MEDNAX®
National Medical Group



2021 Notice of Annual Meeting of Shareholders and Proxy Statement



Dear Mednax Shareholder:



1301 Concord Terrace
Sunrise, Florida 33323-2825
(954) 384-0175

You are cordially invited to attend the 2021 Annual Shareholders' Meeting of Mednax, Inc. ("Mednax", the "Company", "we" or "our") on Wednesday, May 12, 2021, beginning at 10:30 a.m. (ET). Due to continuing concerns regarding the novel coronavirus ("COVID-19") pandemic and to protect the health and safety of our employees, directors and shareholders, the annual meeting will be a virtual meeting conducted solely online via live webcast and can be attended by visiting www.virtualshareholdermeeting.com/MD2021. Whether or not you plan to virtually attend the annual meeting, we urge you to read this Proxy Statement and consider such information carefully before voting.

At the annual meeting, we will ask you to (i) vote on the election of the following individuals to Mednax's Board of Directors: Karey D. Barker, Waldemar A. Carlo, M.D., Paul G. Gabos, Manuel Kadre, Thomas A. McEachin, Roger J. Medel, M.D., Mark S. Ordan, Michael A. Rucker, Guy P. Sansone, John M. Starcher, Jr. and Shirley A. Weis; (ii) approve the amendment and restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan; (iii) approve the amendment and restatement of the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended; (iv) ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2021 fiscal year; (v) conduct an advisory vote regarding the compensation of our named executive officers for the 2020 fiscal year; and (vi) to consider and act upon any other business properly brought before the meeting. Please vote on all the matters described in our Proxy Statement. Your Board of Directors unanimously recommends a vote "FOR" the election of each of the eleven nominees for Director stated above, "FOR" the approval of the amendment and restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan, "FOR" the approval of the amendment and restatement of the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended, "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2021 fiscal year, and "FOR" the approval of the compensation of our named executive officers for the 2020 fiscal year.

Under the rules of the Securities and Exchange Commission (the "SEC"), we are providing access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice") on or about March 23, 2021, to Mednax's shareholders of record at the close of business on March 10, 2021. The E-Proxy Notice contains instructions for your use of this process, including how to access our Proxy Statement and Annual Report and how to vote online. In addition, the E-Proxy Notice contains instructions on how you may (i) receive a paper copy of the Proxy Statement and Annual Report or (ii) elect to receive your Proxy Statement and Annual Report over the Internet.

Whether or not you plan to virtually attend, it is important that your shares be represented and voted at the annual meeting. You may vote your shares over the Internet as described in the E-Proxy Notice. As an alternative, if you received a paper copy of the proxy card by mail, please mark, sign, date and promptly return the card in the self-addressed stamped envelope provided. You may also vote by telephone as described in your proxy card. Voting by telephone, over the Internet, or by mailing a proxy card will not limit your right to attend the annual meeting and vote your shares virtually. We appreciate your continued support of our company.

Sincerely,

Mark S. Ordan
Chief Executive Officer

March 23, 2021



Notice of 2021 Annual Meeting of Shareholders

TO BE HELD ON MAY 12, 2021



To the Shareholders of Mednax, Inc.:

NOTICE IS HEREBY GIVEN that the 2021 Annual Shareholders' Meeting of Mednax, Inc., a Florida corporation ("Mednax" or the "Company"), will be held at 10:30 a.m., ET, on Wednesday, May 12, 2021, virtually at www.virtualshareholdermeeting.com/MD2021, for the following purposes, as more fully described in our Proxy Statement:

- to elect, each for a term expiring at the next annual meeting or until a successor has been duly elected and qualified, the following individuals to Mednax's Board of Directors: Karey D. Barker, Waldemar A. Carlo, M.D., Paul G. Gabos, Manuel Kadre, Thomas A. McEachin, Roger J. Medel, M.D., Mark S. Ordan, Michael A. Rucker, Guy P. Sansone, John M. Starcher, Jr. and Shirley A. Weis;

- to approve the amendment and restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan;

- to approve the amendment and restatement of the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended;

- to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2021 fiscal year;

- to conduct an advisory vote regarding the compensation of our named executive officers for the 2020 fiscal year; and

- to consider and act upon such other business as may properly come before the annual meeting.

How to Vote



Internet



Mail



Phone

Due to continuing concerns regarding the COVID-19 pandemic and to protect the health and safety of our employees, directors and shareholders, the annual meeting will be a virtual meeting conducted solely online via live webcast and can be attended by visiting www.virtualshareholdermeeting.com/MD2021.

The Board of Directors of Mednax has fixed the close of business on March 10, 2021, as the record date for determining those shareholders entitled to notice of, to virtually attend and to vote at the meeting and any postponement or adjournment thereof.

Whether or not you plan to virtually attend, please vote your shares over the Internet, as described in the Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice"). As an alternative, if you received a paper copy of the proxy card by mail, please mark, sign, date and promptly return the proxy card in the self-addressed stamped envelope provided. You may also vote by telephone as described in your proxy card. Shareholders who vote over the Internet, following the instructions provided in the E-Proxy Notice, who return proxy cards by mail, or vote by telephone prior to the meeting may nevertheless attend the meeting, revoke their proxies and vote their shares virtually.

By Order of the Board of Directors,

Dominic J. Andreano

Dominic J. Andreano
Executive Vice President,
General Counsel and Secretary

Sunrise, Florida

March 23, 2021

Table of Contents



Proxy Statement

MEDNAX
National Medical Group

1301 Concord Terrace
Sunrise, Florida 33323-2825

We are furnishing this Proxy Statement and related materials to Mednax's shareholders as part of the solicitation of proxies by Mednax's Board of Directors for use at Mednax's 2021 Annual Shareholders' Meeting and at any postponement or adjournment of the meeting. As used in this Proxy Statement, unless the context otherwise requires, the terms "Mednax," "we," "us," "our" and the "Company" refer to the parent company, Mednax, Inc., a Florida corporation, and the consolidated subsidiaries through which its businesses are actually conducted, together with Mednax's affiliated business corporations or professional associations, professional corporations, limited liability companies and partnerships.

Under the rules and regulations of the SEC, we are furnishing our proxy materials to our shareholders over the Internet and providing a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice") by mail instead of mailing a printed copy of our proxy materials, which include our Proxy Statement and Annual Report, to all Mednax shareholders. The E-Proxy Notice will instruct you on how you may access and review all of the important information contained in the proxy materials. The E-Proxy Notice also instructs you how you may submit your proxy via the Internet. You will not receive a printed copy of the proxy materials unless you request to receive these materials in hard copy by following the instructions provided in the E-Proxy Notice.

We are mailing the E-Proxy Notice on or about March 23, 2021 to Mednax's shareholders of record at the close of business on March 10, 2021.

Questions and Answers About Our Annual Meeting

What Is the Date, Time and Place of the Annual Meeting?

Mednax's 2021 Annual Shareholders' Meeting will be held on Wednesday, May 12, 2021, beginning at 10:30 a.m. (ET). Due to continuing concerns regarding the COVID-19 pandemic and to protect the health and safety of our employees, directors and shareholders, the annual meeting will be a virtual meeting conducted solely online via live webcast and can be attended by visiting www.virtualshareholdermeeting.com/MD2021. The online meeting will begin promptly at 10:30 a.m. (ET). We encourage you to access the annual meeting 15 minutes prior to the start time leaving ample time for the check in and to ensure that you can hear audio prior to the annual meeting. If you encounter any difficulties accessing the annual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual annual meeting page for assistance. Technical support will be available 15 minutes prior to the start of the annual meeting.

What Is the Purpose of the Annual Meeting?

At the annual meeting, Mednax's shareholders will be asked to:

- elect 11 Directors, each for a term expiring at the next annual meeting or until a successor has been duly elected and qualified;

- approve the amendment and restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan;

- approve the amendment and restatement of the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended;

- ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2021 fiscal year;

- conduct an advisory vote regarding the compensation of our named executive officers for the 2020 fiscal year; and

- consider and act upon such other business as may properly come before the meeting.

Who Is Entitled to Vote at the Annual Meeting?

Only holders of record of our common stock at the close of business on March 10, 2021, the record date for the meeting, are entitled to notice of, to virtually attend and to vote at the annual meeting, or any postponements or adjournments of the meeting. At the close of business on the record date, 86,194,705 shares of our common stock were issued and outstanding and were held by approximately 221 holders of record.

What Are the Voting Rights of Mednax's Shareholders?

Mednax's shareholders have one vote per share of Mednax common stock owned on the record date for each matter properly presented at the annual meeting. For example, if you owned 100 shares of our common stock at the close of business on March 10, 2021, you can cast 100 votes for each matter properly presented at the annual meeting.

What Constitutes a Quorum?

A quorum will be present at the meeting if holders of a majority of the issued and outstanding shares of our common stock on the record date are represented at the meeting virtually or by proxy. If a quorum is not present at the meeting, Mednax expects to postpone or adjourn the meeting to solicit additional proxies. Abstentions, including broker non-votes (as described below), will be counted as shares present and entitled to vote for the purposes of determining the presence or absence of a quorum.

What Are "Broker Non-Votes"?

"Broker non-votes" occur when shares held by a brokerage firm are not voted with respect to a proposal because the firm has not received voting instructions from the shareholder and the firm does not have the authority to vote the shares at its discretion. Under the rules of the New York Stock Exchange, brokerage firms may have the authority to vote their customers' shares on certain routine matters for which they do not receive voting instructions, including the ratification of the appointment of independent auditors. The election of Directors, the advisory vote on executive compensation, the approval of the amendment and restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan and the approval of the amendment and restatement of the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended, are considered "non-routine" matters under the New York Stock Exchange rules. In addition, other matters may properly be brought before the meeting that may be considered "non-routine" under the applicable New York Stock Exchange rules. Shares held by a brokerage firm will not be voted on such non-routine matters by a brokerage firm unless it has received voting instructions from the shareholder and, accordingly, any such shares will be "broker non-votes."

How Are Abstentions and Broker Non-Votes Treated?

Abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum. Abstentions and broker non-votes will not be counted as votes cast either in favor of or against the election of the nominees for Director, the approval of the amendment and restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan, the approval of the amendment and restatement of the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended, the advisory vote on executive compensation, or the ratification of the appointment of our independent auditors.

Will My Shares Be Voted if I Do Not Provide My Proxy?

If your shares are held in the name of a brokerage firm, they will not be voted by the brokerage firm except as described above if you do not give the brokerage firm specific voting instructions. If you are a registered shareholder and hold your shares directly in your own name, your shares will not be voted unless you provide a proxy prior to the meeting.

How Do I Vote?

You can vote in any of the following ways:

To vote via the Internet prior to the annual meeting if you are a registered shareholder:

- Follow the instructions on your proxy card and E-Proxy Notice; and

- Vote your shares as instructed on your proxy card and E-Proxy Notice.

To vote by telephone if you are a registered shareholder who received a paper proxy card:

- Dial 1-800-690-6903 from any touch-tone telephone at any time up until 11:59 p.m. ET on May 11, 2021; and

- Have your proxy card in hand and follow the instructions given to you on the line.

To vote by mail if you are a registered shareholder who received a paper proxy card:

- Mark, sign and date your proxy card; and

- Return it in the envelope provided.

To vote prior to the annual meeting if you hold your shares in "street name," follow the instructions of your bank or broker.

To vote virtually at the annual meeting if you are a registered shareholder or if you hold your shares in "street name":

- Access www.virtualshareholdermeeting.com/MD2021;

- If you are a registered shareholder, have your 16-digit control number located on your E-Proxy Notice or your proxy card (if you received a printed copy of the proxy materials); and

- If you hold your shares in "street name," have your 16-digit control number provided to you by your bank or broker. If you hold your shares in "street name" and do not have your 16-digit control number, please contact your bank or broker prior to the annual meeting.

If you hold shares of our common stock in the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan, the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended, the Mednax, Inc. 2015 Non-Qualified Stock Purchase Plan, or the Mednax Services, Inc. Thrift and Profit Sharing Plan (collectively, the Plans), your vote with respect to such shares must be received by 11:59 p.m. ET on May 7, 2021.

We recommend that you log-in at least 15 minutes before the annual meeting starts to ensure that you are logged in and able to hear audio when the virtual meeting begins.

What Vote Is Required for the Proposals?

Assuming that a quorum is present at the annual meeting, the 11 Director nominees receiving the highest number of affirmative votes from holders of our common stock will be elected as Directors of Mednax.

Mednax has a majority voting policy as part of its corporate governance principles. The majority voting policy is applicable solely to uncontested elections, which are those elections in which the number of nominees for election is less than or equal to the number of Directors to be elected. Under the majority voting policy, any nominee for Director who receives more "withheld" votes than "for" votes in an uncontested election must submit a written offer to resign as Director. Any such resignation will be reviewed by the Nominating and Corporate Governance Committee and, within 90 days after the election, the independent members of the Board of Directors will determine whether to accept, reject or take other appropriate action with respect to, the resignation, in furtherance of the best interests of Mednax and its shareholders.

How Does the Board of Directors Recommend I Vote on the Proposals?

The Board of Directors recommends that you vote:

- "FOR" the election of each of the 11 nominees for Director named in this Proxy Statement;
- "FOR" the approval of amendment and restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan;
- "FOR" the approval of the amendment and restatement of the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended;
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2021 fiscal year; and
- "FOR" the approval of the compensation of our named executive officers for the 2020 fiscal year.

How Will My Proxy Holders Vote?

The enclosed proxy designates Mark S. Ordan, our Chief Executive Officer, Dominic J. Andreano, our Executive Vice President, General Counsel and Secretary, and C. Marc Richards, our Executive Vice President and Chief Financial Officer, each with full power of substitution, to hold your proxy and vote your shares. Messrs. Ordan, Andreano and Richards will vote all shares of our common stock represented by proxies properly submitted via telephone or the Internet or properly executed proxies received in time for the annual meeting in the manner specified by the holders of those shares. Messrs. Ordan, Andreano and Richards intend to vote all shares of our common stock represented by proxies properly submitted via telephone, or the Internet, or that are properly executed by the record holder but otherwise do not contain voting instructions, as follows:

- "FOR" the election of each of the 11 nominees for Director named in this Proxy Statement;
- "FOR" the approval of amendment and restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan;

- "FOR" the approval of the amendment and restatement of the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended;

- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2021 fiscal year;

- "FOR" the approval of the compensation of our named executive officers for the 2020 fiscal year; and

- in accordance with the recommendation of Mednax's Board of Directors, "FOR" or "AGAINST" all other matters as may properly come before the annual meeting.

Can I Change My Vote After I Have Voted?

Voting by telephone, over the Internet or by mailing a proxy card does not preclude a shareholder from voting virtually at the meeting. A shareholder may revoke a proxy, whether submitted via telephone, the Internet or mailed, at any time prior to its exercise by filing with Mednax's Secretary a duly executed revocation of proxy, by properly submitting, either by telephone, mail or Internet, a proxy to Mednax's Secretary bearing a later date or by appearing at the meeting and voting online. Virtual attendance at the meeting will not itself constitute revocation of a proxy.

Who Pays for the Preparation of the Proxy Statement?

Mednax will bear the cost of the solicitation of proxies from its shareholders, including preparing, printing and mailing this Proxy Statement, should you request a printed copy of the proxy materials, and the E-Proxy Notice. In addition to solicitations by mail, Mednax's Directors, officers and employees, and those of its subsidiaries and affiliates, may solicit proxies from shareholders by telephone or other electronic means or virtually but will receive no additional compensation for soliciting such proxies. Mednax will cause banks and brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of our common stock held of record by such banks, brokerage firms, custodians, nominees and fiduciaries. Mednax will reimburse such banks, brokerage firms, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in doing so.

How Can I Submit a Question or Make a Comment During the Annual Meeting?

If you want to submit a question or make a comment during the annual meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/MD2021, type your question into the "Ask a Question" field, and click "Submit". Questions and comments submitted via the virtual meeting platform that are pertinent to annual meeting matters will be addressed during the meeting. Questions and comments that are not pertinent to annual meeting matters or that are not addressed during the meeting due to time constraints will be addressed after the meeting by our investor relations department. Consistent with our approach when annual meetings are held in person, questions or comments that are not related to the proposals under discussion, are about personal concerns not shared by shareholders generally, or use blatantly offensive language may be ruled out of order.

Why is the Annual Meeting Being Held Virtually?

We have been closely monitoring the COVID-19 pandemic and the related recommendations and protocols issued by public health authorities and federal, state, and local governments, including current recommendations regarding travel restrictions and large gatherings. In light of these continuing concerns and in order to protect the health and safety of our employees, directors and shareholders, we will be conducting the annual meeting solely online. We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the Company. We believe that hosting a virtual meeting will enable more of our shareholders to attend and participate in the meeting since our shareholders can participate from any location around the world with Internet access.

Proposal 1: Election of Mednax's Directors

Mednax's Amended and Restated Articles of Incorporation, as amended (our "Articles of Incorporation"), and Amended and Restated Bylaws provide that the number of Directors constituting Mednax's Board of Directors will be determined from time to time by resolution adopted by Mednax's Board of Directors. Upon the recommendation of the Nominating and Corporate Governance Committee, the nominees for Director to be elected at the annual meeting in 2021 by the holders of our common stock are as follows:

Karey D. Barker, who has served as a Director since May 2015;

Waldemar A. Carlo, M.D., who has served as a Director since June 1999;

Paul G. Gabos, who has served as a Director since November 2002;

Manuel Kadre, who has served as Lead Independent Director since March 2014 and as a Director since May 2007;

Roger J. Medel, M.D., who has served as a Director since 1979;

Thomas A. McEachin, who has served as a Director since July 2020;

Mark S. Ordan, who has served as a Director since July 2020;

Michael A. Rucker, who has served as a Director since May 2019;

Guy P. Sansone, who has served as a Director since July 2020;

John M. Starcher, Jr., who has served as a Director since July 2020; and

Shirley A. Weis, who has served as a Director since July 2020.

Please see below under "Directors and Executive Officers" for the biographies of these nominees for Director.

Each Director elected will serve for a term expiring at Mednax's 2022 Annual Meeting of Shareholders, which is expected to be held in May 2022, or until a successor has been duly elected and qualified.

Mednax's Board of Directors has no reason to believe that any nominee will refuse to act or be unable to accept election; however, in the event that a nominee for a directorship is unable to accept election or if any other unforeseen contingencies should arise, proxies will be voted for the remaining nominees and for such other person as may be designated by Mednax's Board of Directors, unless the proxies provide otherwise.

Vote Required

If a quorum is present at the annual meeting, the 11 nominees receiving the highest number of votes "FOR" election will be elected to the Board of Directors of Mednax, subject to the majority voting policy described above. Proxies will be voted "FOR" all such nominees absent contrary instructions.

 Mednax's Board of Directors recommends a vote "**FOR**" Proposal 1 to elect each of the 11 nominees for Director.

Governance and Related Matters

Our business, property and affairs are managed under the direction of our Board of Directors, except with respect to those matters reserved for our shareholders. Our Board of Directors establishes our overall corporate policies, reviews the performance of our senior management in executing our business strategy and managing our day-to-day operations and acts as an advisor to our senior management. Our Board of Directors' mission is to further the long-term interests of our shareholders. Members of the Board of Directors are kept informed of Mednax's business through discussions with Mednax's management, primarily at meetings of the Board of Directors and its committees, and through reports and analyses presented to them. Significant communications between our Directors and senior management occur apart from such meetings.

Settlement Agreement with Starboard

On July 12, 2020, we entered into a Settlement Agreement (the "Settlement Agreement") with Starboard Value LP and certain of its affiliates ("Starboard"), which owned, in the aggregate, 8,450,000 shares, or approximately 9.9%, of our common stock issued and outstanding as of such date. Pursuant to the Settlement Agreement, we (i) accepted the resignations of each of Cesar L. Alvarez, Michael B. Fernandez, Pascal J. Goldschmidt, M.D., Carlos Migoya and Enrique J. Sosa, Ph.D. (collectively, the "Departing Directors") as members of the Board of the Directors and from any Board committee memberships, (ii) concurrently with the resignations by the Departing Directors, appointed each of Ms. Weis and Messrs. McEachin, Ordan, Sansone and Starcher (collectively, the "2020 Appointees") as Directors of the Company with terms expiring at the 2020 annual meeting of shareholders (the "2020 Annual Meeting"); (iii) subject to their consent to serve, nominated the 2020 Appointees and Ms. Barker, Drs. Carlo and Medel and Messrs. Gabos, Kadre and Rucker (collectively, the "Continuing Directors") for election to the Board of Directors at the 2020 Annual Meeting for terms expiring at our 2021 Annual Meeting of Shareholders (the "2021 Annual Meeting"); (iv) recommended, supported and solicited proxies for the election of the 2020 Appointees at the 2020 Annual Meeting in the same manner as we recommend, support, and solicit proxies for the election of the Continuing Directors; (v) determined that each of the 2020 Appointees were deemed to be (a) a member of the "Incumbent Board" or an "Applicable Director" (as such term may be defined in the definition of "Change in Control," "Change of Control" (or any similar term) under certain of our compensation plans, equity plans, and similar internal documents and (b) a member of the Board of Directors as of the beginning of any applicable measurement period for the purposes of the definition of "Change in Control" or any similar term under our compensation plans, equity plans, and similar internal documents; (vi) accepted the resignation of Mr. Alvarez as Chair of the Board of Directors and appointed Mr. Sansone as Chair of the Board of Directors for the duration of the Standstill Period (as defined below); (vii) accepted the irrevocable resignation of Dr. Medel as a non-employee director and from all applicable committees of the Board of Directors effective upon the conclusion of the 2021 Annual Meeting, however, the Board of Directors has subsequently determined to nominate Dr. Medel for reelection to the Board at the 2021 Annual Meeting; (viii) agreed that, during the Standstill Period, the Board of Directors will not increase the size of the Board to more than 11 directors without Starboard's consent; (ix) agreed to allow Gavin T. Molinelli, a representative of Starboard, as a Board of Directors observer during the Standstill Period; (x) formed a Strategy Committee of the Board of Directors (the "Strategy Committee") to review, evaluate and oversee our corporate strategy and identify opportunities to create value for our shareholders; (xi) appointed the members of the Strategy Committee, the Audit Committee of the Board of Directors (the "Audit Committee"), the Compensation Committee of the Board of Directors (the "Compensation Committee"), the Nominating and Corporate Governance Committee of the Board of Directors (the "Nominating and Corporate Governance Committee") and the Medical Science and Technology Committee of the Board of Directors (the "Medical Science and Technology Committee"), and (xii) disbanded the Executive Committee of the Board of Directors. The Settlement Agreement also governed the composition of the committees of the Board of Directors during the Standstill Period. With respect to the 2020 Annual Meeting, Starboard, among other things, (i) withdrew its letter to the Company in November 2019 nominating a slate of director candidates to be elected to the Board of Directors at the 2020 Annual Meeting and (ii) voted all shares of our common stock beneficially owned by Starboard in favor of the Continuing Directors and in accordance with the Board of Directors' recommendations on all other proposals. Starboard also agreed to certain customary standstill provisions, effective as of the date of the Settlement Agreement through the earlier of (x) fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2021 Annual Meeting pursuant to the Company's Amended and Restated Articles of Incorporation, as amended, or (y) 100 days prior to the first anniversary of the 2020 Annual Meeting (the "Standstill Period"), which Standstill Period has elapsed.

Questions and Answers About Our Corporate Governance Practices

What Committees Have Our Board of Directors Established?

The standing committees of Mednax's Board of Directors are the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Medical Science and Technology Committee and the Strategy Committee. Copies of the charters for these committees, as well as our corporate governance principles, are available on our website at www.Mednax.com, other than the charter for the Strategy Committee, which, as of the date of this Proxy Statement, has not been approved by the Strategy Committee. Our website and the information contained therein, other than material expressly referred to in this Proxy Statement, or connected thereto, are not incorporated into this Proxy Statement. A copy of our committee charters and corporate governance principles are also available upon request from Mednax's Secretary at 1301 Concord Terrace, Sunrise, Florida 33323.

How Many Times Did Our Board of Directors Meet During 2020?

During 2020, Mednax's Board of Directors held 21 meetings. Committees of the Board of Directors held a combined total of 21 meetings and also took various actions by unanimous written consent. Each Director attended at least 75% of the total number of meetings of Mednax's Board of Directors and its committees held during 2020 during the period such Director was a member thereof. Although Mednax has no formal policy with respect to its Directors' attendance at Mednax's Annual Shareholders' Meetings, in 2020 all of our Directors attended the Annual Shareholders' Meeting virtually.

Are a Majority of Our Directors Independent?

Our Board of Directors has reviewed information about each of our Directors and made the determination that all of the non-employee Directors on our Board of Directors, other than Dr. Medel, are independent. In arriving at this conclusion, our Board of Directors made the affirmative determination that each of the non-employee Directors, other than Dr. Medel, meets the Board of Directors' previously adopted categorical standards for determining independence in accordance with the New York Stock Exchange's corporate governance rules. In making this determination, the Board of Directors considered transactions and relationships between each Director or any member of such Director's immediate family and Mednax and its subsidiaries and affiliates. These transactions consisted of those transactions reported below under "Certain Relationships and Related Person Transactions — Transactions with Related Persons." Our Board of Directors determined that each of these transactions and relationships was within the New York Stock Exchange standards and our categorical standards and that none of the transactions or relationships affected the independence of the Director involved. Our adopted categorical standards for determining independence in accordance with the New York Stock Exchange's corporate governance rules are contained in our corporate governance principles, a copy of which is available on our website at www.Mednax.com.

Who Are the "Chair of the Board" and "Lead Independent Director"?

To assist the Board of Directors in fulfilling its obligations, following each annual meeting of shareholders, Mednax's Board of Directors designates a non-management Director as "Chair of the Board." In addition, the Board of Directors, by a majority vote of the non-management Directors, may also designate a non-management Director as "Lead Independent Director."

Mednax separates the roles of Chief Executive Officer and Chair of the Board in recognition of the differences between the two roles. The Chief Executive Officer is responsible for determining the long-term strategic direction for the Company. The principal responsibility of the Chair of the Board is to serve as chief administrative liaison between independent Directors and Mednax management and to monitor implementation of Board of Directors' directives and actions. The principal responsibility of the Lead Independent Director, if designated, is to work collaboratively with the Chair of the Board and the Chief Executive Officer with respect to Board of Directors governance and process. The Lead Independent Director has additional responsibilities and authorities set out in our corporate governance principles. We believe this balance of shared leadership between the two positions is a strength for the Company.

At least once a year, the Chair of the Board or Lead Independent Director also presides over meetings of our independent Directors. On July 12, 2020, in connection with our entry into the Settlement Agreement, Mr. Alvarez resigned as Chair of the Board and Mr. Sansone was appointed as his successor. Following our 2020 annual meeting of shareholders, our Board of Directors appointed Mr. Kadre to serve as Lead Independent Director.

The Board believes that its current leadership structure provides the most effective leadership model for our Company, as it promotes balance between the Board's independent authority to oversee our business and the Chief Executive Officer and the Company's management team, which manage the business on a day-to-day basis.

What Role Does the Board of Directors Serve in Risk Oversight for the Company?

The Board of Directors evaluates its leadership structure and role in risk oversight on an ongoing basis. The Board of Directors provides oversight of the Company's risk exposure by receiving periodic reports from senior management regarding matters relating to financial, operational, regulatory, legal and strategic risks and mitigation strategies for such risks. In addition, as reflected in the Audit Committee Charter, the Board of Directors has delegated to the Audit Committee responsibility to oversee, discuss and evaluate the Company's policies and guidelines with respect to risk assessment and risk management, including internal control over financial reporting. As appropriate, the Audit Committee provides reports to and receives direction from the full Board of Directors regarding the Company's risk management policies and guidelines, as well as the Audit Committee's risk oversight activities. The Board of Directors believes that this division of responsibilities is the most effective approach for addressing the risks facing the Company and that the Board's leadership structure supports this approach.

How Can Shareholders Communicate with the Board of Directors?

Anyone who has a concern about Mednax's conduct, including accounting, internal controls or audit matters, may communicate directly with our Chair of the Board of Directors, Lead Independent Director, our non-management Directors, the Chair of the Audit Committee or the Audit Committee. In addition, at the request of the Board of Directors, communications that do not directly relate to our Board's duties and responsibilities as directors will be excluded from distribution. Such excluded items include, among others, "spam;" advertisements, mass mailings, form letters, and email campaigns that involve unduly large numbers of similar communications; solicitations for goods, services, employment or contributions; and surveys. Any excluded communication will be made available to any Director upon request. Such communications may be confidential or anonymous, and may be submitted in writing to the Chief Compliance Officer, Mednax, Inc., 1301 Concord Terrace, Sunrise, Florida 33323, or reported by phone at 877-835-5764. Any such concerns will be forwarded to the appropriate Directors for their review, and will be simultaneously reviewed and addressed by the Company's General Counsel or Chief Compliance Officer in the same way that other concerns are addressed by us. Mednax's Code of Conduct, which is discussed below, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

Has Mednax Adopted a Code of Conduct?

Mednax has adopted a Code of Conduct that applies to all Directors, officers, employees and independent contractors of Mednax and its affiliated professionals. Mednax intends to disclose any amendments to, or waivers from, any provision of the Code of Conduct that applies to any of Mednax's executive officers or Directors by posting such information on its website at www.Mednax.com.

Mednax has also adopted a Code of Professional Conduct — Finance that applies to all employees with access to, and responsibility for, matters of finance and financial management, including Mednax's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Mednax intends to disclose any amendments to, or waivers from, any provision of the Code of Professional Conduct — Finance that applies to any of Mednax's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or persons performing similar functions by posting such information on its website at www.Mednax.com.

Copies of our Code of Conduct and the Code of Professional Conduct — Finance are available on our website at www.Mednax.com and upon request from Mednax's Secretary at 1301 Concord Terrace, Sunrise, Florida 33323.

Has Mednax Adopted a Clawback Policy?

Mednax has adopted a Clawback Policy that permits the Company to seek to recover certain amounts of incentive compensation, including both cash and equity, paid to any executive officer (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) on or after January 1, 2014, if payment of such compensation was based on the achievement of financial results that were subsequently the subject of a restatement of its financial statements due to misconduct, and if the executive engaged in improper conduct that materially contributed to the need for restatement, and a lower amount of incentive compensation would have been earned based on the restated financial results.

Does Mednax Require its Executive Officers and Board of Directors to Retain a Certain Amount of Mednax Common Stock?

Mednax has adopted a Stock Ownership and Retention Policy which requires that each named executive officer and each non-management Director retain Mednax common stock worth a certain multiple of annual base salary, or cash retainer, respectively. Details of the policy and the required ownership levels are described in further detail in the "Executive Compensation: Compensation Discussion and Analysis" section of this Proxy Statement.

Has Mednax Adopted an Anti-Hedging and Anti-Pledging Policy?

Mednax has adopted a policy prohibiting its Directors, management, financial and other insiders from engaging in transactions in Mednax securities or derivatives of Mednax securities that might be considered hedging, or from holding Mednax securities in margin accounts or pledging Mednax securities as collateral for a loan, unless such person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Does Mednax Have a Director Retirement Age Policy?

Mednax has adopted a Director Retirement Age Policy which provides that a Director must retire and may not stand for re-election during the calendar year in which the Director attains age 80. Additionally, no Director may be nominated to a new term if the Director would attain age 80 by the end of the calendar year in which the election is held.

Report of the Audit Committee

The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of Mednax's filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that we specifically incorporate such report by reference.

We act under a written charter that has been adopted by Mednax's Board of Directors. While we have the responsibilities set forth in this charter, it is not our duty to plan or conduct audits or to determine that Mednax's financial statements are complete, accurate or in compliance with accounting principles generally accepted in the United States ("GAAP"). This is the responsibility of Mednax's management and independent auditors.

Our primary function is to assist the Board of Directors in their evaluation and oversight of the integrity of Mednax's financial statements and internal control over financial reporting, the qualifications and independence of Mednax's independent auditors and the performance of Mednax's audit functions. In addition, while we are also responsible for assisting the Board of Directors in their evaluation and oversight of Mednax's compliance with applicable laws and regulations, it is not our duty to assure compliance with such laws and regulations or Mednax's Compliance Plan and related policies. We are also responsible for overseeing, discussing and evaluating Mednax's guidelines, policies and processes with respect to risk assessment and risk management and the steps management has taken to monitor and control risk exposure, and we advise the Board of Directors with respect to such matters, as appropriate.

We also oversee Mednax's auditing, accounting and financial reporting processes generally. Management is responsible for Mednax's financial statements and the financial reporting process, including the system of internal controls. We also review the preparation by management of Mednax's quarterly and annual financial statements. Mednax's independent auditors, who are accountable to us, are responsible for expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Mednax in conformity with GAAP. Mednax's independent auditors are also responsible for auditing and reporting on the effective operation of Mednax's internal control over financial reporting. We are responsible for retaining Mednax's independent auditors and maintain sole responsibility for their compensation, oversight and termination. We are also responsible for pre-approving all non-audit services to be provided by the independent auditors, and on an annual basis discussing with the independent auditors all significant relationships they have with Mednax to determine their independence.

In fulfilling our oversight role, we met and held discussions with Mednax's management and independent auditors. Management advised us that Mednax's audited consolidated financial statements were prepared in accordance with GAAP, and we reviewed and discussed the consolidated financial statements for the fiscal year ended December 31, 2020. In addition, we reviewed and discussed the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Mednax's periodic reports, key accounting and reporting issues and the scope, adequacy and assessments of Mednax's internal controls and disclosure controls and procedures with management and Mednax's independent auditors. We discussed privately with the independent auditors matters deemed significant by the independent auditors. We discussed privately with the independent auditors matters deemed significant by the independent auditors, including those matters required to be discussed pursuant to the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

The independent auditors also provided us with the written disclosures and the letter required by applicable requirements of the PCAOB, regarding the independent accountant's communications with the Audit Committee concerning independence, and we discussed with the independent auditors matters relating to their independence. We also reviewed a report by the independent auditors describing the firm's internal quality-control procedures and any material issues raised in the most recent internal-quality control review or external peer review or inspection performed by the PCAOB.

Based on our review with management and the independent auditors of Mednax's audited consolidated financial statements and internal controls over financial reporting and the independent auditors' report on such financial statements and their evaluation of Mednax's internal controls over financial reporting, and based on the discussions and written disclosures described above and our business judgment, we recommended to the Board of Directors that the Company's audited consolidated financial statements for the fiscal year ended December 31, 2020 be included in Mednax's Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors.

Paul G. Gabos
Karey D. Barker
Thomas A. McEachin
Michael A. Rucker

Directors and Executive Officers
Mednax's Directors and Executive Officers

Mednax's current Directors and Executive Officers are as follows:

Name	Age	Position with Mednax
Mark S. Ordan	62	Chief Executive Officer and Director
Guy P. Sansone[1]	56	Chair of the Board of Directors
Manuel Kadre[1][3][4]	55	Lead Independent Director
Karey D. Barker[2][4]	53	Director
Waldemar A. Carlo, M.D.[3][5]	68	Director
Paul G. Gabos[2]	55	Director
Thomas A. McEachin[1][2][4]	68	Director
Roger J. Medel, M.D.[5]	74	Director
Michael A. Rucker[2][5]	51	Director
John M. Starcher, Jr.[1][3][4][5]	50	Director
Shirley A. Weis[3][4]	67	Director
C. Marc Richards	50	Executive Vice President, Chief Financial Officer
Dominic J. Andreano	52	Executive Vice President, General Counsel and Secretary
Roger "Mack" Hinson, M.D.	57	President, Pediatrix and Obstetrix Medical Groups
John C. Pepia	58	Senior Vice President, Chief Accounting Officer

(1) Member of the Strategy Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Nominating and Corporate Governance Committee.
(5) Member of the Medical Science and Technology Committee.

Mark S. Ordan
Director and
Chief Executive Officer

Director Since: 2020

Age: 62

Committees: None



The Board of Directors has concluded that Mr. Ordan's qualifications to serve on the Board include his extensive experience in the healthcare industry, including as a senior executive and board member of both public and private companies, together with his extensive experience managing large-scale healthcare operations.

Mark S. Ordan has been a Director and the Chief Executive Officer of the Company since July 2020. Mr. Ordan most recently served as the Chief Executive Officer and Chairman of the board of directors of Quality Care Properties, Inc. (NYSE:QCP)("QCP"), a self-managed and self-administered real estate investment trust ("REIT") and one of the nation's largest actively-managed real estate companies focused on post-acute/skilled nursing and memory care/assisted living properties, from October 2016 to July 2018. Prior to joining QCP, he served as a consultant to HCP, Inc. (NYSE:HCP), a REIT which invests primarily in real estate serving the United States healthcare industry, from March 2016 until QCP's spin-off from HCP, Inc. in October 2016. Mr. Ordan previously held several positions at Washington Prime Group Inc. (NYSE:WPG), a retail REIT, including as a director from May 2014 to May 2017, Non-Executive Chairman of the board of directors from January 2016 to June 2016, Executive Chairman from January 2015 to January 2016, and Chief Executive Officer from May 2014 until January 2015. From January 2013 to November 2013, Mr. Ordan served as a director and as the Chief Executive Officer of Sunrise Senior Living, LLC, the successor to the management business of Sunrise Senior Living, Inc. (formerly NYSE:SZR)("Sunrise"), which had been an operator of approximately 300 senior living communities in the United States, Canada and the United Kingdom, prior to its sale in January 2013. Mr. Ordan served as Sunrise's Chief Executive Officer from November 2008 to January 2013, as its Chief Investment and Administrative Officer from March 2008 to November 2008 and as a director from July 2008 to January 2013. While at Sunrise, Mr. Ordan led its restructuring and oversaw its eventual sale to Health Care REIT, Inc. Prior to Sunrise, he served as the Chief Executive Officer and President of The Mills Corporation ("Mills") (formerly NYSE:MLS), an owner and manager of a diversified portfolio of regional shopping malls and retail entertainment centers, from October 2006 to May 2007, as its Chief Operating Officer from February 2006 to October 2006 and as a director from December 2006 until March 2007. While at Mills, Mr. Ordan oversaw its operations and its eventual sale to Simon Property Group, Inc. and Farallon Capital Management, L.L.C. in April 2007. Prior to Mills, he served as the President and Chief Executive Officer of Balducci's LLC, a gourmet food store chain. He also founded and served as Chairman, President and Chief Executive Officer of Fresh Fields Markets, Inc., an organic foods supermarket chain, eventually leading the merger of the company with Whole Foods Markets, Inc. Mr. Ordan was also previously employed in the equities division of the investment banking firm of Goldman Sachs & Co. Since February 2019, Mr. Ordan has served on the Board of Trustees of Federal Realty Investment Trust (NYSE:FRT), a REIT specializing in the ownership, management, development, and redevelopment of high quality retail assets, where he also previously served from 1996 to 2006, including as Chairman from 2001 to 2006. Mr. Ordan has served on the board of directors of Elli Finance (UK) plc, the parent holding company of Four Seasons Health Care, a private home care operator, since October 2018. Previously, Mr. Ordan served on the boards of VEREIT, Inc. (NYSE:VER)(f/k/a American Realty Capital Properties, Inc.), a leading, full-service real estate operating company with investment management capability, a position he held from June 2015 until his appointment as our Chief Executive Officer in July 2020, and of Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate company that owns, develops, manages and acquires commercial and residential real estate, from April 2018 until its acquisition by a real estate fund of Brookfield Asset Management Inc. (NYSE: BAM) in December 2018. Mr. Ordan currently serves on the boards of the U.S. Chamber of Commerce, Vassar College and Holton Arms School. Mr. Ordan received a BA from Vassar College and an MBA from Harvard Business School.

Guy P. Sansone
Chair of the Board of Directors

Director Since: 2020

Age: 56

Committees: Strategy



The Board of Directors has concluded that Mr. Sansone's qualifications to serve on the Board include his more than 25 years of experience working as an adviser, investor and senior manager of companies in the healthcare industry, together with his extensive financial expertise and leadership experience as a senior executive and board member.

Guy P. Sansone has been Chair of the Board of Directors Director of the Company since July 2020. Mr. Sansone has served as the Co-Founder, Chairman and Chief Executive Officer of H2 Health, a leading regional provider of physical rehabilitation services and clinician staffing solutions, since February 2020. Prior to that, he served as Managing Director at Alvarez & Marsal in New York, a financial advisory and consulting firm notable for its work in turnaround management and performance improvement of a number of large, high-profile businesses across the globe, where he served as Chairman of the firm's Healthcare Industry Group, which he founded in 2004. Mr. Sansone has also served on the Boards of Directors of Magellan Health, Inc. (NASDAQ: MGLN), a healthcare company focused on special populations, complete pharmacy benefits and other specialty areas of healthcare, since March 2019, and Carisk Partners, a risk transfer, care coordination company, since April 2019, and as Non-Executive Chairman of Brookdale Senior Living, Inc. (NYSE: BKD), an owner and operator of senior living and retirement communities, since January 2020. Mr. Sansone has served on the Board of Advisors for Pager, Inc., a mobile healthcare technology company, since March 2017. Previously, Mr. Sansone served on the Boards of Directors of Civitas Solutions, Inc. (formerly NYSE:CIVI), a leading national provider of home-and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs, from December 2009 until its acquisition by Celtic Intermediate Corp. in March 2019, and HealthPRO Heritage, a leading national provider of therapy management and consulting services, from September 2015 to November 2019. Over the past 20 years, he has invested in and consulted as an executive to numerous companies, focusing on developing and evaluating strategic and operating alternatives designed to enhance value. Mr. Sansone earned a B.S. from the State University of New York at Albany.

Manuel Kadre
Lead Independent Director

Director Since: 2014

Age: 55

Committees: Strategy, Compensation, Nominating and Corporate Governance



The Board of Directors has concluded that Mr. Kadre's qualifications to serve on the Board include his experience in acquiring and managing businesses, including those in regulated industries and in government relations, his financial expertise as well as his experience as a member of the Board of Trustees of the University of Miami.

Manuel Kadre was elected as a Director in May 2007 and designated as Lead Independent Director in March 2014. Since December 2012, Mr. Kadre has been the Chairman and Chief Executive Officer of Tri-State Luxury Collection, a group of luxury automotive dealerships. From July 2009 until 2013, Mr. Kadre was the Chief Executive Officer of Gold Coast Caribbean Importers, LLC. Mr. Kadre has served on the Board of Directors of Republic Services, Inc. since June 2014 and was appointed as Chairman of the Board of Directors of Republic Services, Inc. in February 2017. Mr. Kadre has also served on the Board of Directors for The Home Depot, Inc. since October 2018. Mr. Kadre also serves on the Board of Trustees of the University of Miami and on the Board of Governors of University of Miami Hospital.

Karey D. Barker
Director

Director Since: 2015

Age: 53

Committees: Audit, Nominating and Corporate Governance



The Board of Directors has concluded that Ms. Barker's qualifications to serve on the Board include her financial expertise and experience in managing venture capital and public equity funds.

Karey D. Barker was elected as a Director in May 2015. Ms. Barker founded Cross Creek Advisors, LLC, a venture capital firm, in 2013 and has served as its Managing Director, Chief Executive Officer and President since that time. Ms. Barker previously served as Managing Director, Venture of Wasatch Advisors, Inc., an investment advisory services firm, from 2006 until 2012 and served as a member of its Board of Directors from 1995 until 2012. Ms. Barker also serves as a board observer for several investment companies on behalf of Cross Creek Advisors.

Waldemar A. Carlo, M.D.
Director

Director Since: 1999

Age: 68

Committees: Compensation, Medical Science and Technology



The Board of Directors has concluded that Dr. Carlo's qualifications to serve on the Board include his experience as a nationally known Professor of Neonatology leading one of the nation's largest academic neonatal practices as well as his experience performing scientific research and developing and implementing educational programs for physicians.

Waldemar A. Carlo, M.D., was elected as a Director in June 1999. Dr. Carlo has served as Professor of Pediatrics and Director of the Division of Neonatology at the University of Alabama at Birmingham School of Medicine since 1991. Dr. Carlo participates as a member of several medical and professional organizations. He has received numerous research awards and grants and has lectured extensively, both nationally and internationally. Additionally, Dr. Carlo is a recipient of the Apgar Award, the highest recognition given to neonatologists by the American Academy of Pediatrics.

Paul G. Gabos
Director

Director Since: 2002

Age: 55

Committees: Audit



The Board of Directors has concluded that Mr. Gabos' qualifications to serve on the Board include his management experience as a senior executive and financial expertise as Chief Financial Officer of a publicly traded healthcare services company and prior thereto as an investment banker with a large national firm.

Paul G. Gabos was elected as a Director in November 2002. Mr. Gabos, who is presently retired, served as Chief Financial Officer of Lincare Holdings Inc. ("Lincare"), a provider of oxygen and other respiratory therapy services to patients in the home, from June 1997 through December 2012, until its merger with a subsidiary of Linde AG, and prior thereto served as Vice President – Administration for Lincare. Prior to joining Lincare in 1993, Mr. Gabos worked for Coopers & Lybrand, an accounting firm, prior to its merger with Price Waterhouse, and for Dean Witter Reynolds, Inc., a securities firm. Mr. Gabos served as Chairman of the Board and Audit Committee Chairman of Benefytt Technologies, Inc. (formerly NASDAQ: BFYT), a developer and administrator of individual health insurance plans from 2013 until its acquisition by funds affiliated with Madison Dearborn Partners in August 2020. Over the past eight years, Mr. Gabos has provided strategic and financial consulting services to public companies and private equity firms and is an active investor in and advisor to multiple early stage companies in the healthcare and technology industries.

Thomas A. McEachin
Director

Director Since: 2020

Age: 68

Committees: Strategy, Audit, Nominating and Corporate Governance



The Board of Directors has concluded that Mr. McEachin's qualifications to serve on the Board include his extensive finance and executive management experience and in-depth knowledge of financial reporting, compliance, accounting and controls and corporate governance matters.

Thomas A. McEachin has been a Director of the Company since July 2020. Mr. McEachin has served on the Board of Directors of Surgalign Holdings, Inc. (NASDAQ: SRGA) (formerly RTI Surgical Holdings, Inc. (NASDAQ: RTIX)), a global medical technology company advancing the science of spine care, since December 2015. Previously, he held executive positions at Covidien Surgical Solutions, a division of Covidien plc (formerly NYSE: COV), a global health care products company and manufacturer of medical devices and supplies, from 2008 to 2012. During his tenure at Covidien Surgical Solutions, he served as Vice President, Finance from 2008 to 2011 and Vice President and Group Chief Financial Officer from 2011 to 2012. From 1997 to 2008, Mr. McEachin served in various finance capacities at United Technologies Corporation (NYSE: UTX), a global leader in the aerospace and building industries, and its subsidiaries, including as chief Investor Relations officer, Vice President and Controller of Pratt & Whitney, and Vice President and Chief Financial Officer of UTC Power. Prior to that, he held several executive positions with Digital Equipment Corporation (formerly NYSE: DEC), a vendor of computer systems, including computers, software, and peripherals, from 1986 to 1997. Mr. McEachin was with Xerox Corporation (n/k/a Xerox Holdings Corporation) (NYSE: XRX), a global corporation that sells print and digital document products and services, from 1975 to 1986, serving as Controller of the procurement organization. Mr. McEachin formerly served as a trustee and officer of the Wadsworth Atheneum (Hartford, CT), the oldest public art institution in the United States, serving on their executive, finance and investment committees. He also is a past board member of the Connecticut Science Center and chair of the audit committee. Mr. McEachin holds a B.S. from New York University and an MBA from Stanford University.

Roger J. Medel, M.D.
Director

Director Since: 1979

Age: 74

Committees: Medical Science and Technology



The Board of Directors has concluded that Dr. Medel's qualifications to serve on the Board include his experience as our Chief Executive Officer and founder of the Company and a physician with training and experience in the Company's historical base service line of neonatology.

Roger J. Medel, M.D., has been a Director of the Company since he co-founded it in 1979. Dr. Medel served as the Company's President until May 2000 and as Chief Executive Officer until December 2002. In March 2003, Dr. Medel reassumed the position of President, serving in that position until May 2004, and Chief Executive Officer, a position in which he served until July 12, 2020 when he retired. Dr. Medel has served as a member of the Board of Trustees of the Dana Farber Cancer Institute, Inc. since January 2016. Dr. Medel was a member of the Board of Trustees of the University of Miami from January 2004 to February 2012. Dr. Medel participates as a member of several medical and professional organizations and, from June 2006 to April 2009, served on the Board of Directors of MBF Healthcare Acquisition Corp.

Michael A. Rucker
Director

Director Since: 2019

Age: 51

Committees: Audit, Medical Science and Technology



The Board of Directors has concluded that Mr. Rucker's qualifications to serve on the Board include his extensive experience as an executive in the healthcare industry, including the management of physician practices and partnerships.

Michael A. Rucker was elected as a Director in May 2019. Since 2017, Mr. Rucker has served as Chief Executive Officer, and since 2016 as a member of the Board of Directors, of Ivy Rehab Network, Inc., one of the largest networks of physical therapy clinics in the United States. Prior to joining Ivy Rehab, Mr. Rucker served from 2010 to 2017 as Executive Vice President and Chief Operating Officer of Surgical Care Affiliates, Inc., at the time a publicly traded operator of one of the nation's largest networks of surgical facilities, until its acquisition by UnitedHealth Group. Mr. Rucker has also held executive roles in various healthcare companies, including DaVita, Inc., where he served as Division Vice President from 2005 to 2008 after DaVita acquired Gambro Healthcare, where Mr. Rucker had served in various general management and business development capacities since 1997.

John M. Starcher, Jr.
Director

Director Since: 2020

Age: 50

Committees: Strategy, Compensation, Nominating and Corporate Governance, Medical Science and Technology



The Board of Directors has concluded that Mr. Starcher's qualifications to serve on the Board include his significant leadership experience as a senior executive in the healthcare industry, including as President and Chief Executive Officer of Bon Secours Mercy Health.

John M. Starcher, Jr. has been a Director of the Company since July 2020. Mr. Starcher is the President and Chief Executive Officer of Bon Secours Mercy Health, a not-for-profit Catholic health system that owns and operates 48 acute care hospitals, over 1,000 sites of care serving more than 10 million patients and has more than 60,000 employees across seven states and two countries, where he has served since September 2018. Prior to this, he served as Chief Executive Officer and President of Mercy Health from April 2016 to August 2018, where he oversaw the development of system strategies and operations for all 23 Mercy Health hospitals and the clinically integrated network across Ohio and Kentucky. Before being promoted to Chief Executive Officer at Mercy Health, Mr. Starcher served as an Executive Vice President of Operations and Chief Executive Officer of the Cincinnati Market at Mercy Health from January 2015 to April 2016. From August 2013 through March 2014, Mr. Starcher served as the Interim President and Chief Executive Officer of Health Management Associates Inc. (formerly NYSE:HMA) ("HMA"), an integrated acute care delivery system with 71 hospitals across 15 states, where he guided HMA through its successful sale to Community Health Systems. Prior to that, Mr. Starcher served as President of HMA's Eastern Group from February 2012 until August 2013. Before joining HMA, Mr. Starcher served as the Chief Executive Officer of three of Mercy Health's four divisions — overseeing more than 20 acute care hospitals, five long term care facilities, six home health agencies, and dozens of affiliated clinical practices with more than $3 billion in net revenue. Prior to that, he served as the Chief Executive Officer of the Northeastern Pennsylvania Region, the senior vice president of Human Resources and corporate associate general counsel at Catholic Health Partners. Mr. Starcher started his career in 1993 in Human Resources at the Medical College of Ohio as the Director of Labor Relations where he worked until he joined Catholic Health Partners in 1999. Mr. Starcher serves as a Director on the Boards of Bon Secours Mercy Health, Ensemble Health Partners, the Innovation Institute, Lirio, LLC, and American Pain Consortium, LLC. He also serves on the Advisory Board of HealthQuest Capital. Mr. Starcher holds a Bachelor's degree in business administration from Bowling Green State University and a Doctorate in Jurisprudence from the University of Toledo. He is licensed to practice law in the State of Ohio (currently inactive) and has actively served as a director on more than 20 boards in varied industries, including banking, insurance, acute and sub-acute healthcare, specialty care, and physician practice organizations.

Shirley A. Weis
Director

Director Since: 2020

Age: 67

Committees: Compensation, Nominating and Corporate Governance



The Board of Directors has concluded that Ms. Weis' qualifications to serve on the Board include her extensive leadership, management and consulting experience in the healthcare industry, including as Mayo Clinic's first female Chief Administrative Officer, together with her private and public company board experience.

Shirley A. Weis has been a Director of the Company since July 2020. Ms. Weis has served as the President of Weis Associates, LLC, a consulting firm she founded focused on healthcare management, strategic planning and leadership development, since January 2014. Previously, Ms. Weis was the Vice President and Chief Administrative Officer of Mayo Clinic, a nonprofit medical practice and medical research group, from 2007 until her retirement in December 2013. She joined Mayo Clinic in 1995 and held a number of clinical and administrative leadership positions, including Chair of Administrative Services for the Mayo Clinic in Arizona, Chair of the Mayo Clinic Managed Care Department and Executive Director of Mayo Management Services, Inc. Ms. Weis was also previously a member of the Mayo Clinic Board of Trustees. Ms. Weis has served on the Boards of Directors of Surgalign Holdings, Inc. (NASDAQ: SRGA) (formerly RTI Surgical Holdings, Inc. (NASDAQ: RTIX)), a global medical technology company advancing the science of spine care, since October 2014 (but will not stand for re-election in May 2021) and The Medical Memory, LLC, a Phoenix-based, private company that facilitates recording of medical conversations with doctors and distributes them to patients and families, since July 2017. She previously served on the Boards of Directors of Sentry Insurance Company, a mutual insurance company specializing in business insurance, from May 2015 until April 2019, and Traverse Global Healthcare, a Phoenix-based developer of U.S. — style healthcare facilities in global markets, from February 2014 until the company was dissolved in October 2016. Ms. Weis holds a bachelor of science degree in Nursing from Michigan State University and a Master's degree in management from Aquinas College. She also received an honorary Doctor of Science degree from Michigan State University. She was named one of the Top 25 Women in Healthcare by Modern Healthcare magazine for 2007 and 2013.

C. Marc Richards
Executive Vice President and Chief Financial Officer

Age: 50

Committees: None



C. Marc Richards was appointed Executive Vice President and Chief Financial Officer in September 2020. Prior to joining the Company as Executive Vice President in September 2020, Mr. Richards, served as Chief Financial Officer of Quality Care Properties ("QCP"), a self-managed and self-administered real estate investment trust focused on post-acute/skilled nursing and memory care/assisted living properties, from October 2016 to July 2018. In this role he oversaw the spin-off of QCP from Healthcare Property Investors ("HCP") and the eventual merger of QCP with Welltower. Prior to the establishment of QCP, Mr. Richards served as a consultant to HCP from March 2016 to October 2016. Mr. Richards previously served as Executive Vice President and Chief Administrative Officer of Washington Prime Group Inc. from January 2015 to January 2016 and as Chief Financial Officer from May 2014 to January 2015. From January 2013 to May 2014, Mr. Richards served as Chief Financial and Administrative Officer of Sunrise Senior Living, LLC ("Sunrise"). He served as Chief Financial Officer of Sunrise from March 2011 to January 2013 and as Chief Accounting Officer of Sunrise from July 2009 to March 2011. Before joining Sunrise, Mr. Richards served in executive roles with JE Robert Companies, Republic Property Trust and The Mills Corporation.

Dominic J. Andreano
Executive Vice President,
General Counsel and
Secretary

Age: 52

Committees: None



Dominic J. Andreano joined the Company in September 2001 and has served as our General Counsel and Secretary since May 2012. Mr. Andreano was appointed as an Executive Vice President in February 2020 and previously served as Senior Vice President from May 2012 to February 2020. Prior to his appointment as Senior Vice President, General Counsel and Secretary, Mr. Andreano previously served as Vice President, Deputy General Counsel for the Company from January 2009 until May 2012, as Associate General Counsel for the Company from January 2004 until January 2009, and prior thereto as Director, Business Development. Prior to joining the Company, Mr. Andreano was an associate in the corporate securities department of Holland & Knight, LLP in Miami from June 2000 until September 2001, and an associate in the healthcare corporate department of Greenberg Traurig, P.A. in Miami from September 1997 until June 2000.

Roger "Mack" Hinson, M.D.
President, Pediatrix and
Obstetrix Medical Group

Age: 57

Committees: None



Roger "Mack" Hinson, M.D., joined the Company in 2003 and was appointed President of Pediatrix and Obstetrix Medical Group in July 2019. Dr. Hinson previously served as the Chief Operating Officer of Mednax National Medical Group and served in various leadership roles for the Mountain West Region, including President, Regional Vice President and Director of Operations. Prior to serving in these positions, Dr. Hinson served as Corporate Medical Director of one of the Company's affiliated neonatology practices. Dr. Hinson received his medical degree from the George Washington University School of Medicine and Health Sciences. He completed his pediatric residency at Madigan Army Medical Center. Dr. Hinson completed his neonatal-perinatal medicine fellowship at Walter Reed Army Medical Center and his fellowship postdoctoral research at the National Cancer Institute and the Food and Drug Administration. He is a fellow of the American Academy of Pediatrics. Dr. Hinson holds a master's degree in management with a focus in leadership from Nova Southeastern University. He has held academic appointments at the Uniformed Services University, Tulane University and the University of Washington.

John C. Pepia
*Senior Vice President and
Chief Accounting Officer*

Age: 58

Committees: None



John C. Pepia joined the Company in February 2002 and served as Vice President, Accounting and Finance until May 2016, at which time Mr. Pepia was appointed Senior Vice President and Chief Accounting Officer. The Board of Directors appointed Mr. Pepia as Principal Accounting Officer in August 2016. Prior to joining the Company, from 1996 to 2002, Mr. Pepia held several Vice President of Accounting & Finance positions at ANC Rental Corporation, a car rental company. He served in various financial positions in several public and private companies from 1985 to 1996.

Board Characteristics and Diversity



Committees of the Board of Directors
Audit Committee

Mednax's Audit Committee held six meetings in 2020. Messrs. Gabos and Rucker and Ms. Barker were members of the committee throughout 2020, with Mr. McEachin replacing Mr. Kadre as a member of the Audit Committee in July 2020. Mr. Gabos acted as chair of the committee throughout 2020. Mednax's Board of Directors has determined that each of Messrs. Gabos, McEachin and Rucker and Ms. Barker qualify, and that Mr. Kadre qualified, as "audit committee financial experts" as defined by the rules and regulations of the SEC and that each member of the Audit Committee during 2020 meets or met, as applicable, the independence requirements under such rules and regulations and for a New York Stock Exchange listed company.

Mednax's Board of Directors has adopted a written charter for the Audit Committee setting out the functions that it is to perform. A copy of the Audit Committee Charter is available on our website at www.Mednax.com.

Please refer to the Report of the Audit Committee, which is set forth above, for a further description of our Audit Committee's responsibilities and its recommendation with respect to our audited consolidated financial statements for the year ended December 31, 2020.

Compensation Committee

Mednax's Compensation Committee held 11 meetings in 2020 and took various other actions via unanimous written consent. In July 2020, Dr. Carlo, Messrs. Kadre and Starcher and Ms. Weis replaced Messrs. Fernandez and Migoya and Dr. Sosa as members of the Compensation Committee. Dr. Sosa acted as chair of the Compensation Committee until Ms. Weis replaced him in July 2020. Mednax's Board of Directors determined that each member of the Compensation Committee during 2020 meets or met, as applicable, the independence requirements for a New York Stock Exchange listed company.

Mednax's Board of Directors has adopted a written charter for the Compensation Committee setting out the functions that it is to perform. A copy of the Compensation Committee Charter is available on our website at www.Mednax.com.

The primary purpose of Mednax's Compensation Committee is to assist Mednax's Board of Directors in the discharge of the Board of Directors' responsibilities relating to compensation of executive officers. The scope of authority of Mednax's Compensation Committee includes the following:

- Evaluating the performance of and setting the compensation for Mednax's Chief Executive Officer and other executive officers;

- Supervising and making recommendations to Mednax's Board of Directors with respect to incentive compensation plans and equity-based plans for executive officers;

- Overseeing the review of the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking, including discussing at least annually the relationship between risk management policies and practices and compensation and considering, as appropriate, compensation policies and practices that could mitigate any such risk;

- Evaluating whether or not to engage, retain, or terminate an outside consulting firm for the review and evaluation of Mednax's compensation plans and approving such outside consulting firm's fees and other retention terms; and

- Conducting an annual self-assessment of the Compensation Committee.

Upon a determination of Mednax's full Compensation Committee membership, matters may be delegated to a subcommittee for evaluation and recommendation back to the full committee. For a description of the role performed by executive officers and compensation consultants in determining or recommending the amount or form of executive and Director compensation, see "How Pay Decisions are Made."

Nominating and Corporate Governance Committee

Mednax's Nominating and Corporate Governance Committee held two meetings in 2020 and took various other actions via unanimous written consent. Mr. Kadre acted as chair of the Nominating and Corporate Governance Committee throughout 2020. Ms. Barker served as a member of the Nominating and Corporate Governance Committee throughout 2020. Messrs. McEachin and Starcher and Ms. Weis replaced Dr. Carlo as members in July 2020. Mednax's Board of Directors has determined that each member of the Nominating and Corporate Governance Committee during 2020 met or meets, as applicable, the independence requirements for a New York Stock Exchange listed company.

Mednax's Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee setting out the functions that it is to perform. A copy of the Nominating and Corporate Governance Committee Charter is available on our website at www.Mednax.com.

The Nominating and Corporate Governance Committee assists the Board of Directors with respect to nominating new Directors and committee members and taking a leadership role in shaping the corporate governance of Mednax. To fulfill its responsibilities and duties, the committee, among other things, reviews the qualifications and independence of existing Directors and new candidates; assesses the contributions of current Directors; identifies and recommends individuals qualified to be appointed to committees of the Board of Directors; considers rotation of committee members; reviews the charters of the committees and makes recommendations to the full Board of Directors with respect thereto; develops and recommends to the Board of Directors corporate governance principles, including a code of business conduct; and evaluates and recommends succession plans for Mednax's Chief Executive Officer and other senior executives.

Although the Nominating and Corporate Governance Committee does not solicit Director nominations, the committee will consider candidates suggested by shareholders in written submissions to Mednax's Secretary in accordance with the procedures described below in the section entitled "Information Concerning Shareholder Proposals." In evaluating nominees for Director, the committee does not differentiate between nominees recommended by shareholders and others. In identifying and evaluating candidates to be nominated for Director, the committee reviews the desired experience, mix of skills and other qualities required for appropriate Board composition, taking into account the current Board members and the specific needs of Mednax and its Board of Directors. Although the committee does not have a formal policy with regard to the consideration of diversity in identifying Director nominees, the committee's review process is designed so that the Board of Directors includes members with diverse backgrounds, skills and experience, and represents appropriate financial, clinical and other expertise relevant to the business of Mednax. At a minimum, Director candidates must meet the following qualifications: high personal and professional ethics, integrity and values and a commitment to the representation of the long-term interests of our shareholders.

Risk Considerations in Our Compensation Programs

The Compensation Committee has reviewed the Company's compensation structures and policies as they pertain to risk and has determined that the Company's compensation programs do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the Company.

Certain Relationships and Related Person Transactions
Review and Approval of Related Person Transactions

Mednax has a written policy for the review and approval or ratification of transactions (i) between Mednax and any Mednax Director or any other entity in which any Mednax Director is a director, officer or has a financial interest; and (ii) in which Mednax is or will be a participant and any related person has or will have a direct or indirect material interest. For purposes of the policy, a related person includes any Mednax Director or Director nominee, executive officer or holder of more than 5% of the outstanding voting stock of Mednax or any of their respective immediate family members. The policy does not apply to transactions pertaining to (i) director or officer compensation that is approved or recommended to Mednax's Board of Directors for approval by Mednax's Compensation Committee or (ii) the employment by Mednax of any immediate family member of a related person in a non-officer position and at compensation levels commensurate with that paid to other similarly situated employees.

Pursuant to the terms of the policy, all covered transactions, if determined to be material by Mednax's General Counsel or if the transaction involves the participation of a member of the Mednax Board of Directors, are required to be promptly referred to the disinterested members of the Mednax Audit Committee for their review or, if less than a majority of the members of Mednax Audit Committee are disinterested, to all the disinterested members of the Mednax Board of Directors. Pursuant to the terms of the policy, materiality determinations must be based on the significance of the information to investors in light of all circumstances, including, but not limited to, the (i) relationship of the related persons to the covered transaction, and with each other, (ii) importance to the person having the interest, and (iii) amount involved in the transaction. All transactions involving in excess of $120,000 are automatically deemed to be material pursuant to the terms of the policy.

The disinterested Directors of Mednax's Audit Committee or Board of Directors, as applicable, are required to review such material covered transactions at their next regularly-scheduled meeting, or earlier if a special meeting is called by the Chair of the Audit Committee and may only approve such a material covered transaction if it has been entered into in good faith and on fair and reasonable terms that are no less favorable to Mednax than those that would be available to Mednax in a comparable transaction in arm's length dealings with an unrelated third party at the time it is considered by the disinterested Directors of Mednax's Audit Committee or Board of Directors, as applicable.

All of the transactions described in "Transactions with Related Persons" below were covered transactions under our policy and the policies and procedures required by the policy were followed in connection with the review and approval or ratification of all of such transactions.

Transactions with Related Persons

Mr. Alvarez served on the Board of Directors from March 1997 to July 2020. Mr. Alvarez is the Senior Chairman of Greenberg Traurig, P.A., which serves as one of Mednax's outside counsels and receives customary fees for legal services. From January 1, 2020 through Mr. Alvarez's resignation in July 2020, Mednax paid Greenberg Traurig, P.A. approximately $436,470 for such services and currently anticipates that this relationship will continue. Mr. Alvarez did not personally provide legal services to Mednax and derived no direct personal benefit from Mednax's payment for legal services to Greenberg Traurig, P.A. Further, the fees derived from Mednax represent an immaterial portion of the overall revenue generated by Greenberg Traurig, P.A.

See also "Governance and Related Matters: Settlement Agreement with Starboard."

Compensation Committee Interlocks and Insider Participation

In 2020, none of our executive officers or Directors was a member of the Board of Directors of any other company where the relationship would be considered a compensation committee interlock under the SEC rules.

Environmental, Social and Governance ("ESG")

We believe that our mission to "Take great care of the patient, every day and in every way"™ uniquely situates us to have a positive impact on the communities we serve. To date, the Company has not had a formal ESG program which identifies, measures and highlights the important work that the Company and its affiliated physicians and other clinicians do to serve their communities and society as a whole. Earlier in 2021, the Company began planning for the creation of a formal ESG program. The Company created an ESG Committee, comprised of senior leaders in the Company's Clinical Services, Operations, Information Technology, Legal, Compliance, Internal Audit, Human Resources, Finance and Investor Relations departments. The ESG Committee members are tasked with creating a strategic plan for the Company's ESG program. The ESG Committee will report frequently to an executive committee comprised of the Company's senior management, which will oversee the ESG Committee's activities and report to the Company's Board of Directors.

The ESG Committee is developing a framework for the ESG program based on the Sustainability Accounting Standards Board ("SASB") standards for companies in the business of Healthcare Delivery and intends to formulate its program around the SASB topics that the ESG Committee identifies as applicable to the Company's business. During outreach conversations, many of the Company's shareholders indicated that they use the SASB standards in their evaluation of companies and the ESG Committee has determined that the SASB standards provide an appropriate framework around which the Company can further develop its ESG program.

Please follow our ESG journey as it develops by visiting the ESG section of our website at: www.Mednax.com/ESG.

Executive Compensation: Compensation Discussion and Analysis ("CD&A")

Section I: A Message to Our Shareholders

Dear Mednax Shareholders,

The principal responsibility of the Compensation Committee is to ensure that we have an executive compensation program in place that attracts and retains the best executive workforce in our industry. We believe that having the highest-quality leadership team in place is critical to our mission: "*Take great care of the patient, every day and in every way.*"® We also recognize that to best serve our patients and shareholders, we must also fulfill our responsibility to "Take great care of the business." We strive to design an executive officer compensation program that ensures that we accomplish our mission while delivering value to our shareholders.

The Compensation Committee is committed to enhancing our performance-based compensation program to further align our executive compensation with value creation for our shareholders. Our first opportunity to do so was last July, when we crafted the compensation terms for our Chief Executive Officer ("CEO"), Mark S. Ordan. The impact of the COVID-19 pandemic on the Company's business and the healthcare industry made it unrealistic to set Mr. Ordan's initial performance metrics at the time based on specific business performance metrics. Accordingly, a significant portion of Mr. Ordan's initial equity compensation was specifically tied to consistent stock-price appreciation, aligning his compensation with the Company's performance and return for its shareholders. In addition, on a go-forward basis, a majority of Mr. Ordan's annual target compensation will be variable or at risk, with the variable component linked to our Company's performance, with specific, rigorous performance metrics to be determined annually.

The Compensation Committee understands that in 2019 and 2020 our shareholders expressed significant concern about the Company's executive compensation program. The Compensation Committee has established rigorous but fair performance measures for the Company's executives for fiscal year 2021, the first year for which the reconstituted committee had the opportunity to set such measures, and a year that remains affected by the uncertainty of COVID-19 and its impacts on our business. Members of the Company's management team and I engaged with our shareholders earlier this year to understand better their concerns related to executive compensation and we have incorporated those concerns into our 2021 performances metrics, which are discussed in detail on the following pages.

In addition, the Compensation Committee conducted a bid process for a new independent compensation consultant at the end of last year. After considering four major consulting firms, the Compensation Committee selected Compensation Strategies as its new independent compensation consultant. Compensation Strategies has been instrumental in assisting the Compensation Committee in a number of initiatives within a short period of time, including creating a new peer group, which you will find later in this CD&A, and benchmarking Director compensation and equity-based compensation metrics against those peers.

Beginning on the next page of this Proxy Statement, we present specific information about the compensation paid to our CEO and other Named Executive Officers ("NEOs") for fiscal year 2020. We have provided information regarding how the Company's 2020 executive compensation program was designed by the prior Compensation Committee, as well as how the reconstituted Compensation Committee designed the compensation of Messrs. Ordan and Richards, as well as our other NEOs, on a go-forward basis.

Finally, we want to thank you for making Mednax part of your investment portfolio. You can be confident in our commitment to deliver exceptional performance that drives shareholder value over the long-term and quality care for the patients that depend on Mednax.

Sincerely,

Shirley A. Weis

Shirley A. Weis
Compensation Committee Chair

Section II: Compensation Committee Report

The Compensation Committee determines the compensation for our CEO and other NEOs and oversees the administration of our executive compensation program. The Compensation Committee is composed entirely of independent Directors and is advised as necessary by independent consultants and legal counsel. Our CEO provides advice and recommendations to the Compensation Committee with respect to the compensation of other senior executive officers. Under the rules of the Securities and Exchange Commission, our NEOs for 2020 are:

- Mark S. Ordan, Chief Executive Officer
- C. Marc Richards, Executive Vice President and Chief Financial Officer
- Dominic J. Andreano, Executive Vice President, General Counsel and Secretary
- John C. Pepia, Senior Vice President, Chief Accounting Officer
- Roger "Mack" Hinson, M.D., President, Pediatrix and Obstetrix Medical Group
- Roger J. Medel, M.D., Former Chief Executive Officer
- Stephen D. Farber, Former Executive Vice President and Chief Financial Officer
- Nicholas J. Nikolopoulos, Former Executive Vice President, Chief Strategy and Growth Officer

In fulfilling our role, we met and held discussions with the Company's management and reviewed and discussed this CD&A. Based on our review and such discussions, we recommended to the Board of Directors that the CD&A be included in this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors:

Shirley A. Weis
Waldemar A. Carlo, M.D.
Manuel Kadre
John M. Starcher, Jr.

This Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of Mednax filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such report by reference.

Section III: Executive Summary

2020 Business Highlights

We are a leading provider of physician services with a wide national network of affiliated physicians who specialize in fields such as prenatal, neonatal, and pediatric specialty care, among others. We use evidence based-tools, continuous quality initiatives, clinical research and telehealth programs to enhance patient outcomes and provide high-quality, cost effective care. Our unique healthcare model has been in place for more than 40 years, allowing us to focus on what is most important in our industry – taking great care of our patients. In 2020, we continued to position ourselves for the future of healthcare by concentrating on our long-term growth strategy.

In 2020, our Company experienced a great amount of transition. In addition to the divestitures described in more detail below, the Company welcomed many new Board members and a new Chief Executive Officer and Chief Financial Officer.

During 2020, our operating results were significantly impacted by the COVID-19 pandemic, beginning in mid-March 2020 and throughout 2020. The COVID-19 pandemic and related "stay at home" and social distancing measures implemented across the country significantly impacted demand for medical services provided by our affiliated clinicians. Beginning in mid-March 2020, our affiliated women's and children's office-based practices, which specialize in maternal-fetal medicine, pediatric cardiology, and numerous pediatric subspecialties, experienced a significant elevation of appointment cancellations compared to historical normal levels. We believe COVID-19, either directly or indirectly, has also had an impact on our hospital-based neonatology intensive care unit ("NICU") patient volumes.

As a result, we implemented a number of actions to preserve our financial flexibility and partially mitigate the significant anticipated impact of COVID-19 on our company. These steps included a suspension of most activities related to our transformational and restructuring programs, limiting these expenditures to those that provide essential support for our response to the COVID-19 pandemic. In addition, (i) we temporarily reduced executive and key management base salaries, including 50% reductions in salaries for our NEOs through June 30, 2020; (ii) our Board of Directors agreed to forego their annual cash retainer and cash meeting payments during the second quarter of 2020; (iii) we enacted a combination of salary reductions and furloughs for non-clinical employees; and (iv) we enacted significant operational and practice-specific expense reduction plans across our clinical operations.

In May 2020, we divested our anesthesiology medical group, which had been experiencing multiple business challenges that were significantly exacerbated by the COVID-19 pandemic and the mass cancellation of non-emergent and elective surgical procedures. The divestiture of our anesthesiology medical group as a significant advance in our efforts to reduce the current and potential future impacts of the disruption from COVID-19 on our operations and financial condition. In December 2020, we divested our radiology medical group. The divestiture of our radiology business was a key step in refocusing our efforts and mission on our core women's and children's national medical group.

In July 2020, Dr. Medel retired as our Chief Executive Officer; Dr. Medel's termination was by the Company without Cause, as that term was defined in his Employment Agreement. In November 2020, Mr. Farber left the Company; Mr. Farber's termination was by him for Good Reason, as that term was defined in his Employment Agreement. In December 2020, Mr. Nikolopoulos' employment was terminated by the Company without Cause, as that term was defined in his Employment Agreement. The termination of each executive and the severance and other termination benefits paid to each executive was in accordance with with the executive's Employment Agreement and no discretionary severance amounts were paid. More information regarding the terms of each executive's separation and the termination benefits paid to him can be found in the Section entitled "Potential Payments Upon Termination or Change in Control".

2020 Financial Information

Key financial results for the last three fiscal years, including the impact of the challenges we faced in 2020, primarily as a result of the COVID-19 pandemic, are highlighted in the tables below.



Net Revenue from Continuing Operations ($mm)



Income From Continuing Operations ($mm)



Adjusted EBITDA from Continuing Operations ($mm)



Annual Cash Flow From Continuing Operations ($mm)

Adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA") is a non-GAAP financial measure. For a description of the rationale for our presentation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for the years ended December 31, 2020, 2019, and 2018, please see the disclosure under the caption "Non-GAAP Measures" in our Annual Report on Form 10-K.

Response to Say-on-Pay Vote and Shareholder Outreach

Each year, we provide our shareholders with the opportunity to approve, or vote against, the compensation of our NEOs ("say-on-pay"). Shareholders did not approve our executive compensation program as disclosed in our 2020 proxy statement.

We are committed to ensuring that our investors fully understand our executive compensation program, including how it aligns the interests of our executives with our shareholders and how it rewards the achievement of our strategic objectives. We believe that the continued delivery of sustainable long-term value to our shareholders requires regular dialogue. To this end, we regularly make efforts to engage in discussions with our shareholders in order to obtain a deeper understanding of our investors' views regarding our compensation program and other important topics, including Company performance and operations, strategic direction, risk and operational oversight and leadership, among other matters. Outside of formal engagement efforts, we interact throughout the year with our shareholders and make ourselves available to them at their request.

During 2020, we met regularly with active shareholders throughout the year during industry conferences and through conference telephone calls. In September 2020 and January 2021, we reached out to shareholders representing over 55% and 65% of our then outstanding shares, respectively. We then conducted formal shareholder outreach efforts with shareholders who made themselves available to speak with us, which represented 45% and 29% of our then outstanding shares in September 2020 and January 2021, respectively. Conversations with our shareholders included representatives of our senior management team as well as the Chair of the Compensation Committee. The topics discussed at these meetings included corporate governance, including the newly elected members of the Board and the refreshed Board committees, executive compensation philosophy, general strategic discussions and the Company's recent ESG efforts.

In the area of executive compensation, shareholders expressed to us the importance of measuring executive pay based on goals that are aligned with shareholder value, including profitability. In response to this view, the Compensation Committee modified the performance metrics for its 2021 annual executive equity grants to focus solely on Adjusted EBITDA growth. The Compensation Committee believes that the Adjusted EBITDA goals will focus management on not just growing our business, but doing so profitability, which the Compensation Committee believes will generate shareholder value and align our executives with our shareholders. The Compensation Committee also believes that, given the ongoing and unpredictable impacts of the COVID-19 pandemic on our business, our executives have more control over – and should be more directly measured by – our profitability rather than our overall net revenue, which was consistent with the Compensation Committee's decision to eliminate the net revenue performance goal.

In arriving at this approach, the Compensation Committee also considered other metrics such as total shareholder return (TSR) and return on invested capital. However, the Compensation Committee did not believe that these metrics were appropriate measures for the Company given the lack of comparable companies in the public markets for measuring TSR and the Company's current strategy to focus on growing organically versus investing large amounts of capital for acquisitive growth.

Further, we heard that shareholders are focused on our Company's control of non-clinical spending. We assured our shareholders that our Company has suspended all non-critical activities that were part of our previous transformational and restructuring related initiatives, and that we intend to wind down this activity through the remainder of 2021.

In addition, the Compensation Committee agrees with our shareholders that control of corporate general and administrative expenses is critically important to our success, and accordingly the Compensation Committee introduced a "gate" to our performance-based awards. When an incentive plan uses a "gate," there is no award payout unless a key measure, one that is not included in the core plan design, is met. For 2021, the Company's gate is tied to the control of corporate general and administrative expenses, and if general and administrative expenses exceed a specified dollar threshold, no payout will be made on any portion of the performance-based award regardless of whether the other performance metrics are met.

We also heard from certain shareholders that we should align our incentive compensation performance goals with long-term shareholder value. The Compensation Committee discussed the use of multi-year performance goals, and determined that the unpredictable nature of our business, which had created challenges in using long term performance measures in prior years, continued to exist and was further compounded by the COVID-19 pandemic and its impact on our Company's business, which made it difficult to set meaningful long-term performance measures. However, the Compensation Committee believes that the introduction of stock options into the executive compensation program aligns executive compensation with long-term shareholder value because the Company's executives only benefit from the stock options if there is long term appreciation in our stock price. In addition, the Compensation Committee has structured our recent stock option grants so that they only vest if there is a certain level of share appreciation, with step increases, for sustained periods of time, and may only be exercised for a 90 day period after the expiration of the three-year term. Certain shareholders with which the Company discussed the recent use of stock options expressed their support of the use of options and their view that stock options are performance based.

The Compensation Committee will continue to evaluate long-term Adjusted EBITDA goals as the Company becomes better positioned to forecast its growth long term, without the disruption and unpredictability of the effects of the COVID-19 pandemic and various other inputs to the Company's forecasting process.

Shareholders also expressed a desire to see the Company incorporate non-financial metrics into its incentive compensation goals. In response, the Compensation Committee introduced non-financial metrics into the executive annual performance bonus program. The Compensation Committee redesigned the annual performance bonus program to require the achievement of certain non-financial metrics in order to earn 20% of the target bonus amount. The remaining 80% of the target amount would be earned upon the achievement of certain Adjusted Income from Operations goals. The non-financial metrics are as follows: (i) create and successfully implement an ESG framework and platform, (ii) stabilize the operating platform, (iii) rationalize the cost structure, (iv) standardize clinical operations support functions, (v) profitable growth and further development of the capital allocation structure and (vi) optimize payor relationships.

For more information on the Compensation Committee's approach to measuring pay for performance, see the section entitled *Measuring Pay-for-Performance at Mednax*.

With respect to ESG initiatives, shareholders generally expressed support for our efforts to make ESG a focus at the Company in a variety of areas. We recently created an ESG Committee, composed of individuals in senior roles in multiple departments of the Company. The ESG Committee will report to an executive committee composed of various members of senior management. In addition, the Board will oversee the activities of the ESG Committee. The ESG Committee is in the process of gathering data in a variety of areas of the Company's business in order to create appropriate disclosures and policies to develop our ESG program.

As part of the diversity component of our ESG program, we have committed to reporting on the ethnic and gender diversity of our Directors in this Proxy Statement. Shareholders expressed their support for the level of gender diversity on the Board of Directors achieved with the recent addition of a second female Director. More information on the diversity of our Board can be found in the diversity grid on page 23 of this Proxy Statement.

Measuring Pay-for-Performance at Mednax

In the healthcare services industry, company stock prices at any point in time can be significantly affected by changes (actual or anticipated) in the regulatory or payor environment. Additionally, regulatory changes affect different healthcare companies in varying ways. For Mednax specifically, factors such as effects of same-unit volume and reimbursement-related factors, including payor mix shifts from commercial to government payors, are often unpredictable. Impacts from the COVID-19 pandemic have introduced an additional layer of unpredictability in many of these areas.

For example, payor mix shifts, which represents a shift in the patient population from private healthcare insurance programs (i.e. commercial programs) to government-sponsored healthcare programs (i.e. Medicaid) is extremely difficult to forecast over a long-term period. However, these payor mix shifts directly impact both top-line growth and profitability as the reimbursement received is materially lower for government-sponsored healthcare programs than commercial payors, and a shift in payor mix to government payors can result in a significant reduction in our average reimbursement rates.

The impacts from the COVID-19 pandemic may result in additional deterioration in payor mix, although the ultimate impact remains difficult to predict. Unprecedented job losses have contributed to this shift with respect to who pays for healthcare, as millions of Americans move from employer-sponsored, commercial health coverage to plans on healthcare exchange markets or state Medicaid programs, or become uninsured altogether. It is expected that millions of people lost employer-sponsored health insurance as a result of pandemic-related job losses between April and December 2020. The lag effect from this is expected to have a dramatic impact on both the payor mix and the number of patients seeking care if they no longer have health insurance through an employer.

For these reasons, we have not used relative total shareholder return as a key performance metric in our executive compensation programs. Instead, our performance goals have been focused on internal key financial metrics that we believe *drive* long-term value creation, such as revenue and profitability. We believe that meeting these metrics will over time translate into increased shareholder value. For equity-based awards, we believe that our share price should ultimately reflect whether we have executed this strategy successfully and the three-year vesting schedule for equity grants ensures that our officers maintain a long-term perspective.

For many of these same reasons, we have not incorporated financial goals over a multi-year period (such as cumulative earnings over three years) into our executive compensation program. Our long-term strategy emphasizes continued growth through a disciplined approach in acquiring established physician practices and growing organically in our specialties or adjacent specialties, and any multi-year goals would necessarily need to reflect assumptions and projections about both the level and type of acquisitions made during the measurement period. We believe, however, that the multi-year vesting of our equity awards effectively encourages long-term growth and performance.

The Compensation Committee recently introduced performance-based stock options into the executive compensation program. The Compensation Committee believes that the nature of stock options is aligned with shareholder value over the long term as the value of the stock option is dependent on share appreciation. In addition, the vesting requirements of the stock option awards are contingent upon a minimum service period and the achievement of various increases in the stock price of the Company's common stock over a sustained period of time and, once vested, may only be exercised during the three-year term, plus a post-term 90-day period.

The Compensation Committee has historically believed that this approach is in the best interests of all of Mednax's constituents. The newly-refreshed Compensation Committee will continue to refine its approach as the healthcare landscape continues to evolve.

CEO Pay At-A-Glance

Over half of the target direct compensation (sum of base salary, target bonus and grant value of stock awards, including performance shares at target) of Mark S. Ordan, our CEO, is variable and linked to financial performance results. Mr. Ordan's annual target compensation was determined taking into account the size and performance of the Company. Mr. Ordan's annual target compensation is approximately $2.7 million less than that of our prior CEO.

The chart below reflects the elements of target CEO total direct compensation for Mr. Ordan for 2021, the first full year during which he will have served as CEO. The chart demonstrates the alignment of CEO pay to the Company's performance and shareholder value. For more information on Mr. Ordan's performance share awards, restricted stock awards and performance-based stock option awards for 2020, please see the section below entitled 2020 Equity-Based Awards.

CEO 2021 Target Pay At-A-Glance



Section IV: Overview of the Executive Compensation Program

The Guiding Principles of Our Pay Philosophy

The Compensation Committee has historically designed our executive compensation program with the following guiding principles in mind:

- **Quality of Personnel and Competitiveness.** We are committed to employing the highest quality executive team in the healthcare services industry. We expect our executives to be of the highest caliber in terms of business acumen and integrity. We closely analyze and understand compensation for executives at similarly situated companies to help ensure we can effectively compete for and retain key talent.

- **Alignment of Interests.** We must offer a total executive compensation package that best supports our leadership talent and growth strategies and focuses executives on financial and operational results. We use a mix of fixed and variable (at-risk) pay to support these objectives, by giving our executives a substantial equity stake in the business and rewarding them for performance that drives shareholder value over the long term.

- **Compliance with Regulatory Guidelines and Sensible Standards of Corporate Governance.** We comply with applicable laws, rules, statutes, regulations and guidelines and monitor our compensation program on an ongoing basis to ensure it abides by applicable requirements. Specifically, we focus on relevant considerations in the areas of accounting cost, tax impact, cash flow constraints, risk management and other sensible standards of good corporate governance.

Elements of Pay

Our pay philosophy was supported by the following pay elements in our executive compensation program for 2020:

Element	Form	Description
Base Salary	Cash (Fixed)	Provides a competitive level of pay that reflects the executive's experience, role and responsibilities and performance.
Annual Bonus	Cash (Variable)	Based 100% on annual adjusted income from operations performance.
Long-Term Incentives	Equity (Variable)	Comprised of 50% restricted stock that vests over three years and 50% performance shares tied to the achievement of net revenue and Adjusted EBITDA targets, which vest over three years if the performance goals are achieved.

How Pay Decisions Are Made

The Compensation Committee, composed solely of independent Directors, is responsible for making pay decisions for the NEOs. The Compensation Committee works very closely with its independent consultant and management to examine pay and performance matters throughout the year. From January to November 2020, the independent compensation consultant was Willis Towers Watson & Co. ("Willis Towers Watson"). After conducting a formal request for proposal process in November 2020, the Compensation Committee engaged Compensation Strategies as its independent consultant. The Compensation Committee's written charter can be accessed on the Mednax website at www.Mednax.com.

The Role of the Compensation Committee and Management

The primary role of the Compensation Committee is to assist Mednax's Board of Directors in the discharge of the Board's responsibilities related to executive compensation matters. The Compensation Committee's responsibilities include:

- Evaluating the performance of and setting pay for the CEO and other NEOs;

- Supervising and making recommendations to the Board of Directors about changes to the executive compensation program;

- Overseeing the annual review of the Company's incentive compensation elements to determine whether they encourage excessive risk taking, including discussing the relationship between risk management policies and practices and pay;

- Evaluating whether or not to engage, retain, or terminate an outside consulting firm for the review and evaluation of Mednax's executive compensation program and approving such outside consulting firm's fees and other retention terms; and

- Conducting an annual self-assessment of the Compensation Committee's performance.

The CEO does not play any role in the Compensation Committee's determination of his own pay; however, the Compensation Committee solicits input from the CEO concerning the performance and compensation of the other NEOs. The CEO bases his recommendations on his assessment of each individual's performance, tenure and experience in the role, external market pay practices, retention risk and Mednax's overall pay philosophy.

The Role of Independent Consultants

The Compensation Committee continually reviews executive compensation to ensure that it reflects our pay philosophy and, as necessary, retains the services of an independent consultant to assist in such review. The Compensation Committee has assessed the independence of both Willis Towers Watson and Compensation Strategies pursuant to applicable SEC rules, New York Stock Exchange listing standards and its own committee charter and concluded that no conflict of interest exists that would prevent either Willis Towers Watson or Compensation Strategies from independently advising the Compensation Committee.

Assessing External Market Practice

As part of our pay philosophy, our executive compensation program is designed to attract, motivate and retain our executives in an increasingly competitive and complex talent market. To this end, we regularly evaluate industry-specific and general market compensation practices and trends to ensure that our program features and NEO pay opportunities remain appropriately competitive. The Compensation Committee considers publicly available data, provided by its independent compensation consultant, for informational purposes when making its pay decisions. However, market data are not the sole determinants of the Company's practices or executive pay levels. When determining salaries, target bonus opportunities and annual equity grants for NEOs, the Compensation Committee also considers the performance of the Company and the individual, the nature of an individual's role within the Company, internal comparisons to the compensation of other Company officers, tenure with the Company and experience in the officer's current role.

At the end of 2020, the Compensation Committee asked Compensation Strategies to conduct an analysis of publicly traded healthcare companies in order to develop a new group of peers. In recognition of the Company's recent divestitures of two large medical groups, the Compensation Committee wanted to ensure that the new peer group could be used for appropriate benchmarking of executive compensation for the Company's executive officers.

In determining the peer group for the studies, the Compensation Committee considered a variety of factors including revenue, income from operations, net income, market capitalization and enterprise value.

Following their review, they approved the peer group identified below, which the Compensation Committee believes is the appropriate group of peers, and removed previously used larger peers such as Tenet, Universal, Davita, Lab Corp., Magellan and Quest and replaced them with appropriately sized peers.

- Acadia Healthcare Company, Inc.
- Amedisys, Inc.
- AMN Healthcare Services, Inc.
- Brookdale Senior Living, Inc.
- Chemed Corporation
- Encompass Health Corp.
- The Ensign Group. Inc.
- Hanger, Inc.

- Healthcare Services Group, Inc.
- LHC Group, Inc.
- National HealthCare Corporation
- Premier, Inc.
- Providence Service Corporation
- RadNet, Inc.
- Select Medical Holdings Corporation
- Surgery Partners, Inc.

Section V: The Executive Compensation Program in Detail

Base Salary

The Compensation Committee reviews and approves base salary levels for our NEOs. Base salary decisions generally reflect the Compensation Committee's consideration of the external market practices of our peer group for comparable positions, published survey data and subjective factors including the individual's experience, role, responsibilities and performance.

2020 Base Salary Decisions

The 2020 base salaries for the NEOs were as follows:

NEO	2020 Base Salary
Mark S. Ordan	$1,000,000 (Beginning July 12, 2020)
Roger J. Medel, M.D.	$1 (January 1, 2020 – July 12, 2020)
C. Marc Richards	$500,000 (Beginning September 8, 2020)
Stephen D. Farber	$550,000 (January 1, 2020 – October 1, 2020)
Roger Mack Hinson, M.D.	$400,000 (January 1, 2020 – January 15, 2020) $440,000 (January 16, 2020 – September 30, 2020) $550,000 (October 1, 2020 – December 31, 2020)
Dominic J. Andreano	$475,000 (January 1, 2020 – March 31, 2020) $500,000 (April 1, 2020 – December 31, 2020)
John C. Pepia	$425,000
Nicholas J. Nikolopoulos	$475,000 (January 1, 2020 – March 31, 2020) $500,000 (April 1, 2020 – December 31, 2020)

Dr. Medel elected to reduce his salary to a net amount of $1.00 beginning July 2019 and continuing through his termination effective July 12, 2020.

In late March 2020 in response to the COVID-19 pandemic, our then-current NEOs, including Messrs. Farber, Andreano and Pepia, agreed to temporarily reduce their base salaries by 50% for the period April 1, 2020 through June 30, 2020. Dr. Hinson's base salary was reduced by 30% for the period April 1, 2020 through June 30, 2020.

Annual Bonuses

The Company's NEOs participate in an annual bonus program, which is administered under the shareholder-approved Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan (the "Plan"). The annual bonus is designed to recognize performance achievements primarily focused on our Company's results of operations during its fiscal year.

The Compensation Committee uses guidelines and may apply either positive or negative discretion to adjust the bonuses based on the actual level of income from operations achieved, as well as other performance goals established for individual NEOs. In addition, the Compensation Committee uses a performance range at the target bonus level to minimize the variability of potential payouts.

The bonus guidelines established for 2020 were adjusted to remove adjusted income from operations performance goals attributable to divested businesses and thereby reflect adjusted income from operations performance goals for continuing operations. The adjusted income from operations bonus goals below represent goals for continuing operations only and are therefore not comparable to prior year goals, which included budgeted adjusted income from operations goals from the Company's divested anesthesiology and radiology medical groups.

The adjusted guidelines were as follows:

Adjusted Income From Operations: Performance Goals*	% of Target Bonus Payout
Less than $185,991,000	0%
$185,991,000	25%
$189,344,000	50%
$192,647,000	75%
$195,950,000	90%
$199,253,000-$214,060,000	100%
$218,341,000	125%
$222,708,000	150%
$227,162,000	175%
$232,489,000	200%
Adjusted Income From Operations was $203,933,000.	

Actual target bonus payout percentages increase proportionately between each percentage amount based on the Adjusted Income From Operations achieved by the Company.

* Adjusted Income from Operations ("AIFO") is defined as Income From Operations calculated in accordance with GAAP and was adjusted to reflect certain pre-established items, such as transformational and restructuring related expenses. AIFO was further adjusted to reflect the impacts of unbudgeted legal expenses and the COVID-19 pandemic.

Why We Use Adjusted Income From Operations

The Compensation Committee has used income from operations as its primary performance measure for annual bonuses for several years. This measure is used to encourage our NEOs to focus on efficiently managing our business and to execute on our growth strategy. We strive to set financial targets that are both challenging and realistic. Since this approach was first implemented a decade ago, actual bonus payouts for NEOs have averaged slightly below target.

In the case of Dr. Medel, the Adjusted Income From Operations goal and maximum bonus award opportunities are also designed to satisfy the requirements of §162(m) of the Internal Revenue Code (the "Code") for grandfathered agreements.

2020 Annual Bonus Decisions

The Compensation Committee establishes each NEO's maximum annual bonus opportunity as a percentage of base salary in effect at the end of the year. The target bonus opportunity for each NEO is equal to 50% of the NEO's maximum bonus opportunity. In March 2020, the Compensation Committee established the AIFO performance goals set forth in the table above. The Employment Agreements for Messrs. Ordan and Richards provided for a payment of a prorated portion of their target performance bonus amount in connection with their onboarding during 2020. The Employment Agreements for Dr. Hinson and Messrs. Andreano and Nikolopoulos provided for a payment of a target performance bonus for 2020 as part of their retention during a year in which the Company was experiencing a great amount of transition, including within management and on the Company's Board. Each of Mr. Farber's and Mr. Nikolopoulos' Employment Agreements provided for payment of a prorated portion of his performance bonus upon his termination for Good Reason or without Cause, respectively, which occurred effective October 1, 2020 and December 31, 2020, respectively. Therefore, for 2020 only, the bonus amounts for Messrs. Ordan, Richards, Andreano and Nikolopoulos and Dr. Hinson were paid at 100% of target in accordance with the terms of their Employment Agreements, and consequently the performance goals set forth in the table below applied only to Dr. Medel and Mr. Pepia.

The Company's 2020 AIFO, adjusted for impacts of the COVID-19 pandemic and certain unbudgeted legal expenses, corresponded to a payment of 100% of the target bonus opportunity under the guidelines. The Compensation Committee determined that each of Dr. Medel and Mr. Pepia would receive a payment of 100% of his target bonus opportunity. The Committee also considered Dr. Medel's long-term service to the Company prior to his departure in July 2020, and Mr. Pepia's contributions during 2020 in the areas of COVID-19 mitigation efforts and the successful divestiture of the Company's anesthesia and radiology medical groups.

Messrs. Ordan, Richards and Farber and Dr. Medel each received a prorated portion of his bonus paid at target in accordance with the terms of his Employment Agreement, for the period of time the executive was employed by the Company in 2020.

Name	Maximum Annual Bonus as a % of Base Salary	Target Annual Bonus as a % of Base Salary	Actual Annual Bonus as a % of Target	Actual Bonus ($)
Mr. Ordan	300%	150%	100%	$709,016*
Mr. Richards	200%	100%	100%	$157,104*
Mr. Andreano	200%	100%	100%	$500,000
Mr. Pepia	150%	75%	100%	$318,750
Dr. Hinson	200%	100%	100%	$550,000
Dr. Medel	300%	150%	100%	$780,822**
Mr. Farber	200%	100%	100%	$413,251*
Mr. Nikolopoulos	200%	100%	100%	$500,000

*   Bonus amounts were prorated for the period of time the executive was employed by the Company in 2020.

** Pursuant to the amendment to Dr. Medel's employment agreement entered into on July 1, 2019, Dr. Medel's performance bonus is based on his $1,000,000 base salary in place prior to entering into such amendment. The bonus amount paid to Dr. Medel was prorated for the period of time he was employed by the Company.

2021 Annual Bonus program

In response to shareholder feedback recommending that the Company consider the use of non-financial metrics, the Company conducted a review of the use of non-financial metrics amongst its revised peer group. The Compensation Committee then introduced non-financial metrics into the executive annual performance bonus program. The Compensation Committee redesigned the annual performance bonus program to require the achievement of certain non-financial metrics in order to earn 20% of the target bonus amount. The remaining 80% of the target amount would be earned upon the achievement of certain Adjusted Income from Operations goals. The non-financial metrics are as follows: (i) create and successfully implement an ESG framework and platform, (ii) stabilize the operating platform, (iii) rationalize the cost structure, (iv) standardize clinical operations support functions, (v) profitable growth and further development of the capital allocation structure and (vi) optimize payor relationships.

Equity-Based Awards

2020 Equity-Based Awards

Mr. Ordan was appointed Chief Executive Officer of the Company in July 2020. At the time of his hire, the Compensation Committee approved, and Mr. Ordan was granted, the following equity-based awards: (i) a one-time restricted stock grant under the Plan with a fair value equal to $2 million, which must be held until the earlier of (x) the fifth anniversary of the grant date and (y) the date of the closing of a change in control, subject to certain exceptions set forth in Mr. Ordan's Employment Agreement in the event of termination; (ii) a one-time performance stock option grant under the Plan with a fair value equal to $3 million, a three-year term (with an additional 90 day exercise period), requiring a minimum of one year of service and having an exercise price equal to the closing price of share of common stock on the grant date, which was $17.65, and with performance vesting as follows: (a) 175,747 shares are exercisable if and when the Company's common stock price closes at $22 per share (or above) for any 40 consecutive trading days before the third anniversary of the grant date ("Performance End Date"); (b) 181,160 shares are exercisable if and when the Company's common stock price closes at $25 per share (or above) for any 40 consecutive trading days before Performance End Date; and (c) 193,424 shares are exercisable if and when the Company's common stock price closes at $29 per share (or above) for any 40 consecutive trading days before Performance End Date; provided, that the 40 consecutive trading day period will be waived upon a change in control if the applicable stock performance price is achieved and no performance options will vest prior to the one-year anniversary of the grant date.

Mr. Richards was appointed Chief Financial Officer of the Company effective October 1, 2020. At the time of his hire, the Compensation Committee approved, and Mr. Richards was granted, the following equity-based awards: (i) 43,371 restricted shares of the Company's common stock, which shares must be held until the earlier of (x) the fifth anniversary of the grant date and (y) the date of the closing of a change in control, subject to certain exceptions set forth in the corresponding restricted stock agreement; and (ii)192,400 performance options to purchase shares of the Company's common stock, with each option having a three-year term (with an additional 90-day exercise period), requiring one year of service and having an exercise price equal to the closing price of a share of common stock on the date of grant, which was $16.14, and with performance vesting as follows: (a) 61,500 option shares are exercisable only if and when the Company's stock price closes at $22 per share (or above) for 40 consecutive trading days before the Performance End Date; (b) 63,500 are exercisable only if and when the Company's stock price closes at $25 per share (or above) for 40 consecutive trading days before the Performance End Date; and (c) 67,400 option shares are exercisable only if and when the exercise price closes at $29 per share (or above) for 40 consecutive trading days before the Performance End Date; provided, that the 40 consecutive trading day period will be waived upon a change in control if the applicable stock performance price is achieved and no performance options will vest prior to the one-year anniversary of the grant date.

The Compensation Committee approved the annual equity-based awards outlined below in February 2020 for Dr. Hinson, Mr Nikolopoulos and the then-current NEOs, Dr. Medel and Messrs. Andreano, Pepia and Farber. These equity-based awards were divided equally into performance share awards and time-based restricted stock awards. The performance goals initially approved by the Compensation Committee in February 2020 were adjusted to remove the budgeted amounts attributable to the two businesses divested by the Company in May and December 2020 and reflect performance goals based on the continuing operations of the Company. The adjusted performance goals below represent goals for continuing operations only and are therefore not comparable to prior year goals, which included budgeted amounts attributable to the Company's divested anesthesiology and radiology medical groups.

50% of the equity-based awards for 2020 were granted in performance shares that:

Use two metrics:	Have rigorous performance goals:
Shares are earned based on the achievement of net revenue *and* Adjusted EBITDA goals, both of which we believe drive shareholder value creation. In particular, Adjusted EBITDA is a key driver of market capitalization value and is linked to shareholder returns.	A target award for each metric will be earned if net revenue or Adjusted EBITDA equals or exceeds $ 1.62 billion and $215 million, respectively. NEOs may receive an above-target award for each metric only if net revenue or Adjusted EBITDA exceeds $1.83 billion and $243 million, respectively. These goals vary year-to-year, based on various factors that may have a direct impact on the results for the performance period, including the effects of volume and reimbursement-related factors and acquisition-related activities.

The approach described in the table above reflects the Compensation Committee's desire to set rigorous performance goals in a highly volatile and uncertain environment, while also rewarding NEOs when the Company achieves these goals and delivers sustained results for our shareholders.

In setting financial performance goals for these performance share awards, the Compensation Committee received recommendations from management based on the Company's strategic plan for the performance measurement period. The Compensation Committee, working with its independent compensation consultant and Company management, evaluated the impact of various drivers on revenue and Adjusted EBITDA in determining the 2020 grants.

The 2020 performance goals incorporate specific factors that were expected to have a direct impact on the results for this performance period, while remaining challenging to achieve. The targets for the 2020 performance period differ from the Company's historical five-year averages because of volatility in the various drivers that impact results from year to year. Other drivers considered in setting the performance goals included, but were not necessarily limited to: acquisition-related activities, including size, type, timing and volume of acquisitions, organic growth initiatives, same-unit volume growth and malpractice expense, various expense-related initiatives and reimbursement-related factors, including payor mix. The Compensation Committee established net revenue

Why We Use Adjusted EBITDA

The Compensation Committee introduced the use of Adjusted EBITDA, a non-GAAP measure, as a performance measure for its equity-based awards beginning in 2019. In connection with its transformational and restructuring related initiatives previously discussed, beginning with the first quarter of 2019, we began to incur certain expenses that were project-based and periodic in nature. Accordingly, we began reporting Adjusted EBITDA from continuing operations, defined as income (loss) from continuing operations before interest, taxes, depreciation and amortization, and transformational and restructuring related expenses. The Adjusted EBITDA measure is also intended to be further adjusted as necessary to exclude various non-ordinary course activities. The Compensation Committee strives to set financial targets that are both challenging and realistic and believes this Adjusted EBITDA measure provides our shareholders with useful financial information to understand our underlying business trends and performance.

and Adjusted EBITDA goals that reflected the financial challenges and uncertain operating environment, particularly with regard to year-over-year changes in Adjusted EBITDA, that the Compensation Committee felt were still rigorous yet achievable. At the time the goals were approved, the Company's internal forecast for the Performance Share measurement period projected a modest decline in Adjusted EBITDA and modest growth in net revenue, due to changes in payor mix, reduced patient volumes and increased pressures on clinical compensation. The Compensation Committee developed performance goals in light of these forecasts, noting that it would be extremely unlikely that an above-target award would be earned based on the financial forecasts at the time of the goal. The Compensation Committee believes the performance targets used for both net revenue and Adjusted EBITDA were challenging to achieve in the current market with adequate rigor. Consideration was also given to those factors that impacted previous year results (positively or negatively) but were not anticipated to impact 2020 results.

At the time the Compensation Committee set the performance goals for both the 2020 equity-based awards and the 2020 annual bonuses during February 2020 and March 2020, respectively, the 2020 budgeted results for the Company's anesthesiology and radiology businesses were included in such performance goals. The Company divested its anesthesiology and radiology businesses in May 2020 and December 2020, respectively. When the Company measured its 2020 performance against the preestablished goals, it was necessary to remove the budgeted amounts attributable to the divested anesthesiology and radiology businesses. As a result of these adjustments, the achievement of actual net revenue and Adjusted EBITDA was measured on the same basis as the performance goals were set, but reflect the performance goals related solely to the Company's continuing operations. These adjustments are noted in the equity program table below. There were no adjustments made due to the impacts of the COVID-19 pandemic.

The Compensation Committee believes the above approach used to establish financial performance goals for performance share awards results in goals that are challenging yet realistic and achievable, adequately rigorous and effective in continuing to motivate the executive team. Accordingly, the Committee believes the performance shares awarded appropriately align Company performance with executive compensation.

While this discussion of 2020 equity awards relates to performance targets for the 2020 performance period, we believe our approach to granting performance shares also creates long-term alignment, given that the value of the award realized by the NEOs will depend on the value of our stock when the shares vest over a multi-year period. As a result, we believe our NEOs are incentivized not only to execute the Company's strategy but also to maintain discipline in its acquisition-related activities and processes in order to generate sustainable longer-term growth and increased shareholder value. We believe our approach also addresses our critical need to retain the highest-caliber executives — especially as the challenges in the healthcare sector grow increasingly more complex and competition for executive talent in the healthcare sector increases.

The table below outlines the 2020 equity award program:

Equity Component	How It Works
Performance Share Awards (50%) *Purpose:* To have the percentage of shares earned vary with Company performance achievement compared to pre-established goals	• 50% of the performance share award is tied to net revenue results and 50% is tied to Adjusted EBITDA results; results for each metric are considered separately. • Performance was measured over a one-year period from January 1, 2020 through December 31, 2020. • If shares are earned during this initial measurement period, they will vest over the first three anniversaries of the grant date (March 1, 2021, March 1, 2022 and March 1, 2023) subject to continued employment. • Shares earned may vary from 0% to 150% of target based on achievement of net revenue and Adjusted EBITDA results during the initial measurement period:

Net Revenue Achieved*	Shares Earned	Adjusted EBITDA Achieved*
Below $1,569,000	0%	Below $204,000,000
$1,569,000	25%	$204,000,000
$1,569,001 to $1,619,999	See Footnote (1) below	$204,001,000 to $214,999,000
$1,620,000 to $1,829,999	100%	$215,000,000 to $242,999,000
$1,830,000 to $1,923,999	See Footnote (1) below	$243,000,000 to $260,999,000
Over $1,924,000	150%	Over $261,000,000

* Adjusted to remove the budgeted amounts attributable to businesses divested in 2020 and reflect solely the performance goals based on the Company's continuing operations. There were no adjustments made due to the impacts of the COVID-19 pandemic.

(1) *Actual percentage of shares earned was determined by linear interpolation based on the actual growth rate achieved. In each case, any earned performance shares are subject to additional time-based vesting.*

• Any shares that were not earned by December 31, 2020 would have been forfeited.

Equity Component	How It Works
Restricted Stock Awards (50%) *Purpose:* To encourage the retention of executives, while providing a continuing incentive to increase shareholder value since the realized value of the award will depend on the Company's share price at the times an award vests	• Vesting was contingent upon the Company achieving a performance goal established at the time of the grant to preserve tax deductibility under §162(m) of the Code for applicable grants under grandfathered agreements consisting of Adjusted EBITDA for the 12 months ended December 31, 2020 of not less than $197.15 million*. Because the performance goal was satisfied, shares will vest at the rate of one-third per year over the first three anniversaries of the grant date (March 1, 2021, March 1, 2022 and March 1, 2023) subject to continued employment. * Adjusted to remove the budgeted amounts attributable to businesses divested in 2020 and reflect solely the performance goals based on the Company's continuing operations. There were no adjustments made due to the impacts of the COVID-19 pandemic. • If the performance goal had not been achieved by December 31, 2020, all shares would have been forfeited.

Actual Performance and Shares Earned under the 2020 Performance Share Awards

For the period from January 1, 2020 to December 31, 2020, the Company's net revenue and Adjusted EBITDA, the metrics on which the 2020 performance share awards were measured, were $1.73 billion and $220 million respectively. The results corresponded to an award of 100% of the target performance share awards for Drs. Medel and Hinson and Mr. Pepia and will vest in three equal increments on March 1, 2021, March 1, 2022 and March 1, 2023. No adjustments were made to the equity performance goals or results based on the impact of the COVID-19 pandemic. The awards granted to Messrs. Farber, Andreano and Nikolopoulos in February 2020 vested in accordance with the terms of each of their respective Employment Agreements in connection with Dr. Medel ceasing to serve as our Chief Executive Officer.

One-Time Grants

In June 2020, after consulting with its then-independent compensation consultant, the Compensation Committee awarded a grant of 200,000 shares of the Company's common stock to Mr. Farber for purposes of retention of his services, in recognition of his contribution and leadership with respect to the sale of the Company's anesthesiology business and to incentivize his continued efforts with respect to the Company's continuing operations at that time. Mr. Farber's grant was scheduled to vest in three equal increments on the first, second and third anniversaries of the grant date, but vested in whole in accordance with the terms of Mr. Farber's Employment Agreement in connection with Dr. Medel ceasing to serve as our Chief Executive Officer.

In September 2020, in connection with their entries into new Employment Agreements, each of Dr. Hinson and Mr. Andreano was granted 32,528 and 21,686 restricted shares, respectively, of the Company's common stock, with one-half of such shares vesting on the second anniversary of the grant date and one-half of such shares vesting on the third anniversary of the grant date, and 144,000 and 96,000 performance options to purchase shares of common stock, respectively, under the Plan, with each option having a three-year term, requiring one year of service and having an exercise price equal to the closing price of a share of common stock on the date of grant, and which vests as follows: (A) 46,000 and 30,500 options, respectively, are exercisable only if and when the Company's stock price closes at $22 per share for 40 consecutive trading days before the Performance End Date; (B) 47,500 and 31,500 options, respectively, are exercisable only if and when the Company's stock price closes at $25 per share for 40 consecutive trading days before the Performance End Date; and (C) 50,500 and 34,000 option options, respectively, are exercisable only if and when the exercise price closes at $29 per share for 40 consecutive trading days before the Performance End Date; provided, that all performance options shall be exercisable upon a change in control and no performance options will vest prior to the one-year anniversary of the grant date, and may only be exercised during the three-year term plus an additional 90-day post-term period.

Changes to the 2021 Equity Program

In response to shareholder feedback, we made important changes to our equity-based compensation program as it relates to our CEO and other NEOs. Historically, a portion of the performance-based awards was tied to achievement of a certain threshold of net revenue. In discussions with our shareholders, they expressed the view that the Company should focus on growth that results in profitable growth in Adjusted EBITDA. Therefore, we determined that the entire performance-based award in 2021 would be tied to achievement of a certain level of Adjusted EBITDA, eliminating the net revenue metric. Further, we heard that shareholders are focused on the Company's control of spending as it pertains to transformational and restructuring related expenses and corporate general and administrative expenses. We assured our shareholders that the Company has suspended all non-critical activities that were part of its transformational and restricted related initiatives, and the Company intends to wind down this activity through the remainder of 2021. Further, we agreed that control of corporate general and administrative expenses is critically important to our success, and accordingly we introduced a "gate" to our performance-based awards. When an incentive plan uses a "gate," there is no award payout unless a key measure, one that is not included in the core plan design, is met. For 2021, the Company's gate is tied to the control of corporate general and administrative expenses, and if general and administrative expenses exceed a specified dollar threshold, no payout will be made on any portion of the performance-based award. The 2021 equity awards will vest 25% on each of the first and second anniversaries of grant and 50% on the third anniversary of grant, subject to the executive's continued service with the Company and, in the case of performance-based awards, achievement of Adjusted EBITDA and "gate" criteria.

Other Practices, Policies & Guidelines

Equity Grant Practices

The Compensation Committee determines the effective date of annual equity-based awards without regard to current or anticipated stock price levels. The Compensation Committee made the 2020 annual equity grant in February 2020 and may also make, and in the past has made, grants during the course of the year, primarily for new hires, promotions, to retain valued employees or to reward exceptional performance. These grants may be subject to performance conditions and/or time-based vesting, and are issued on the date of grant approval or upon a date certain following the grant approval date.

We follow equity grant procedures designed to promote the proper authorization, documentation and accounting for all equity grants. Pursuant to these procedures the Compensation Committee or the Board of Directors must formally approve all equity awards during an in person or telephonic meeting or by the unanimous written consent executed by all members of the Compensation Committee or the Board of Directors, as the case may be, it being understood that no equity award granted pursuant to any such written consent may have an effective date earlier than the date that all executed counterparts of such unanimous written consent are delivered to the General Counsel of the Company.

The grant-date fair value of our equity-based awards will be the closing sales price for a share of our common stock as reported on the New York Stock Exchange on the effective date of the grant as approved by the Compensation Committee or the Board of Directors, which date may not be prior to either the date such grant was approved or the commencement date of employment of the employee to whom the equity award is being made.

Our "insiders" can only buy or sell Company stock in accordance with our Insider Trading Policy, and our employees generally can only buy or sell Company stock in accordance with our Policy Statement on Inside Information and Insider Trading for All Employees.

NEOs are allowed to vote performance shares and restricted stock as a shareholder based on the number of shares held under restriction. Any dividends declared with respect to any performance share or restricted stock awards would be held until the awards vest, at which time the dividends would be paid to the NEOs. If performance shares or restricted stock are forfeited, the NEO's rights to receive the dividends declared with respect to those shares would be forfeited as well. At present, the Company does not pay dividends and it has no current intention to do so in the future.

Clawback Policy

The Company has adopted a "clawback policy" that permits the Company to seek to recover certain amounts of incentive compensation, including both cash and equity, awarded to any executive officer (as defined in the Exchange Act) on or after the effective date of the policy, if payment of such compensation was based on the achievement of financial results that were subsequently the subject of a restatement of our financial statements due to misconduct, and if the executive officer engaged in improper conduct that materially contributed to the need for restatement, and a lower amount of incentive compensation would have been earned based on the restated financial results.

Stock Ownership and Retention Policy

The Compensation Committee believes that the Company's Board of Directors and NEOs should maintain a material personal financial stake in the Company through the ownership of shares of the Company's common stock to promote a long-term perspective in managing the enterprise and to align shareholder, Director and executive interests.

Each of our NEOs are required to own shares of Mednax common stock with a value of not less than a specified multiple of his or her base salary. The policy also requires NEOs to retain 50% of net after-tax shares acquired during the year upon vesting (or exercise of stock options) unless his or her ownership level was satisfied as of the beginning of the year. These multiples were determined in accordance with current market practice. Each covered person is expected to meet the minimum share ownership value not later than the end of the third full calendar year following becoming subject to the policy.

The chart below shows the multiple of base salary ownership requirements and actual ownership levels as of December 31, 2020 for NEOs active as of December 31, 2020:

Name	Ownership Requirement	Ownership Level
Mr. Ordan	6x base salary	1.5x base salary
Mr. Richards	2x base salary	1.1x base salary
Dr. Hinson	2x base salary	2.6x base salary
Mr. Andreano	2x base salary	3.5x base salary
Mr. Pepia	2x base salary	5.5x base salary

As the table above reflects, our NEOs hold a significant investment in Mednax, which is a strong reflection of our culture and aligns with our compensation philosophy.

Shares that count toward the ownership requirement are as follows:

- Owned outright by the NEO or Director, or by spouse or dependent children;

- Held in trust for economic benefit of the NEO or Director, or spouse or dependent children;

- Held in the Mednax 401(k) plan or other Company-sponsored benefit plan; and

- Restricted shares/units for which the underlying performance conditions have been met and only remain subject to time-based vesting requirements.

The Compensation Committee will evaluate NEO ownership levels annually and will review this policy from time to time and, following consultation with the Board of Directors, make modifications as necessary or appropriate.

Anti-Hedging and Anti-Pledging Policy

All Mednax Directors, management, financial and other insiders are prohibited from engaging in transactions in Mednax securities or derivatives of Mednax securities that might be considered hedging, such as selling short or buying or selling options. In addition, it is against the policy for such persons to hold securities in margin accounts or pledge Mednax securities as collateral for a loan, unless such person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Retirement and Deferred Compensation Plans

We maintain a Thrift and Profit Sharing Plan (the "401(k) Plan"), which is a 401(k) plan, to enable eligible employees to save for retirement through a tax-advantaged combination of elective employee contributions and our discretionary matching contributions, and provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401(k) Plan allows eligible employees to elect to contribute from 1% to 60% of their eligible compensation to an investment trust on a pre-tax and/or Roth after-tax basis, up to the maximum dollar amounts permitted by law. The 401(k) Plan also offers employees the option to voluntarily contribute additional funds on a non-deductible after-tax basis subject to certain limits. In 2020, the maximum employee pre-tax and/or Roth elective contribution to the 401(k) Plan was $19,500, plus an additional $6,500 for employees who were at least 50 years old in 2020. In 2021, the maximum employee pre-tax and/or Roth elective contribution to the 401(k) Plan remains at $19,500. Eligible compensation generally means all wages, salaries and fees for services from the Company, up to a maximum specified amount permitted by law. Matching contributions under the 401(k) Plan are discretionary. For 2020, the Company matched 100% of the first 3% of eligible compensation that each eligible participant contributed to the 401(k) Plan on his or her behalf. The portion of an employee's account under the 401(k) Plan that is attributable to matching contributions vests as follows: 30% after one year of service, 60% after two years of service, and 100% after three years of service. However, regardless of the number of years of service, an employee is fully vested in our matching contributions (and the earnings thereon) if the employee retires at age 65 or later, or terminates employment by reason of death or total and permanent disability. The 401(k) Plan provides for a variety of different investment options, in which the employee's and the Company's contributions are invested.

Although the Company maintains a non-qualified deferred compensation plan, none of the NEOs participate in that Plan.

The amounts of the Company's matching contributions under the 401(k) Plan for 2020 for each of the NEOs are included in the "All Other Compensation" column of the Summary Compensation Table.

Benefits and Perquisites

We provide our NEOs with certain benefits designed to protect them and their immediate families in the event of illness, disability, or death. We believe it is necessary to provide these benefits in order for us to be successful in attracting and retaining executives in a competitive marketplace, and to provide financial security in these circumstances. NEOs are eligible for health and welfare benefits available to similarly situated eligible Company employees during active employment under the same terms and conditions. These benefits include medical, dental, vision, short-term and long-term disability and group-term life insurance coverage.

Pursuant to the terms of their Employment Agreements or as otherwise provided by the Company's policies, Dr. Medel and Messrs. Farber and Nikolopoulos were and Messrs. Ordan, Richards, Andreano and Dr. Hinson are, entitled to 38 days paid time off each year and Mr. Pepia is entitled to 28 days paid time off each year for vacation, illness, injury, personal days and other similar purposes in accordance with our policies in effect from time to time. Any paid time off not used during a calendar year may be carried over to the next year to the extent permitted under those policies. Dr. Medel was entitled under his Employment Agreement to utilize, for personal travel, the aircraft that the Company leases. Dr. Medel's personal use of the aircraft was limited to 95 hours of flight in any calendar year without the consent of the Compensation Committee. The incremental cost to the Company of these benefits for Dr. Medel is included in the "All Other Compensation" column of the Summary Compensation Table.

The Compensation Committee has reviewed our perquisites expenditures, and believes they continue to be an important element of the overall compensation package to retain current officers, and in fact command a higher perceived value than the actual cost.

Termination of Employment and Change in Control Agreements

As described in greater detail below, the Employment Agreements between the Company and each of the NEOs provide for the payment of certain compensation and benefits in the event of the termination of an executive's employment, the amount of which varies depending upon the reason for such termination. The Compensation Committee has reviewed the essential terms of these termination provisions, and believes they are reasonable, appropriate, and generally consistent with market practice. In the case of Messrs. Ordan, Richards, Andreano and Dr. Hinson, their current Employment Agreements provide that if any amount payable to the executive would be subject to excise tax under Section 4999 of the Code, then the Company will reduce the payment to an amount equal to the largest portion of such payment that would result in no portion of such payment being subject to excise tax (unless such reduction would result in the executive receiving, on an after tax basis, an amount lower than the unreduced payment after taking into account all applicable federal, state and local employment taxes, income taxes and excise taxes, in which case the payment amount would not be reduced).

In certain situations pursuant to the terms of the award agreement or an executive's Employment Agreement, the performance and service requirements may be waived and vesting accelerated.

Additionally, any unvested restricted stock is generally forfeited upon termination of the employment of the NEOs. The Employment Agreements with our NEOs provide, however, that their restricted stock may vest or continue to vest after termination of employment in certain circumstances. For a more detailed explanation of the employment agreement terms governing vesting of equity in various termination events, please see the section below entitled "Potential Payments upon Termination or Change in Control".

Summary Compensation Table

The following table sets forth the 2020, 2019 and 2018 compensation for our principal executive officer, principal financial officer, and our other NEOs for the time they were deemed to be NEOs.

Name and Principal Position	Year	Salary	Stock Awards[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Mark S. Ordan Chief Executive Officer	2020	$ 471,014[3]	$1,999,992	$3,000,006	$ 709,016	$258,654[4]	$6,438,682
C. Marc Richards Executive Vice President and Chief Financial Officer	2020	$ 157,197[5]	$ 700,008	$ 944,087	$ 157,104	$ 8,612[6]	$1,967,008
Roger Mack Hinson, M.D. President, Pediatrix and Obstetrix Medical Group	2020	$ 432,833[7]	$ 965,023	$ 706,565	$ 550,000	$258,798[8]	$2,913,219
Dominic J. Andreano Executive Vice President, General Counsel and Secretary	2020	$ 431,250[9]	$1,700,025	$ 470,875	$ 500,000	$274,797[10]	$3,376,947
	2019	$ 475,000	$1,050,025	—	$ 356,250	$ 8,648[10]	$1,889,923
	2018	$ 433,333[9]	$1,353,036	—	$ 211,850	$ 11,288[10]	$2,009,507
John C. Pepia Senior Vice President and Chief Accounting Officer	2020	$ 371,875[11]	$ 500,001	—	$ 318,750	$108,780[12]	$1,299,406
	2019	$ 406,183[11]	$1,500,026	—	$ 159,375	$ 8,648[12]	$2,074,232
Roger J. Medel, M.D. Former Chief Executive Officer	2020	$ 1[13]	$6,150,001	—	$ 780,822	$666,430[14]	$7,597,254
	2019	$ 500,001[13]	$6,150,034	—	$1,125,000	$291,241[14]	$8,066,276
	2018	$1,000,000	$8,000,040	—	$ 669,000	$268,977[14]	$9,938,017
Stephen D. Farber Former Executive Vice President and Chief Financial Officer	2020	$ 345,833[15]	$5,694,021	—	$ 413,251	$590,070[16]	$7,043,175
	2019	$ 550,000	$2,400,008	—	$ 412,500	$ 36,649[16]	$3,399,157
	2018	$ 192,882[15]	$4,758,000	—	$ 191,370	$607,381[16]	$5,749,633
Nicholas J. Nikolopoulos Former Executive Vice President and Chief Strategy & Growth Officer	2020	$ 431,250[17]	$1,300,008	—	$ 500,000	$349,169[18]	$2,580,427

(1) Stock awards consist of performance-based restricted stock awards, time-based restricted stock awards and time-based restricted stock unit awards. The amounts in this column reflect the grant-date fair value of the awards, calculated in accordance with the accounting guidance for equity-based compensation, but excluding the impact of estimated forfeitures. The amounts included for any performance-based restricted stock awards are calculated based on the most probable outcome of the performance conditions for such awards on the grant date. See the Grants of Plan-Based Awards in 2020 table for information on restricted stock awards granted in 2020. For information regarding the assumptions made in calculating the amounts reflected in this column, see Note 16, "Stock Incentive Plans and Stock Purchase Plans," to our Consolidated Financial Statements included in the Annual Report on Form 10-K.

(2) Option awards consist of performance-based non-qualified stock option awards. The amounts in this column reflect the grant-date fair value of the awards, calculated in accordance with the accounting guidance for equity-based compensation, but excluding the impact of estimated forfeitures. See the Grants of Plan-Based Awards in 2020 table for information on stock option awards granted in 2020. For information regarding the assumptions made in calculating the amounts reflected in this column, see Note 16, "Stock Incentive Plans and Stock Purchase Plans," to our Consolidated Financial Statements included in the Annual Report on Form 10-K.

(3) The salary amount provided represents actual paid salary for 2020. Mr. Ordan joined the Company effective July 12, 2020.

(4) Reflects additional compensation of $250,000 for the development of a strategic plan within 90 days of joining the Company, $8,550 for a 401(k) thrift and profit-sharing matching contribution and costs incurred by Mednax of $104 for term life insurance coverage.

(5) The salary amount provided represents actual paid salary for 2020. Mr. Richards joined the Company effective September 8, 2020.

(6)   Reflects additional compensation of $8,550 for 401(k) thrift and profit-sharing matching contribution in 2020 and costs incurred by Mednax of $62 for term life insurance coverage in 2020.

(7)   The salary amount provided represents actual paid salary for 2020, reflecting a 30% reduction in base salary from April 1, 2020 through June 30, 2020 related to the COVID-19 mitigation efforts and an increase in base salary effective October 1, 2020.

(8)   Reflects additional compensation of $250,000 for a discretionary bonus, $8,550 for a 401(k) thrift and profit-sharing matching contribution and costs incurred by Mednax of $248 for term life insurance coverage.

(9)   The salary amount provided represents actual paid salary for 2020 and 2018, respectively. For 2020, Mr. Andreano received an increase in base salary effective April 1, 2020 and had a 50% reduction in base salary from April 1, 2020 through June 30, 2020 related to the COVID-19 mitigation efforts. For 2018, Mr. Andreano received increases in base salary effective January 2018 and November 2018.

(10) Reflects additional compensation of $8,550, $8,400 and $11,000 for 401(k) thrift and profit-sharing matching contributions in 2020, 2019 and 2018, respectively, and costs incurred by Mednax of $238, $248 and $288, respectively, for term life insurance coverage in 2020, 2019 and 2018. For 2020, additional compensation also includes $250,000 for a discretionary bonus and $16,009 for Mr. Andreano's share of personal travel on an aircraft which Mednax leases.

(11) The salary amount provided represents actual paid salary for 2020 and 2019, respectively. For 2020, Mr. Pepia had a 50% reduction in base salary from April 1, 2020 through June 30, 2020 related to the COVID-19 mitigation efforts. For 2019, Mr. Pepia received an increase in base salary effective May 16, 2019.

(12) Reflects additional compensation of $8,550 and $8,400 for 401(k) thrift and profit-sharing matching contributions for 2020 and 2019, respectively, and costs incurred by MEDNAX of $230 and $248, respectively, for term life insurance coverage in 2020 and 2019, respectively. For 2020, additional compensation also includes $100,000 for a discretionary bonus.

(13) The salary amount provided represents actual paid salary for 2020 and 2019, respectively. Dr. Medel's salary was reduced to a net amount of $1 effective July 1, 2019 through his termination date of July 12, 2020.

(14) Reflects incremental costs in 2020, 2019 and 2018 of $82,659, $282,774 and $257,848, respectively, for Dr. Medel's personal use of an aircraft which Mednax leases, in accordance with his Employment Agreement, additional compensation in 2019 and 2018 of $8,400 and $11,000, respectively, for 401(k) thrift and profit sharing matching contributions, and costs incurred by Mednax in 2020, 2019 and 2018 of $65, $66 and $130, respectively, for term life insurance coverage. For 2020, additional compensation also includes severance payments in the amount of $467,742 for the period from July 12, 2020 through December 31, 2020 and a payout of $115,964 for unused paid time off upon termination on July 12, 2020. Does not include $993,952 in payments made to Dr. Medel pursuant to a consulting agreement entered into between him and a subsidiary of the Company following his retirement as Chief Executive Officer of the Company.

(15) The salary amount provided represents actual paid salary for 2020 and 2018, respectively. For 2020, Mr. Farber had a 50% reduction in base salary from April 1, 2020 through June 30, 2020 related to the COVID-19 mitigation efforts, and Mr. Farber's pay for 2020 is prorated through his termination date of October 1, 2020. For 2018, base pay represents prorated pay from August 22, 2018, the date Mr. Farber joined the Company, through December 31, 2018.

(16) Reflects additional compensation of $500,000 for a discretionary bonus, $81,548 for a payout of unused paid time off upon termination on October 1, 2020, $8,400 for 401(k) thrift and profit sharing matching contribution in 2019, costs incurred by Mednax of $191, $248 and $48 for term life insurance coverage in 2020, 2019 and 2018, respectively, incremental costs in 2020 and 2019 of $8,331 and $28,001, respectively, for Mr. Farber's share of personal travel in 2020 and 2019, respectively, on an aircraft which Mednax leases. For 2018, additional compensation also reflects $300,000 for a sign-on bonus and $300,000 for a relocation expense allowance.

(17) The salary amount provided represents actual paid salary for 2020, reflecting an increase in base salary effective April 1, 2020 and a 50% reduction in base salary from April 1, 2020 through June 30, 2020 related to the COVID-19 mitigation efforts.

(18) Reflects additional compensation of $250,000 for a discretionary bonus, $90,381 for a payout of unused paid time off upon termination on December 31, 2020, $8,550 for a 401(k) thrift and profit-sharing matching contribution, and costs incurred by Mednax of $238 for term life insurance coverage.

Grants of Plan-Based Awards in 2020

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (Shares)[2]			All Other Stock Awards (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ Share)	Grant-Date Fair Value of Stock and Option Awards[8]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Mark S. Ordan.											
Annual cash incentive		N/A	$1,500,000	N/A							
Restricted stock award	7/12/20							113,314[4]			$1,999,992
Nonqualified options award	7/12/20								550,331[5]	$17.65	$3,000,006
C. Marc Richards.											
Annual cash incentive		N/A	$ 500,000	N/A							
Restricted stock award	9/26/20							43,371[4]			$ 700,008
Nonqualified options award	9/26/20								192,400[5]	$16.14	$ 944,087
Dominic J. Andreano											
Annual cash incentive		N/A	$ 500,000	N/A							
Performance share award	2/13/20				0	24,974	37,461				$ 675,047
Restricted stock award	2/13/20							24,971			$ 674,966
Restricted stock award	9/26/20							21,686[6]			$ 350,012
Nonqualified options award	9/26/20								96,000[5]	$16.14	$ 470,875
John C. Pepia											
Annual cash incentive		$ 0	$ 212,500	$ 425,000							
Performance share award	2/13/20				0	9,248	13,872				$ 249,973
Restricted stock award	2/13/20							9,250			$ 250,028
Roger Mack Hinson, M.D.											
Annual cash incentive		N/A	$ 550,000	N/A							
Performance share award	2/13/20				0	8,140	12,210				$ 220,024
Restricted stock award	2/13/20							8,139			$ 219,997
Restricted stock award	9/26/20							32,528[6]			$ 525,002
Nonqualified options award	9/26/20								144,000[5]	$16.14	$ 706,565
Roger J. Medel, M.D.											
Annual cash incentive		$ 0	$1,500,000	$3,000,000							
Performance share award	2/13/20				0	113,762	170,643				$3,074,987
Restricted stock award	2/13/20							113,763			$3,075,014
Stephen D. Farber											
Annual cash incentive		N/A	$ 550,000	N/A							
Performance share award	2/13/20				0	44,396	66,594				$1,200,004
Restricted stock award	2/13/20							44,395			$1,199,997
Restricted stock award	6/2/20							200,000[7]			$3,294,000
Nicholas J. Nikolopoulos											
Annual cash incentive		N/A	$ 500,000	N/A							
Performance share award	2/13/20				0	24,048	36,072				$ 650,017
Restricted stock award	2/13/20							24,047			$ 649,990

(1) These columns reflect the range of payouts for 2020 annual cash bonuses under the Plan. Certain of the bonuses that do not reflect a threshold or a maximum were contractually required to be paid at target, with certain of those paid on a

prorated basis through termination date. Amounts actually earned in 2020 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For a more detailed description of the annual cash awards, see the section entitled "Annual Bonuses" in CD&A.

(2) Represents performance share awards granted under the Plan, for which shares earned had the ability to vary from 0% to 150% of target based on growth rates of net revenue and Adjusted EBITDA during the initial measurement period. Award amounts were divided equally into performance share awards (50%) and time-based restricted stock (50%). 50% of the performance share award was tied to the Company's net revenue results and 50% of the performance share award was tied to the Company's Adjusted EBITDA results; results for each metric were considered separately. Vesting of these awards for Messrs. Andreano, Farber and Nikolopoulos was accelerated on July 12, 2020 pursuant to the terms of their respective Employment Agreements. Performance for the remaining awards was measured over a one-year period from January 1, 2020 through December 31, 2020, and it was determined that the target shares were earned. The shares earned vest in three equal increments on March 1, 2021, March 1, 2022 and March 1, 2023, subject to continued employment. Had there been a Change in Control (as defined in the Plan) during 2020, the performance metrics would have automatically been deemed to have been met at at least the 100% level. Any shares not earned by December 31, 2020 would have been forfeited. For a more detailed description of our performance share awards and equity-based award granting policies, see the section entitled "2020 Equity-Based Awards" in CD&A.

(3) Unless otherwise noted, represents restricted stock awards granted under the Plan, for which the vesting was contingent upon the Company achieving an Adjusted EBITDA performance goal established at the time of the grant to preserve tax deductibility under §162(m) of the Code for grandfathered agreements. Vesting of these awards for Messrs. Andreano, Farber and Nikolopoulos was accelerated on July 12, 2020 pursuant to the terms of their respective Employment Agreements. The performance goal was achieved for relevant awards, and accordingly, the shares earned vest in three equal increments on March 1, 2021, March 1, 2022 and March 1, 2023, subject to continued employment. If, however, the Adjusted EBITDA goal had not been met by December 31, 2020, then the restricted stock would have terminated and become null and void. Had there been a Change in Control (as defined in the Plan) during 2020, the Adjusted EBITDA performance measure for the Restricted Shares would have automatically been deemed to have been met. For a more detailed description of our restricted stock and equity-based award granting policies, see the section entitled "2020 Equity-Based Awards" in CD&A.

(4) Represents restricted stock award granted under the Plan. The restricted stock award vested upon grant and for which net after-tax shares must be held until the earlier of the fifth anniversary of the grant date and the date of the closing of a Change in Control.

(5) Represents performance-based non-qualified stock option awards for which vesting is contingent upon one year of continuous employment from the grant date and the achievement of various stock price hurdles over a period of three years. If the Company's stock price hurdles are not met by the end of the three years, the stock options are forfeited.

(6) Represents restricted stock award granted under the Plan. The restricted stock awards vest 50% on September 26, 2022 and 50% on September 26, 2023.

(7) Represents restricted stock award granted under the Plan. The restricted stock awards were scheduled to vest one-third on each of the following dates: June 2, 2021, June 2, 2022 and June 2, 2023; however, vesting was accelerated on July 12, 2020.

(8) The grant-date fair value of the performance share awards (based on the probable outcome of such conditions), restricted stock and stock options is determined pursuant to the accounting guidance for equity-based compensation, and represents the total amount that is expected to be expensed in our financial statements over the relevant vesting periods. For information regarding the assumptions made in calculating the amounts reflected in this column, see Note 16, "Stock Incentive Plans and Stock Purchase Plans," to our Consolidated Financial Statements included in the Annual Report on Form 10-K.

Outstanding Equity Awards at 2020 Fiscal Year-End

Name	Option Awards			Stock Awards	
	Number of Securities Underlying Options Unexercisable[1]	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested[2]
Mark S. Ordan.	550,331	$17.65	10/11/2023		
C. Marc Richards.	192,400	$16.14	12/26/2023		
Dominic J. Andreano	96,000	$16.14	12/26/2023	21,686[3]	$ 532,174
John C. Pepia				1,382[4]	$ 33,914
				4,835[5]	$ 118,651
				50,690[6]	$1,243,933
				18,498[7]	$ 453,941
Roger Mack Hinson, M.D.	144,000	$16.14	12/26/2023	1,014[4]	$ 24,884
				11,121[5]	$ 272,909
				16,279[7]	$ 399,487
				32,528[3]	$ 798,237
Roger J. Medel, M.D.				49,146[4]	$1,206,043
				118,944[5]	$2,918,886
				227,525[7]	$5,583,464

(1) The vesting of the performance nonqualified stock option awards is contingent upon the satisfaction of one year of continuous service and the achievement of various stock price hurdles before the third anniversary of the grant date.

(2) Based on a stock price of $24.54, which was the closing price of a share of our common stock on the New York Stock Exchange on December 31, 2020.

(3) These restricted stock awards vest 50% on September 26, 2022 and 50% on September 26, 2023.

(4) These performance share awards and restricted stock awards vested on March 1, 2021.

(5) These performance share awards and restricted stock awards vest in two equal increments on each of March 1, 2021 and March 1, 2022.

(6) These restricted stock awards vest 50% on June 1, 2021 and 50% on June 1, 2022.

(7) These performance share awards and restricted stock awards vest in three equal increments on each of March 1, 2021, March 1, 2022 and March 1, 2023.

Stock Vested in Fiscal Year 2020

Name	Stock Awards[1]	
	Number of Shares Acquired on Vesting	Value Realized Upon Vesting[2]
Mark S. Ordan	113,314	$ 1,999,992
C. Marc Richards	43,371	$ 700,008
Dominic J. Andreano	109,946	$ 1,920,425
John C. Pepia	13,010	$ 220,238
Roger Mack Hinson, M.D.	11,100	$ 188,297
Roger J. Medel, M.D.	145,463	$2,428,486
Stephen D. Farber	408,417	$ 7,195,563
Nicholas J. Nikolopoulos	135,128	$2,385,009

Note: There were no exercises of option awards in 2020.

(1) These columns reflect performance shares and restricted stock previously awarded to the NEO that vested during 2020.

(2) Calculated based on the closing price of a share of our common stock on the New York Stock Exchange on the vesting date.

Potential Payments Upon Termination or Change in Control

The Employment Agreements between the Company and each of the NEOs provide for the payment of certain compensation and benefits in the event of the termination of an executive's employment, the amount of which varies depending upon the reason for such termination. Those provisions are summarized below. In July 2020, Dr. Medel retired as our Chief Executive Officer; Dr. Medel's termination was by the Company without Cause, as that term was defined in his Employment Agreement. In November 2020, Mr. Farber left the Company; Mr. Farber's termination was by him for Good Reason, as that term was defined in his Employment Agreement. In December 2020, Mr. Nikolopoulos' employment was terminated by the Company without Cause, as that term was defined in his Employment Agreement. The termination of each executive and the severance and other termination benefits paid to each executive was in accordance with the executive's Employment Agreement and no discretionary severance amounts were paid. Information with respect to the Employment Agreements for each of Dr. Medel and Messrs. Farber and Nikolopoulos is provided for their respective actual terms of separation.

Termination by Company for Cause. In the event that Messrs. Ordan's, Richards', Andreano's, or Pepia's or Dr. Hinson's employment with the Company is terminated by the Company for Cause (as defined in each executive's respective Employment Agreement with the Company), then the Company will pay the executive his base salary through the termination date at the rate in effect at the termination date and reimburse the executive for any reasonable business expenses incurred through the date of termination.

Termination by Executive due to Poor Health or due to Executive's Death. In the event that Mr. Pepia terminates his employment due to his health becoming impaired to any extent that makes the continued performance of his duties hazardous to the executive's physical or mental health or life ("Poor Health"), or his employment terminates because of his death, then the Company will pay to the executive (or his estate) his base salary to the termination date, pay a pro rata portion of the bonus that Mr. Pepia would have received had his employment not terminated (as determined in accordance with the Employment Agreement) and reimburse the executive for any reasonable business expenses incurred through the date of termination. In addition, if Mr. Pepia terminates his employment due to Poor Health, he will receive any disability payments otherwise payable under any plans provided by the Company.

In the event Messrs. Ordan's, Richards', Andreano's or Dr. Hinson's employment terminates because of his death, then the Company will pay to the executive (or his estate) his base salary to the termination date, a pro rata portion of the bonus that the executive would have received had his employment not terminated (as determined in accordance with the Employment Agreement) and reimburse the executive for any reasonable business expenses incurred, as well as any other accrued employee benefits, through the date of termination. In addition, the time-based portion of the equity awards granted to each executive will immediately become fully vested, non-forfeitable and, if applicable, exercisable, and all performance based shares awards will remain outstanding and will vest based upon actual performance determined at the end of the applicable performance period.

Termination due to Disability. If the Company terminates the employment of Messrs. Ordan, Richards, Andreano, or Dr. Hinson by reason of his Disability (as defined in accordance with such executive's respective Employment Agreement), then the Company will continue to pay the executive's base salary for a period of 90 days after the termination date and pay the executive a pro rata portion of the bonus calculated at target that the executive would have received for the year in which his employment terminates, and the time-based portion of the equity awards granted to such executive will immediately become fully vested, non-forfeitable and, if applicable, exercisable, and all performance based shares awards will remain outstanding and wil vest based upon actual performance determined at the end of the applicable performance period. If the Company terminates the employment of Mr. Pepia by reason of his Disability (as defined in accordance with his

Employment Agreement), then the Company will continue to pay his base salary for a period of six months after the termination date, and the actual performance bonus, on a pro rata basis, that would have been payable to Mr. Pepia for the fiscal year had he not been terminated.

Termination by Company without Cause or by Executive for Good Reason or due to Change in Control. Pursuant to Dr. Medel's Employment Agreement, if the Company terminated the employment of Dr. Medel without Cause (which occurred effective July 12, 2020), then the Company will (a) pay his base salary through the termination date plus any reimbursement owed to him for any reasonable business expenses incurred through the date of termination, (b) continue to pay his base salary for a period of 24 months after the termination date, (c) on the first and second anniversaries of the termination date, pay him an amount equal to the greater of his "average annual performance bonus" or his bonus for the year immediately preceding his termination and (d) pay him a pro rata portion of the bonus he would have received for the year in which his employment terminates. Pursuant to Messrs. Farber's and Nikolopoulos' Employment Agreements, if the Company terminated the employment of Messrs. Farber or Nikolopoulos without Cause (which occurred in Mr. Nikolopoulos' case effective December 31, 2020) or if the executive terminated his own employment for Good Reason (which occurred in Mr. Farber's case in October 2020), then the Company will (a) pay that executive's base salary through the termination date plus any reimbursement owed to that executive for any reasonable business expenses incurred through the date of termination, (b) continue to pay the executive's base salary for a period of 24 months after the termination date, (c) within 30 days of the first anniversary of the termination date (within 90 days of the termination date in the case of termination by Mr. Farber for Good Reason), pay the executive an amount equal to the greater of (i) 1.5 times the executive's "average annual performance bonus" or (ii) 1.5 times the executive's target performance bonus amount, and (d) pay the executive a pro rata portion of his target bonus amount. For this purpose, "average annual performance bonus" means the average of the executive's earned performance bonus as a percentage of base salary for the three years preceding such termination date, multiplied by the executive's base salary at the time of termination.

If the Company terminates the employment of Mr. Ordan without Cause or if Mr. Ordan terminates his own employment for Good Reason (each as defined in Mr. Ordan's Employment Agreement), then the Company will (a) pay his base salary through the termination date plus any reimbursement owed to him for any reasonable business expenses incurred, as well as any other accrued employee benefits, through the date of termination, (b) within 60 days of the termination date and on the first anniversary of the termination date, pay Mr. Ordan a lump sum payment equal to Mr. Ordan's annual base salary, (c) continue to pay Mr. Ordan's health, medical, hospitalization and other similar health insurance costs for a period of 24 months after the termination date, (d) within 60 days of the termination date and on the first anniversary of the termination date, pay Mr. Ordan an amount equal to the greater of (i) his "average annual performance bonus" or (ii) his target performance bonus amount, and (e) pay Mr. Ordan a pro rata portion of his target bonus amount he would have received for the year in which his employment terminates. If the Company terminates the employment of Messrs. Richards, Andreano, or Dr. Hinson without Cause or if the executive terminates his employment for Good Reason (each as defined in the executive's Employment Agreement), then the Company will (a) pay that executive's base salary through the termination date plus any reimbursement owed to that executive for any reasonable business expenses, as well as any other accrued employee benefits, incurred through the date of termination, (b) continue to pay the executive's base salary and health, medical, hospitalization and other similar health insurance costs for a period of 24 months after the termination date, (c) pay the executive an amount equal to the greater of 1.5 times his "average annual performance bonus" or 1.5 times his target bonus amount, and (d) pay the executive a pro rata portion of the target bonus he would have received for the year in which his employment terminates.

If Mr. Pepia terminates his employment for Good Reason (including a Change in Control Good Reason, as defined in his Employment Agreement), then the Company will (a) pay his base salary through the termination date plus any reimbursement owed to him for any reasonable business expenses incurred through the date of termination, (b) continue to pay his base salary for a period of 12 months after the termination date, (c) pay him a pro rata portion of the performance bonus he would have received for the year in which his employment terminates, and (d) pay him an amount equal to the greater of his "average annual performance bonus" or his bonus for the year immediately preceding his termination. If the Company terminates the employment of Mr. Pepia without Cause (as defined in his Employment Agreement), then the Company will (a) pay his base salary through the termination date plus any reimbursement owed to him for any reasonable business expenses incurred through the date of termination, (b) continue to pay his base salary for a period of 12 months after the termination date, (c) pay him a pro rata portion of the performance bonus he would have received for the year in which his employment terminates, and (d) within 30 days of the first anniversary of the termination date, pay him an amount equal to his "average annual performance bonus.".

In the event Mr. Ordan's employment is terminated in connection with a Change in Control (as defined in his Employment Agreement) of the Company that is not a "change in control" for purposes of Section 409A of the Internal Revenue Code, then the Company will (a) pay Mr. Ordan's base salary through the termination date plus any reimbursement owed for any reasonable business expenses, as well as any other accrued employee benefits, incurred through the date of termination, (b) within 60 days of the termination date and on the first anniversary of the termination date, the Company will pay Mr. Ordan a lump sum payment equal to 18 months of Mr. Ordan's annual base salary, (c) within 60 days of the termination date and on the first anniversary of the termination date, pay Mr. Ordan an amount equal to the greater of (i) 1.5 times Mr. Ordan's average annual performance bonus or (ii) 1.5 times Mr. Ordan's target performance bonus amount, (d) pay Mr. Ordan a pro rata portion of his target bonus amount he would have received for the year in which his employment terminates, and (e) continue to pay Mr. Ordan's health, medical, hospitalization and other similar health insurance costs for a period of 18 months after the termination date. In the event Mr. Ordan is terminated on or after a Change in Control that is a "change of control" for purposes of Section 409A of the Internal Revenue Code, Mr. Ordan will receive the following severance payments: (a) a lump sum payment within 60 days of termination equal to 36 months of his base salary, (b) a pro rata portion of the performance bonus he would have received for the year in which his employment terminates, (c) a lump sum payment within 60 days of termination of an amount equal to the greater of three times Mr. Ordan's average annual performance bonus or three times his target Performance Bonus amount and (d) continue to pay Mr. Ordan's health, medical, hospitalization and other similar health insurance costs for a period of 36 months after the termination date.

On July 12, 2020, each of Messrs. Andreano, Farber and Nikolopoulos entered into a second amendment (the "Second Amendments") to their respective Employment Agreements (which, in the case of Mr. Andreano was later amended and restated effective September 2020), pursuant to which, among other things, (i) each executive agreed that he will not terminate his employment for Good Reason during the 60-day period after Dr. Medel ceased to be the senior most executive officer of the Company, which such executive was entitled to do under his Employment Agreement as a result of Dr. Medel no longer being the senior most executive officer of the Company; (ii) the Company could not terminate the executive's employment for "Cause" during the 91-day period beginning on the date of the Settlement Agreement; and (iii) all equity awards granted to the executive by the Company prior to such date became fully vested as of such date (a benefit to which each such executive was entitled under the Employment Agreements in connection with a "Good Reason" termination), in connection with which each executive entered into a customary release of the Company.

Termination by Executive. Each of Messrs. Ordan, Richards, Andreano, Pepia and Dr. Hinson may terminate his employment, other than for Good Reason or due to a Change in Control, upon 90 days' notice (60 days in the case of Mr. Ordan) to the Company. In such event, the Company will continue to pay the executive his base salary through the termination date. If the Company specifies a termination date for the employment of any of the NEOs that is less than 90 days after the Company's receipt of written notice of such termination from the executive, then the Company will continue to pay to the executive his base salary for a period ending on such 90th day. In the case of Mr. Andreano, in the event that he provides notice of termination without Good Reason within 90 days prior to the second anniversary of the effective date of the Employment Agreement, Mr. Andreano will be eligible to receive the same benefits as he would in the case of a termination by Company without Cause.

Continuation of Group Health Coverage. The Employment Agreement for Messrs. Ordan, Richards, Andreano, Pepia, Farber, Nikolopoulos and Dr. Hinson also provides for the continuation in any self-insured, group health plan sponsored by the Company as if the executive were still an employee of the Company during any severance period or transition period. In addition, in the case of Dr. Medel, upon termination of his employment for any reason (which occurred effective July 12, 2020) and only if he and his eligible dependents first irrevocably decline any continuation coverage provided pursuant to the applicable provisions in the Employee Retirement Income Security Act of 1974, he and his eligible dependents will be entitled to elect to continue in any self-insured, group health plan sponsored by the Company as if he were still an employee of the Company (the "Enhanced Coverage"), during a period of five years following the later of the termination date or the end of the transition period. In its sole discretion, the Company may provide healthcare insurance to Dr. Medel and his eligible dependents through one or several insurance carriers selected by the Company in lieu of the Enhanced Coverage (the "Alternate Enhanced Coverage"), provided the coverage is substantially comparable. Dr. Medel will pay the full cost of the Enhanced Coverage or the cost of the Alternate Enhanced Coverage, up to the cost of the plan for such period of coverage for similarly situated employees and covered beneficiaries. If Mr. Ordan's employment is terminated due to Disability or death, without Cause, with Good Reason, or in connection with a Change in Control, Mr. Ordan may continue on the Company's group medical plan until he is eligible for Medicare benefits provided that he timely elects COBRA coverage, such continuation is permitted under the terms of the applicable group health and, except as otherwise provided in the Employment Agreement, Mr. Ordan pays the full cost (at applicable COBRA rates) of such benefits continuation.

Vesting of Equity Awards. The Employment Agreement for Dr. Medel provided that all unvested stock options, stock appreciation rights, restricted stock and other stock based awards granted to Dr. Medel by the Company will continue to vest until fully vested following the termination of Dr. Medel's employment due to Disability, termination without Cause (which occurred effective July 12, 2020), Good Reason, Poor Health or death. In the event Messrs. Farber's or Nikolopoulos' employment was terminated by the Company without Cause (which occurred in the case of Mr. Nikolopoulos effective December 31, 2020) or by the executive for Good Reason (which occurred in the case of Mr. Farber effective October 2020), any unvested equity awards automatically vested on such termination dates.

In the event Mr. Ordan's employment terminates due to disability or death, by the Company without Cause, or by Mr. Ordan for Good Reason, the time-based portion of the equity awards granted to Mr. Ordan, with the exception of the stock options granted to Mr. Ordan in 2020, will immediately become fully vested, non-forfeitable and, if applicable, exercisable, and all performance based shares awards, with the exception of the stock options granted to Mr. Ordan in 2020, will remain outstanding and will vest based upon actual performance determined at the end of the applicable performance period. In the event Mr. Ordan's employment terminates in connection with a Change of Control, the time-based portion of the equity awards granted to Mr. Ordan, with the exception of the stock options granted to Mr. Ordan in 2020, will immediately become fully vested, non-forfeitable and, if applicable, exercisable and, with respect to performance based share awards, with the exception of the stock options granted to Mr. Ordan in 2020, if the applicable performance condition has been met at the time of the Change in Control, any such equity award that is assumed or converted will immediately become fully vested, non-forfeitable and, if applicable, exercisable upon termination of employment except if Mr. Ordan is terminated for Cause.

Further, in the event Messrs. Richards, Andreano or Dr. Hinson's employment is terminated due to Disability or death, any time-based equity awards granted to the executive prior to termination of his employment will immediately become fully vested, non-forfeitable and, if applicable, exercisable, and all performance-based shares awards will remain outstanding and vest based upon actual performance determined at the end of the applicable performance period. In addition, in the event of a Change of Control, (i) all time-based equity awards granted to Messrs. Richards, Andreano or Dr. Hinson will immediately become fully vested, non-forfeitable and, if applicable, exercisable and (ii) all performance-based equity awards granted to such executives for which the applicable performance condition has been met at the time of such Change in Control will immediately become fully vested, non-forfeitable and, if applicable, exercisable.

In the event that, at any time following a Change in Control, Mr. Pepia's employment is terminated by the Company without Cause or by the executive for Good Reason, provided that termination by Mr. Pepia for Good Reason related to a diminution in duties following a Change in Control must occur within the 12-month period following a Change in Control, any unvested stock options, unvested restricted stock, unvested stock appreciation rights and other unvested incentive compensation awards, held by Mr. Pepia will automatically vest and, in the case of stock options, become immediately exercisable as of the effective date of such termination.

Payments of Unused Leave Time. In accordance with the Company's paid time off policies, an executive officer will be paid any earned but unused paid time off upon termination. This payment will occur in all termination events. In addition to the leave time that the executive accrues in any year, such executive may carry forward 10 days of leave time from the prior year; therefore, the maximum payout upon termination for each executive would be the value of such executive's contracted annual leave time plus 10 carry-over days.

Restrictive Covenants. Pursuant to his or her Employment Agreement, each executive officer is subject to certain restrictive covenants that survive termination of employment, such as 18 or 24-month non-solicitation and non-competition restrictive covenants, a customary confidentiality agreement surviving the term of the Employment Agreement and a 10-year non-disparagement restrictive covenant. If the executive fails to comply with any of those restrictive covenants, the executive will not be entitled to receive any further payments or benefits as a result of the termination of the executive's employment (other than base salary through the date of termination and reimbursement of any reasonable business expenses incurred through the date of termination). In addition, the Company then will have the right to terminate without advance notice any future payments and benefits of every kind that otherwise would be due to the executive on account of termination of the executive's employment.

The following table illustrates the payments and benefits that each of Messrs. Ordan, Richards, Andreano and Pepia and Dr. Hinson would have received under his Employment Agreement if his employment with the Company had terminated for any of the reasons described above on December 31, 2020. The amounts presented in the tables, reflect compensation (including equity ownership) at such year end, are estimates only and do not necessarily reflect the actual value of the payments and other benefits that would be received by the NEOs, which would only be known at the time that employment actually terminates.

Executive	Compensation Components	Change in Control	By Executive without Good Reason	By Company for Cause	By Company without Cause	By Executive for Good Reason	By the Company by Reason of Executive's Disability	By Executive Due to Poor Health or Due to Executive's Death
				TRIGGERING EVENT				
Mark S. Ordan	Cash Severance[1]	$8,209,016	$ —	$—	$5,709,016	$5,709,016	$ 709,016	$ 709,016
	Long-term Incentives[4]	—	—	—	—	—	—	—
	Total Benefit to Employee	**$8,209,016**	**$ —**	**$—**	**$5,709,016**	**$5,709,016**	**$ 709,016**	**$ 709,016**
C. Marc Richards	Cash Severance[2]	$ —	$ —	$—	$1,907,104	$1,907,104	$ 157,104	$ 157,104
	Long-term Incentives[4]	—	—	—	—	—	—	—
	Total Benefit to Employee	**$ —**	**$ —**	**$—**	**$1,907,104**	**$1,907,104**	**$ 157,104**	**$ 157,104**
Roger Mack Hinson, M.D.	Cash Severance[2]	$ —	$ —	$—	$2,475,000	$2,475,000	$ 550,000	$ 550,000
	Long-Term Incentives[5]	1,400,596	—	—	1,400,596	1,400,596	1,400,596	1,400,596
	Total Benefit to Employee	**$1,400,596**	**$ —**	**$—**	**$3,875,596**	**$3,875,596**	**$1,950,596**	**$1,950,596**
Dominic J. Andreano	Cash Severance[2]	$ —	$2,250,000	$—	$2,250,000	$2,250,000	$ 500,000	$ 500,000
	Long-term Incentives[5]	532,174	532,174	—	532,174	532,174	532,174	532,174
	Total Benefit to Employee	**$ 532,174**	**$2,782,174**	**$—**	**$2,782,174**	**$2,782,174**	**$1,032,174**	**$1,032,174**
John C. Pepia	Cash Severance[3]	$ —	$ —	$—	$1,062,500	$1,062,500	$ 425,000	$ 318,750
	Long-term Incentives[5]	1,850,439	—	—	1,850,439	1,850,439	—	—
	Total Benefit to Employee	**$1,850,439**	**$ —**	**$—**	**$2,912,939**	**$2,912,939**	**$ 425,000**	**$ 318,750**

(1) Cash severance includes: in all cases, continuation of base salary through the termination date and any reimbursement owed to the executive for any reasonable business expenses incurred through the date of termination, plus (i) in the case of a Change in Control that meets the definition for purposes of 409A (a) within 60 days of the termination date, a payment equal to 36 months' base salary, (b) the actual performance bonus, on a pro rata basis, that would have been payable to Mr. Ordan for the fiscal year if Mr. Ordan had not been terminated, (c) within 60 days of the termination date, a payment equal to the greater of three times Mr. Ordan's average annual performance bonus and target performance bonus; in the case of a Change in Control that does not meet the definition for purposes of 409A (a) within 60 days and on the first anniversary of the termination date, a payment equal to 18 months' base salary, (b) the actual performance bonus, on a pro rata basis, that would have been payable to Mr. Ordan for the fiscal year if Mr. Ordan had not been terminated, (c) within 60 days and on the first anniversary of the termination date, a payment equal to the greater of one and one half times Mr. Ordan's average annual performance bonus and one and a half times Mr. Ordan's target performance bonus; (ii) in the case of a termination by the Company without Cause or by Mr. Ordan for Good Reason, (a) within 60 days of the termination date and on the first anniversary of the termination date, an amount equal to Mr. Ordan's base salary, (b) within 60 days of the termination date and on the first anniversary of the termination date, the greater of Mr. Ordan's average annual performance bonus and his target bonus, and (c) the actual performance bonus, on a pro rata basis, that would have been payable to Mr. Ordan for the fiscal year if Mr. Ordan had not been terminated, (iii) in the case of termination by the Company on account of Mr. Ordan's Disability or Death, the actual performance bonus, on a pro rata basis, that would have been payable to Mr. Ordan for the fiscal year if Mr. Ordan had not been terminated, plus, in the case of Mr. Ordan's Disability, his base salary for 90 days post-termination.

(2) Cash severance includes: in all cases, continuation of base salary through the termination date and any reimbursement owed to the executive for any reasonable business expenses incurred through the date of termination, plus (i) in the case of termination by the Company without Cause or by the executive for Good Reason, (a) continuation of base salary for 24 months after the termination date, (b) the actual performance bonus, on a pro rata basis, that would have been payable to the executive for the fiscal year if the executive had not been terminated, and (c) an amount equal to one and a half times the greater of the executive's "average annual performance bonus" and the executive's target bonus, (ii) in the case of termination by the Company on account of the executive's Disability or death, the actual performance bonus, on a pro rata basis, that would have been payable to the executive for the fiscal year if the executive had not been terminated, and in the case of a Disability, the executives' base salary for 90 days post-termination. In the case of Mr. Andreano, if the executive terminates his employment without Good Reason within 90 days prior to September 27, 2022, he is eligible to receive the same benefits as a termination by the Company without Cause.

(3) Cash severance includes: in all cases, continuation of base salary through the termination date and any reimbursement owed to Mr. Pepia for any reasonable business expenses incurred through the date of termination, plus (i) in the case of termination by the Company without Cause or by Mr. Pepia for Good Reason, (a) continuation of base salary for 12 months after the termination date, (c) the actual performance bonus, on a pro rata basis, that would have been payable to Mr. Pepia for the fiscal year if he had not been terminated, and (d) the greater of the executive's "average annual performance bonus" and his prior year's performance bonus, on a pro rata basis, that would have been payable to Mr. Pepia for the fiscal year if the executive had not been terminated, (ii) in the case of termination by the Company on account of the executive's Disability, continuation of base salary for a period of six months at 50% of his base salary after the termination date and the

actual performance bonus, on a pro rata basis, that would have been payable to Mr. Pepia for the fiscal year if he had not been terminated, and (iii) in the case of termination by the executive due to the executive's Poor Health or death, the actual performance bonus, on a pro rata basis, that would have been payable to the executive for the fiscal year if the executive had not been terminated.

(4) Mr. Ordan and Mr. Richards had no unvested equity awards as of December 31, 2020 that would vest if a specified termination event had occurred on December 31, 2020.

(5) This amount reflects the value of the executive's unvested restricted stock as of December 31, 2020 that would vest if a specified termination event had occurred on December 31, 2020. In the case of a Change in Control, the vesting of such unvested restricted stock is immediate whether or not the executive's employment is terminated other than for Mr. Pepia whose unvested restricted stock would vest upon termination within 12 months of a Change in Control.

Chief Executive Officer Pay Ratio

Our aggregate compensation paid to Mr. Ordan for 2020 on an annualized basis was $7,758,652, based on amounts reflected in the Summary Compensation Table included in this Proxy Statement. The calculation of annual total compensation of all employees, excluding our CEO, as of December 31, 2020 was determined using 2020 W-2 compensation, on an annualized basis for full-time employees who were not employed by us for all of 2020. Our median employee's annual total compensation for 2020 was $108,220. As a result, we estimate that our CEO's 2020 annualized total compensation was approximately 72 times that of our median employee.

Based on annualized 2020 CEO base salary and performance bonus, excluding one-time awards, and including a target annual equity award, we estimate that our CEO's compensation would have been $6,000,000, which would have equated to 55 times the annualized total compensation of our median employee.

Director Compensation

Each non-employee Director receives the following compensation for their service: (i) an annual retainer fee of $65,000, payable quarterly, (ii) an annual fee of $7,500 for attendance at meetings, payable quarterly, (iii) an additional annual retainer fee of $50,000, payable quarterly, for the chair of the Board of Directors and an additional annual retainer fee of $25,000, payable quarterly, for the Lead Independent Director, (iv) an additional annual retainer fee of $20,000, payable quarterly, for the chair of the Audit Committee, and (v) an additional annual retainer fee of $10,000 per committee, payable quarterly, for the chair of any committee of the Board of Directors other than the Audit Committee. In addition, each year, each non-employee Director is granted restricted stock with a grant date fair value of $127,500, vesting in equal annual increments over a three-year period commencing on the anniversary of the date of grant.

The Board of Directors' policy for awarding restricted stock also applies to each non-employee Director upon his or her initial election or appointment to the Board of Directors. The grant date fair value of the award will be $200,000 with a three-year vesting period. We provide grants of equity to our Directors because we believe that it helps foster a long-term perspective and aligns our Directors' interests with that of our shareholders. All non-management members of our Board of Directors are required to own Mednax common stock worth three times their annual base cash retainer fee. Mednax also reimburses all of its Directors for out-of-pocket expenses incurred in connection with the rendering of services as a Director.

Due to the impacts of COVID-19 on the Company's business, in late March 2020, the Board of Directors agreed to forego their annual cash retainer and cash meeting payments from April 1, 2020 through June 30, 2020.

In January 2021, the Compensation Committee's independent consultant, Compensation Strategies, conducted a survey of the Company's new peer group in the area of Board compensation. Compensation Strategies recommended that certain features of the Board's compensation program should be changed to, among other things, slightly increase the Board's compensation in order to bring such compensation to the 50th percentile of that of its peers, eliminate meeting fees, and reduce the vesting requirement of the Board's annual restricted stock grant to one year to reflect the Directors' term of service. In February 2021, the Board reviewed the results of the peer study and Compensation Strategies' proposal for changes to the Company's executive pay program. The Board determined that it would adopt the revised director compensation program beginning with the meeting following the Company's 2021 Annual Shareholders' Meeting in May 2021.

The following table includes all non-employee Directors who served in 2020. Each of Dr. Medel, our former Chief Executive Officer, and Mr. Ordan, our current Chief Executive Officer, did not earn additional income for his service as a Director in 2020.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Total
Cesar L. Alvarez[3]	$34,620	$127,501	$162,121
Manuel Kadre	$80,625	$127,501	$208,126
Karey D. Barker	$54,375	$127,501	$181,876
Waldemar A. Carlo, M.D.	$61,875	$127,501	$189,376
Michael B. Fernandez[3]	$20,489	$127,501	$147,990
Paul G. Gabos	$69,375	$127,501	$196,876
Pascal J. Goldschmidt, M.D.[3]	$20,489	$127,501	$147,990
Thomas A. McEachin[4]	$34,083	$199,992	$234,075
Carlos A. Migoya[3]	$20,489	$127,501	$147,990
Michael A. Rucker	$54,375	$127,501	$181,876
Guy P. Sansone[4]	$57,588	$199,992	$257,580
Enrique J. Sosa, Ph.D.[3]	$23,342	$127,501	$150,843
John M. Starcher, Jr.[4]	$34,083	$199,992	$234,075
Shirley A. Weis[4]	$38,784	$199,992	$238,776

(1) This column reports the amount of cash compensation earned in 2020 for Board and committee service. The Board of Directors did not receive any compensation for the period from April 1, 2020 through June 30, 2020 as part of the COVID-19 cost mitigation efforts.

(2) The amounts in this column reflect the grant-date fair value of the restricted stock awards, calculated in accordance with the accounting guidance for equity-based compensation, but excluding the impact of estimated forfeitures. The following Directors had outstanding stock option awards and restricted stock awards, respectively, at the end of fiscal year 2020: Mr. Kadre (-0- and 7,966), Ms. Barker (-0- and 7,966), Dr. Carlo (8,280 and 7,966), Mr. Gabos (8,280 and 7,966), Mr. McEachin (-0- and 11,331), Mr. Rucker (-0- and 9,613), Mr. Sansone (-0- and 11,331), Mr. Starcher (-0- and 11,331) and Ms. Weis (-0- and 11,331). For information regarding the assumptions made in calculating the amounts reflected in this column, see Note 16, "Stock Incentive Plans and Stock Purchase Plans," to our Consolidated Financial Statements included in the Annual Report on Form 10-K filed on February 18, 2021.

(3) Service on the Company's Board of Directions ended on July 12, 2020.

(4) Appointed to the Company's Board of Directors on July 12, 2020 and elected to the Company's Board of Directors by the Company's shareholders on September 9, 2020.

Share Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information concerning the beneficial ownership of common stock of Mednax as of March 10, 2021, for the following:

- Each person known to us to be a beneficial owner of more than 5% of our outstanding shares of common stock;

- Each of our Directors;

- Our Chief Executive Officer and our other NEOs; and

- All of our Directors and executive officers as a group.

Name of Beneficial Owner[1]	Common Stock Beneficially Owned[2]	
	Shares	Percent
BlackRock, Inc.[3]	12,671,867	14.7%
The Vanguard Group, Inc.[4]	8,918,368	10.3%
Starboard Value LP[5]	8,450,000	9.8%
EARNEST Partners, LLC[6]	5,936,652	6.9%
Alliance Bernstein[7]	4,711,026	5.5%
ArrowMark Colorado Holdings, LLC[8]	4,603,332	5.3%
Roger J. Medel, M.D.[9]	1,417,657	1.6%
Karey D. Barker[10]	17,778	*
Waldemar A. Carlo, M.D.[11]	40,082	*
Paul G. Gabos[12]	32,593	*
Manuel Kadre[13]	124,313	*
Thomas McEachin[14]	11,956	*
Mark S. Ordan[15]	208,425	*
Michael Rucker[16]	15,462	*
Guy Sansone[17]	25,631	*
John M. Starcher Jr.[18]	11,947	*
Shirley Weis[19]	12,338	*
Dominic J. Andreano[20]	130,497	*
Roger Mack Hinson, M.D.[21]	124,800	*
John C. Pepia[22]	128,573	*
C. Marc Richards[23]	80,641	*
Stephen D. Farber	—	*
Nicholas J. Nikolopoulos[24]	16,704	*
All Directors and executive officers as a group (17 persons)[25]	2,399,397	2.8%

* Less than one percent

(1) Unless otherwise specified, the address of each of the beneficial owners identified is c/o Mednax, Inc., 1301 Concord Terrace, Sunrise, Florida 33323. Each holder is a beneficial owner of common stock of Mednax.

(2) Based on 86,194,705 shares of common stock issued and outstanding as of March 10, 2021. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under that rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual or entity has the right to acquire within 60 days of March 10, 2021, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each individual or entity has sole voting and investment power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned.

SHARE OWNERSHIP INFORMATION

(3) BlackRock, Inc. has sole voting power over 12,530,279 shares and sole dispositive power over 12,671,867 shares. This information is based on a Schedule 13G/A filed with the SEC on January 26, 2021. BlackRock, Inc.'s address is 55 East 52nd Street, New York, New York 10055. Reported ownership includes shares held by subsidiaries listed in the filing.

(4) The Vanguard Group, Inc. has shared voting power over 80,026 shares, sole dispositive power over 8,767,444 shares and shared dispositive power over 150,924 shares. This information is based on a Schedule 13G/A filed with the SEC on February 10, 2021. The Vanguard Group's address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. Reported ownership includes shares held by subsidiaries listed in the filing.

(5) Starboard Value LP has sole voting and dispositive power over 8,450,000 shares. Starboard Value LP is an investment manager for Starboard Value and Opportunity Master Fund Ltd. and Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP and the Starboard Value LP Account and the manager of Starboard Value and Opportunity S LLC. This information is based on a Schedule 13D/A filed with the SEC on July 13, 2020. Starboard Value LP's address is 777 Third Avenue, 18th Floor, New York, New York 10017.

(6) EARNEST Partners, LLC. has sole voting power over 3,429,933 shares and sole dispositive power over 5,936,652 shares. This information is based on a Schedule 13G filed with the SEC on February 16, 2021. EARNEST Partners, LLC's address is 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309. Reported ownership includes shares held by subsidiaries listed in the filing.

(7) Alliance Bernstein L.P. has sole voting power over 4,002,388 and sole dispositive power over 4,711,026 shares. This information is based on a Schedule 13G filed with the SEC on February 8, 2021. Alliance Bernstein L.P. address is 1345 Avenue of the Americas, New York, NY 10105.

(8) ArrowMark Colorado Holdings, LLC has sole voting and dispositive power over 4,603,332 shares. This information is based on a Schedule 13G/A filed with the SEC on February 16, 2021. ArrowMark Colorado Holdings, LLC's address is 100 Fillmore Street, Suite 325, Denver, Colorado 80206.

(9) Includes (i) 1,206,502 shares of common stock directly owned; and (ii) 211,155 shares of unvested performance shares and restricted stock which Dr. Medel presently has the power to vote.

(10) Includes (i) 13,401 shares of common stock directly owned; and (ii) 4,377 shares of unvested restricted stock which Ms. Barker presently has the power to vote.

(11) Includes (i) 27,425 shares of common stock directly owned; (ii) 8,280 shares of common stock subject to options exercisable within 60 days of March 10, 2021; and (iii) 4,377 shares of unvested restricted stock which Dr. Carlo presently has the power to vote.

(12) Includes (i) 19,936 shares of common stock directly owned; (ii) 8,280 shares of common stock subject to options exercisable within 60 days of March 10, 2021; and (iii) 4,377 shares of unvested restricted stock which Mr. Gabos presently has the power to vote.

(13) Includes (i) 119,936 shares of common stock directly owned; and (ii) 4,377 shares of unvested restricted stock which Mr. Kadre presently has the power to vote.

(14) Includes (i) 625 shares of common stock directly owned; and (ii) 11,331 shares of unvested restricted stock which Mr. McEachin presently has the power to vote.

(15) Includes (i) 65,567 shares of common stock directly owned; and (ii) 142,858 shares of unvested restricted stock which Mr. Ordan presently has the power to vote.

(16) Includes (i) 7,422 shares of common stock directly owned; and (ii) 8,040 shares of unvested restricted stock which Mr. Rucker presently has the power to vote.

(17) Includes (i) 14,300 shares of common stock directly owned; and (ii) 11,331 shares of unvested restricted stock which Mr. Sansone presently has the power to vote.

(18) Includes (i) 616 shares of common stock directly owned; and (ii) 11,331 shares of unvested restricted stock which Mr. Starcher presently has the power to vote.

(19) Includes (i) 1,007 shares of common stock directly owned; and (ii) 11,331 shares of unvested restricted stock which Ms. Weis presently has the power to vote.

(20) Includes (i) 52,366 shares of common stock directly owned; (ii) 1,342 shares of common stock directly owned that were acquired through the Company's Employee Stock Purchase Plan; and (iii) 76,789 shares of unvested performance shares and restricted stock which Mr. Andreano presently has the power to vote.

(21) Includes (i) 17,781 shares of common stock directly owned; (ii) 480 shares of common stock directly owned that were acquired through the Company's Employee Stock Purchase Plan; and (iii) 106,539 shares of unvested performance shares and restricted stock which Dr. Hinson presently has the power to vote.

(22) Includes (i) 31,501 shares of common stock directly owned; (ii) 11,224 shares of common stock directly owned that were acquired through the Company's Employee Stock Purchase Plan; and (iii) 85,848 shares of unvested performance shares and restricted stock which Mr. Pepia presently has the power to vote.

(23) Includes (i) 23,498 shares of common stock directly owned; and (ii) 57,143 shares of unvested restricted stock which Mr. Richards presently has the power to vote.

(24) Includes 16,704 shares of common stock directly owned which Mr. Nikolopoulos presently has the power to vote.

(25) Includes (i) 1,618,587 shares of common stock directly owned; (ii) 13,046 shares of common stock directly owned that were acquired through the Company's Employee Stock Purchase Plan; (iii) 16,560 shares of common stock subject to options exercisable within 60 days of March 10, 2021; and (iv) 751,204 shares of unvested performance shares and restricted stock which certain executive officers and directors presently has the power to vote.

Independent Auditors

Independent Auditors

Mednax's independent auditor for the year ended December 31, 2020 was the firm of PricewaterhouseCoopers LLP. Subject to shareholder ratification at the Company's 2021 Annual Meeting of Shareholders, the Audit Committee has reappointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to perform audit services for Mednax in 2021. Mednax expects that representatives of PricewaterhouseCoopers LLP will virtually attend the annual meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Fees Paid to Independent Auditors

The aggregate fees billed by PricewaterhouseCoopers LLP for the indicated services rendered during fiscal years 2020 and 2019 were as follows:

Audit Fees

In 2020, PricewaterhouseCoopers LLP billed Mednax $1,710,400, in the aggregate, for professional services for the audit of the Company's consolidated financial statements and internal control over financial reporting for the year ended December 31, 2020, reviews of Mednax's interim consolidated financial statements, which are included in each of Mednax's Quarterly Reports on Form 10-Q for the year ended December 31, 2020 and the statutory audit of Mednax's wholly owned captive insurance subsidiary. In 2019, PricewaterhouseCoopers LLP billed Mednax $1,948,500, in the aggregate, for professional services for the audit of the Company's consolidated financial statements and internal control over financial reporting for the year ended December 31, 2019, reviews of Mednax's interim consolidated financial statements, which are included in each of Mednax's Quarterly Reports on Form 10-Q for the year ended December 31, 2019, the statutory audit of Mednax's wholly owned captive insurance subsidiary and the review of certain SEC filings.

Audit-Related Fees

PricewaterhouseCoopers LLP did not bill Mednax for any audit-related fees in 2020 or 2019.

Tax Fees

PricewaterhouseCoopers LLP did not bill Mednax for any tax services in 2020 or 2019.

All Other Fees

In 2020, PricewaterhouseCoopers LLP billed Mednax $760,000 for transaction related expenses, including carve out audits and comfort letter procedures related to the divestiture of the Company's anesthesiology and radiology businesses.

Pre-Approval Policies and Procedures

The Audit Committee is required to review and approve the proposed retention of independent auditors to perform any proposed auditing and non-auditing services as outlined in its charter. The Audit Committee has not established policies and procedures separate from its charter concerning the pre-approval of auditing and non-auditing related services. As required by Section 10A of the Exchange Act, our Audit Committee has authorized all auditing and non-auditing services provided by PricewaterhouseCoopers LLP during 2020 and 2019 and the fees paid for such services.

Proposal 2: Approval of the Amendment and Restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan

On March 17, 2021, our Board of Directors amended and restated the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan (the "Plan"), subject to shareholder approval, to increase the number of shares of our common stock available for issuance under the Plan by 7,200,000 shares.

Background and Purpose

Our Board of Directors recommends that our shareholders approve the amendment and restatement of the Plan to allow us to continue granting stock-based awards and directed that the Plan, as amended and restated, be submitted to our shareholders for approval at the annual meeting. The Plan currently authorizes 27,775,000 shares as the maximum aggregate number of shares of our common stock that may be issued to participants in the Plan. If our shareholders do not approve the amendment and restatement of the Plan, the increase in the maximum aggregate number of shares of common stock that may be issued under the Plan from 27,775,000 shares to 34,975,000 shares will not be effective.

Our Board of Directors originally adopted the Plan on March 24, 2008. The Plan was approved by our shareholders on May 23, 2008 and subsequently amended in connection with our holding company reorganization. Our Board of Directors amended and restated the Plan on March 15, 2012, which amendment and restatement was approved by our shareholders on May 10, 2012. Our shareholders re-approved the material terms of the performance goals of the Plan on May 11, 2017 in order to comply with certain exclusions from the limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). On May 16, 2019, our shareholders approved an amendment and restatement of the Plan to increase the maximum aggregate share limit to 27,775,000 and to make certain other changes.

The purpose of the Plan is to provide a means for Mednax and its related entities, including subsidiaries, other designated affiliates and its affiliated professional associations, corporations and partnerships, to attract key personnel to provide services to Mednax and its related entities, as well as to provide a means whereby those key persons can acquire and maintain stock ownership, thereby strengthening their commitment to the welfare of Mednax and its related entities and promoting the mutuality of interests between participants and Mednax's shareholders. A further purpose of the Plan is to provide participants with additional incentive and reward opportunities designed to enhance the profitable growth of Mednax and its related entities, and provide participants with annual and long term performance incentives to expend their maximum efforts in the creation of shareholder value. The terms of the Plan provide for grants of stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance awards that may be settled in cash, stock or other property. Our Board of Directors believes that the current number of shares that may be issued under the Plan is not sufficient in light of our compensation structure and strategy. Our Board of Directors has concluded that our ability to attract, retain and motivate top quality employees, non-employee directors, and consultants and advisors is important to our success and would be enhanced by our continued ability to make grants under the Plan. In addition, our Board of Directors believes that our interests and the interests of our shareholders will be advanced if we can continue to offer our employees, non-employee directors and consultants and advisors the opportunity to acquire or increase their proprietary interests in our Company. Our Board of Directors believes that the increase in the maximum number of shares of our common stock that may be issued under the Plan from 27,775,000 to 34,975,000 shares will ensure that we continue to have a sufficient number of shares with which to achieve our compensation strategy.

As of March 10, 2021, we had 1,359,594 shares of common stock subject to outstanding restricted stock awards and options to purchase 999,291 shares of common stock outstanding with a weighted average exercise price of $17.30 and a weighted average remaining term of 2.6 years. As of March 10, 2021, 12,300,195 fully vested, non-forfeitable shares of common stock have been issued under the Plan, which include 1,923,300 shares due to option exercises. The total shares of common stock that have been issued or that could potentially be issued as a result of grants of options, restricted stock or deferred stock awards under the Plan is 24,019,886, leaving 3,755,114 shares reserved and available for issuance out of the maximum of 27,775,000 shares currently authorized for issuance. As of March 10, 2021, there were 432,075 shares available for issuance under the Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended, and 61,495 shares available for issuance under the Mednax, Inc. 2015 Non-Qualified Stock Purchase Plan (the "SPP"). The fair market value of a share of our common stock as of March 10, 2021 was $28.43, which was the closing price of our common stock on the New York Stock Exchange.

Shareholder approval is being sought (i) in order to meet the New York Stock Exchange listing requirements, and (ii) so that compensation attributable to grandfathered awards, (as described below), under the Plan may qualify for an exemption from the $1,000,000 deduction limit under Section 162(m) of the Code (see discussion of "Federal Income Tax Consequences" below). Except with respect to the increased share reserve and an extension of the term of the plan to the 10th anniversary of the effective date (as defined in the Plan) we are not asking our shareholders to approve any changes to the material terms of the Plan at this time.

Summary of the Plan

The following is a summary of certain principal features of the Plan. This summary is qualified in its entirety by reference to the complete text of the Plan. Shareholders are urged to read the actual text of the Plan, which is set forth as Exhibit A to this Proxy Statement.

Shares Available for Awards; Annual Per-Person Limitations

Under the Plan, as amended and restated, the total number of shares of Mednax common stock that may be subject to the granting of awards is equal to 34,975,000 shares. Any shares subject to awards of options or stock appreciation rights will be counted against this limit as one share for every one share granted whereas shares subject to any other awards will be counted as 2.0 shares for every one share granted.

The maximum aggregate number of shares that may be delivered as a result of "incentive stock options," as defined in Section 422 of the Code ("ISOs"), is 34,975,000 shares. Awards granted or shares issued in substitution for rewards or related obligations by a company acquired by us after May 12, 2021 do not reduce the total number of available shares under the Plan.

In addition, the Plan imposes individual limitations on the amount of certain awards. Under these limitations, during any fiscal year the number of options or stock appreciation rights granted to any one participant may not exceed 1,000,000 shares and the number of restricted stock, deferred stock, performance shares and other stock-based awards may not exceed 750,000 shares, subject to adjustment in certain circumstances. The maximum dollar amount that may be paid to any one participant in respect of a performance award that is payable other than in stock with respect to a 12-month performance period is $10,000,000 and with respect to any performance period that is more than 12 months, $10,000,000 multiplied by the number of full 12 months in such performance period.

The Compensation Committee of our Board of Directors administers the Plan. The Compensation Committee is authorized to adjust the limitations described in the two preceding paragraphs and is authorized to adjust outstanding awards (including adjustments to exercise prices of options and other affected terms of awards) in the event that an extraordinary dividend or other distribution (whether in cash, shares of Mednax common stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects the Mednax common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants. The Compensation Committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events, upon the occurrence of a change in control, or in response to changes in applicable laws, regulations or accounting principles, provided that no adjustments may be made with respect to any performance awards if and to the extent that such adjustment would cause the award to fail to qualify as "performance based compensation" under Code Section 162(m).

Eligibility

The persons eligible to receive awards under the Plan are the officers, Directors, employees, consultants and other persons who provide services to Mednax or any of its related entities. An employee on leave of absence may be considered as still in the employ of Mednax or a related entity for purposes of eligibility for participation in the Plan. As of December 31, 2020, there were approximately 2,300 practicing affiliated physicians, 2,000 other clinical professionals and 3,600 other full-time and part-time employees and 10 non-employee directors who may be eligible to participate in the Plan.

Administration

The Compensation Committee of Mednax's Board of Directors administers the Plan. The Plan must be administered by members of our Board of Directors who are "non-employee directors" as defined by Rule 16b-3 of the Exchange Act, "outside directors" for purposes of Section 162(m) (for grandfathered awards) and "independent" as defined by the New York Stock Exchange (or any other national securities exchange on which any securities of Mednax may be listed for trading in the future). However, to the extent that our Board of Directors elects and is permitted to administer the plan under its terms, only the "independent" members of the Board may exercise any power or authority granted to administer the Plan. Subject to the terms of the Plan, the Compensation Committee is authorized to select eligible persons to receive awards, determine the type and number of awards to be granted and the number of shares of Mednax common stock to which awards will relate, specify times at which awards will be exercisable or settleable (including performance conditions that may be required as a condition thereof), set other terms and conditions of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the plan and make all other determinations that may be necessary or advisable for the administration of the Plan.

Stock Options and Stock Appreciation Rights

The Compensation Committee is authorized to grant stock options, including non-qualified stock options and ISOs, which can result in potentially favorable tax treatment to the participant, and stock appreciation rights. Stock appreciation rights may be granted without regard to any option ("Stand-Alone Stock Appreciation Rights") or in conjunction with all or part of any option granted under the Plan ("Tandem Stock Appreciation Rights"). Stock appreciation rights entitle the participant to receive the amount by which the fair market value of a share of Mednax common stock on the date of exercise exceeds the grant price of the stock appreciation right, as determined by the Compensation Committee.

The exercise price per share of an option and the grant price of a stock appreciation right must not be less than 100% of the fair market value of a share of Mednax common stock on the date of grant or, in the case of a Tandem Stock Appreciation Right, less than the associated option exercise price.

For purposes of the plan, the term "fair market value" means the fair market value of Mednax common stock, awards or other property as determined by the Compensation Committee or under procedures established by the Compensation Committee. Unless otherwise determined by the Compensation Committee or Mednax's Board of Directors, the fair market value of Mednax common stock as of any given date shall be the closing sales price per share of Mednax common stock as reported on the principal stock exchange or market on which Mednax common stock is traded on the date as of which such value is being determined (or as of such later measurement date as determined by the Compensation Committee on the date the award is granted) or, if there is no sale on that date, the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment or service generally are fixed by the Compensation Committee except that no option or stock appreciation right may have a term exceeding 10 years. Options may be exercised by payment of the exercise price in cash, shares, outstanding awards or other property, as the Compensation Committee may determine from time to time. Methods of exercise and settlement and other terms of the stock appreciation rights are determined by the Compensation Committee.

A Tandem Stock Appreciation Right may be granted at the same time as the related option is granted or, for options that are not ISOs, at any time thereafter before exercise or expiration of such option. A Tandem Stock Appreciation Right may only be exercised when the related option would be exercisable and the fair market value of the shares subject to the related option exceeds the option's exercise price. Any option related to a Tandem Stock Appreciation Right will no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised and any Tandem Stock Appreciation Right will no longer be exercisable to the extent the related option has been exercised.

Restricted and Deferred Stock

The Compensation Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of Mednax common stock which may not be sold or disposed of for a specified period, and with a risk of forfeiture (including with respect to dividends) and other restrictions specified by the Compensation Committee. Risks of forfeiture may include continuous service requirements and performance requirements, among others. A participant granted restricted stock generally has all of the rights of a shareholder of Mednax, unless otherwise determined by the Compensation Committee. An award of deferred stock confers upon a participant the right to receive shares of Mednax common stock at the end of a specified deferral period, and may be subject to possible risks of forfeiture of the award as the Compensation Committee may determine. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents

The Compensation Committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of Mednax common stock, other awards or other property equal in value to dividends paid on a specific number of shares of Mednax common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of Mednax common stock, awards or otherwise as specified by the Compensation Committee. However, any dividends or dividend equivalents that are granted with respect to any award shall be held in escrow by the Committee until such time as the award that such dividend or dividend equivalents are attributed to is no longer subject to a substantial risk of forfeiture or applicable vesting conditions have been satisfied, and in the event that an award is subsequently forfeited, the dividend or dividend equivalents attributable to such portion shall be forfeited.

Bonus Stock and Awards in Lieu of Cash Obligations

The Compensation Committee is authorized to grant shares of Mednax common stock as a bonus free of restrictions, or to grant shares of Mednax common stock or other awards in lieu of Mednax obligations to pay cash under the Plan or other plans or compensatory arrangements, subject to such terms as the Compensation Committee may specify.

Other Stock-Based Awards

The Compensation Committee is authorized to grant awards under the Plan that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of Mednax common stock. The Compensation Committee determines the terms and conditions of such awards. Except for certain limited situations, other stock-based awards subject solely to future service requirements shall be subject to restrictions for a period of not less than three years from the date of the grant, but may vest on a pro-rata basis over such three-year period, subject to the one-year minimum vesting period provisions of the Plan.

Performance Awards

The right of a participant to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions (including subjective individual goals) as may be specified by the Compensation Committee. In addition, the Plan authorizes the Compensation Committee to grant specific performance awards, which represent a conditional right to receive cash, shares of Mednax common stock or other awards upon achievement of certain performance goals during a relevant performance period. The performance criteria and the length of the performance period will be determined by the Compensation Committee upon the grant of each performance award. Performance awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the Compensation Committee, on a deferred basis, in a manner that does not violate the requirements of Section 409A of the Code.

Subject to the requirements of the Plan, the Compensation Committee will determine performance award terms, including the required levels of performance with respect to specified objective business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions and the form of settlement. One or more of the following business criteria for Mednax, on a consolidated basis, and/or for related entities, or for business or geographical units of Mednax and/or a related entity (except with respect to the total shareholder return and earnings per share criteria), will be used by the Compensation Committee in establishing performance goals for performance awards granted to persons whom the Compensation Committee expects will, for the year in which a deduction arises, be "covered employees": (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the Fair Market Value of a share of our common stock. Any of the above goals may be determined on an absolute or relative basis in comparison to prior periods or as compared to the performance of a published or special index deemed applicable by the Compensation Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparable companies. Performance goals must be established not later than 90 days after the beginning of the performance period applicable to the performance awards or at such other date as may be required for performance-based compensation treatment under Section 162(m), to the extent applicable to grandfathered awards.

After the end of each performance period, the Compensation Committee will determine and certify whether the performance goals have been achieved. At the time the Compensation Committee establishes performance goals for performance awards granted to persons whom the Compensation Committee expects will, for the year in which a deduction arises, be "covered employees," the Compensation Committee may provide that in determining the achievement of performance goals, the Compensation Committee will exclude the impact of any (i) restructurings, discontinued operations, extraordinary items (as defined pursuant to generally accepted accounting principles), and other unusual or non-recurring charges, (ii) a change in accounting standards required by generally accepted accounting principles, or (iii) such other exclusions or adjustments as the Compensation Committee specifies at the time the award is granted. The Compensation Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with awards granted to persons whom the Compensation Committee expects will, for the year in which a deduction arises, be "covered employees," but may not exercise discretion to increase any such amount payable to a "covered employee" in respect of an award granted to persons whom the Compensation Committee expects will, for the year in which a deduction arises, be "covered employees," if and to the extent that such adjustment would cause the award to fail to qualify as performance based compensation under Section 162(m), if applicable with respect to grandfathered awards.

The 2017 tax reform legislation removed the "performance-based compensation" exception from Section 162(m). Accordingly, awards made after November 2, 2017 generally are not eligible for the "performance-based compensation" exception and will not be deductible to the extent that they cause the compensation of the affected executive officers to exceed $1,000,000 in any year. Awards that were made and subject to binding written contracts in effect on November 2, 2017, are "grandfathered" under prior law and may still qualify as deductible "performance-based compensation," even if paid in future years so long as such awards are not materially amended.

Where reasonably practicable, our Compensation Committee may seek to qualify the variable compensation paid to our named executive officers for "grandfathered" awards for the "performance-based compensation" exemption from Section 162(m). As such, in approving the amount and form of compensation for our named executive officers in the future, our Compensation Committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). The Compensation Committee considers the applicability of Section 162(m) in designing our compensation programs but also considers numerous factors that may in some cases lead to the payment of compensation that is not deductible as result of the application of Section 162(m).

Other Terms of Awards

Generally, restricted stock awards, deferred stock awards, performance awards valued by reference to Mednax common stock and other stock-based awards must vest over a period of not less than one year except this minimum vesting period may be accelerated or waived in the event of a participant's death, disability, retirement, termination of employment, upon a Change in Control, or such other events that the Committee determines. Notwithstanding the minimum vesting period, up to five percent (5%) of the shares reserved for awards may be granted with vesting terms not conforming to the one year minimum vesting period.

Awards may be settled in the form of cash, shares of Mednax common stock, other awards or other property, in the discretion of the Compensation Committee. The Compensation Committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the Compensation Committee may establish, provided that such deferral will satisfy the requirements of Section 409A of the Code. The Compensation Committee is authorized to place cash, shares of Mednax common stock or other property in trusts or make other arrangements to provide for payment of Mednax's obligations under the Plan. Mednax is authorized to provide that a portion of any shares of Mednax common stock or other property to be distributed will be withheld (or previously acquired shares of Mednax common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the Compensation Committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 of the Exchange Act.

If any award constitutes a "nonqualified deferred compensation plan" under Section 409A of the Code, then the award will be subject to additional restrictions on payment and other requirements if and to the extent required to comply with Section 409A.

Awards under the Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Compensation Committee may, however, grant awards in exchange for other awards under the Plan awards or under other Company plans, or other rights to payment from Mednax, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

Acceleration of Vesting; Change in Control

Subject to certain limitations, the Compensation Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award. In the event of a "change in control" of Mednax, as defined in the plan, and only to the extent provided in any employment or other agreement between the participant and Mednax or any related entity, or in any award agreement, or to the extent otherwise determined by the Compensation Committee in its sole discretion in each particular case, (i) any option or stock appreciation right that was not previously vested and exercisable at the time of the change in control will become immediately vested and exercisable; (ii) any restrictions, deferral of settlement and forfeiture conditions applicable to a restricted stock award, deferred stock award or another stock-based award subject only to future service requirements will lapse and such awards will be deemed fully vested; and (iii) performance goals and conditions applicable to any outstanding award will be deemed met as of the date of the change in control.

Adjustments, Amendment and Termination

Subject to certain limitations, the Compensation Committee is authorized to make adjustments and alterations to awards (including, in some cases, in a manner adverse to a participant) in connection with a change in control, stock dividends or distributions, recapitalizations, mergers and other corporate events, as well as in recognition of other unusual or nonrecurring events affecting Mednax or its related entities and changes in financial reporting, laws, regulations, taxes, business strategy and other matters. Mednax's Board of Directors may amend, alter, suspend, discontinue or terminate the plan or the Compensation Committee's authority to grant awards without further shareholder approval (and the Compensation Committee may alter, amend or terminate any award including, in any case, in a manner adverse to the rights of a participant under an outstanding award), except shareholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of the New York Stock Exchange or any stock exchange or quotation system on which shares of Mednax common stock are then listed or quoted, including any change in the exercise price of an option if such change would constitute a repricing under such rules. Thus, shareholder approval may not necessarily be required for every amendment to the plan which might increase the cost of the plan or alter the eligibility of persons to receive awards. Shareholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although Mednax's Board of Directors may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval advisable. The Plan will terminate at the earliest of (i) such time as no shares remain available for issuance under the Plan, (ii) termination of the plan by Mednax's Board of Directors or (iii) the tenth anniversary of the effective date. Awards outstanding upon expiration of the plan shall remain in effect until they have been exercised or terminated, or have expired.

Clawback

Any award granted pursuant to the plan on or after January 1, 2014 is subject to mandatory repayment by the recipient to Mednax to the extent the recipient is, or in the future becomes, subject to (1) any Mednax "clawback" or recoupment policy adopted by Mednax's Board of Directors or the Compensation Committee to comply with the requirements of any applicable law, rule or regulation, or otherwise, or (2) any law, rule or regulation which imposes mandatory recoupment, under the circumstances set forth in any such law, rule or regulation.

Federal Income Tax Consequences of Awards

The plan is not qualified under the provisions of section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

On exercise of a nonqualified stock option granted under the Plan, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the shares of stock acquired on exercise of the option over the exercise price. If the optionee is an employee of Mednax or a related entity, that income will be subject to the withholding of Federal income tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the holding period for those shares will begin on that date.

If an optionee pays for shares of stock on exercise of an option by delivering shares of Mednax's stock, the optionee will not recognize gain or loss on the shares delivered, even if their fair market value at the time of exercise differs from the optionee's tax basis in them. The optionee, however, will be taxed on the exercise of the option in the manner described above as if he had paid the exercise price in cash. If a separate identifiable stock certificate is issued for that number of shares equal to the number of shares delivered on exercise of the option, the optionee's tax basis in the shares represented by that certificate will be equal to his or her tax basis in the shares delivered, and the holding period for those shares will include the holding period for the shares delivered. The optionee's tax basis and holding period for the additional shares received on exercise of the option will be the same as if the optionee had exercised the option solely in exchange for cash.

Mednax will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for Mednax and is reasonable in amount, and either the employee includes that amount in income or Mednax timely satisfies its reporting requirements with respect to that amount.

Incentive Stock Options

The plan provides for the grant of stock options that qualify as ISOs, as defined in section 422 of the Code. Under the Code, an optionee generally is not subject to tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised (the "Required Holding Period"), the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period (a "Disqualifying Disposition"), the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. If, however, the Disqualifying Disposition is a sale or exchange on which a loss, if realized, would be recognized for Federal income tax purposes, and if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

An optionee who exercises an ISO by delivering shares of stock acquired previously pursuant to the exercise of an ISO before the expiration of the Required Holding Period for those shares is treated as making a Disqualifying Disposition of those shares. This rule prevents "pyramiding" on the exercise of an ISO (that is, exercising an ISO for one share and using that share, and others so acquired, to exercise successive ISOs) without the imposition of current income tax. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee's alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of anISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

Mednax is not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, Mednax is allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for Mednax and is reasonable in amount, and either the employee includes that amount in income or Mednax timely satisfies its reporting requirements with respect to that amount.

Stock Awards

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is non-vested when it is received under the Plan (for example, if the recipient is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested. Upon the disposition of any stock received as a stock award under the Plan, the difference between the sale price and the recipient's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more the one year from the date as of which the recipient would be required to recognize any compensation income.

Stock Appreciation Rights

Mednax may grant Stand-Alone Stock Appreciation Rights or Tandem Stock Appreciation Rights, under the Plan. Generally, the recipient of a Stand-Alone Stock Appreciation Right will not recognize any taxable income at the time the Stand-Alone Stock Appreciation Right is granted.

With respect to Stand-Alone Stock Appreciation Rights, if the recipient receives the appreciation inherent in the stock appreciation rights in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the stock appreciation rights in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.

With respect to Tandem Stock Appreciation Rights, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the Stand-Alone Stock Appreciation Rights. If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if the recipient had exercised a nonqualified stock option (discussed above), i.e., the recipient will recognize ordinary income for Federal tax purposes measured by the excess of the then fair market value of the shares of stock over the exercise price.

In general, there will be no Federal income tax deduction allowed to Mednax upon the grant or termination of Stand-Alone Stock Appreciation Rights or Tandem Stock Appreciation Rights. Upon the exercise of either a Stand-Alone Stock Appreciation Right or a Tandem Stock Appreciation Right, however, Mednax will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Dividend Equivalents

Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent award is received equal to the fair market value of the award received. Mednax generally will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the dividend equivalent award, provided that the deduction is not otherwise disallowed under the Code.

Section 409A of the Code

The plan is intended to comply with Section 409A of the Code to the extent that such section would apply to any award under the Plan. Section 409A of the Code governs the taxation of deferred compensation. Any participant that is granted an award that is deemed to be deferred compensation, such as a grant of deferred stock, and does not comply with Section 409A could be subject to immediate taxation on the award (even if the award is not exercisable) and an additional 20% tax on the award.

Importance of Consulting Tax Adviser

The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current Federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult his or her tax adviser as to the Federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award.

New Plan Benefits

Future grants under the Plan will be made at the discretion of the Compensation Committee and, accordingly, are not yet determinable. In addition, the value of the awards granted under the Plan will depend on a number of factors, including the fair market value of our common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved. Consequently, it is not possible to determine the benefits that might be received by participants receiving discretionary grants under the Plan.

Proxies will be voted "FOR" the approval of the amendment and restatement of the Plan absent contrary instructions.



Mednax's Board of Directors unanimously recommends a Vote "**FOR**" Proposal 2 to approve the Amendment and Restatement of the Mednax, Inc. Amended and Restated 2008 Incentive Compensation Plan.

Proposal 3: Approval of the Amendment and Restatement of the Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended

Our current 1996 Non-Qualified Employee Stock Purchase Plan, as amended (the "ESPP"), covers all employees of Mednax, its subsidiaries and its Affiliated Professional Entities who satisfy its eligibility requirements and currently provides for the issuance of up to 7,400,000 shares of our common stock. Because only approximately 432,075 shares remain available for issuance under the ESPP as of the date of this Proxy Statement, our Board of Directors has approved the Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan to provide that, as of the Effective Date (as defined below), the maximum aggregate number of shares of our common stock issuable under the ESPP on or after such date will be 9,900,000 shares. The proposed Amended and Restated 1996 Non-Qualified Employee Stock Purchase Plan would become effective on the date that it is approved by our shareholders (the "Effective Date").

Description of the Proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan

The following is a summary of certain principal features of the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan. This summary is qualified in its entirety by reference to the complete text of the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan. Shareholders are urged to read the actual text of the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan in its entirety, which is set forth as Exhibit B to this Proxy Statement.

Purpose

The purpose of the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan is to encourage stock ownership in Mednax by employees of Mednax, its subsidiaries and its Affiliated Professional Entities, thereby enhancing employee interest in the continued success and progress of Mednax. The proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan will increase the number of shares of Mednax common stock issuable under the plan and available for purchase by eligible participants at a favorable price through payroll deductions of the participants.

Administration

The proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan will be administered by the Compensation Committee of Mednax's Board of Directors. The Compensation Committee will have the authority to delegate the day-to-day administration of the Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan.

Maximum Number of Shares Issuable

A maximum of 7,400,000 shares of our common stock are issuable under the Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, of which all but approximately 432,075 shares have been issued. Upon its approval by shareholders, a maximum of 9,900,000 shares will be issuable under the Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan. The amendment and restatement of the ESPP does not increase the number of shares available for issuance under the SPP.

Eligible Participants:

The Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan will be available to all employees of Mednax, its subsidiaries and the Affiliated Professional Entities who were (a) employees on the first business day of that purchase period and (b) regularly scheduled to work more than 20 hours per week and whose customary employment was more than five months per calendar year, determined as of the first day of the calendar month that is two months prior to the first business day of that purchase period. No participant will be eligible to participate in a purchase period if, immediately after the first business day of that purchase period, such participant would own Mednax common stock and/or hold options to purchase Mednax common stock possessing 5% or more of the total combined voting power or value of all classes of Mednax stock.

Purchase Periods

Each calendar year, referred to as an offering period, includes four purchase periods. The purchase periods for the proposed Amended and Restated 1996 Non-Qualified Employee Stock Purchase Plan will be each of the three-month periods ending on the first day of April, July, October and January, respectively, or if any such date is not a business day, the next succeeding business day on which it is administratively possible to effect the purchase. Before each purchase period, the eligible participant must elect to have compensation withheld during the purchase period of either a whole percentage of his or her compensation (not less than 1%) or a specific dollar amount (not less than $25 and not more than $15,000, per pay period). The percentage or amount designated may not be increased or decreased during a purchase period, but a participant can discontinue payroll deductions for the remainder of a purchase period and withdraw his or her funds entirely. Once an employee enrolls, participation in subsequent offering periods on the same basis will automatically continue, unless the employee elects to change deduction amounts, withdraw, or becomes ineligible.

Investing in the Proposed Amended and Restated 1996 Mednax, Inc. Non-Qualified Employee Stock Purchase Plan

Based on the amount of salary withheld, shares will be purchased, on the open market or from Mednax, for the account of each participant on each of the first day of April, July, October and January, or if any such date is not a business day, on the next succeeding business day on which it is administratively possible to effect the purchase; provided, however, that unless a registration statement on Form S-8 with respect to the shares of Mednax common stock to be issued and sold under the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan contains current information in accordance with the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, as determined by Mednax's General Counsel (a "Current ESPP S-8"), no purchase will be made on that date. In the event that shares of Mednax common stock are not purchased under the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan because a Current ESPP S-8 is not available, Mednax will permit participants to elect any of the following: (a) to cease to have any additional payroll deductions made until such time as a Current ESPP S-8 is available, but to have any payroll deductions that are not used carried over to the next purchase period and used to purchase shares of Mednax common stock on the fifth business day immediately following the date on which a Current ESPP S-8 is first available; (b) to withdraw all payroll deductions and cease future payroll deductions until such time as a Current ESPP S-8 is available; or (c) to continue to have payroll deductions taken and to have payroll deductions that are not used carried over to the next purchase period and used to purchase shares of Mednax common stock on the fifth business day immediately following the date on which a Current ESPP S-8 is first available. The number of shares of Mednax common stock to be purchased for each participant will result from dividing the total amount to be withheld, by the purchase price described below.

Purchase Price

The purchase price to be paid by the participants will be 85% of the closing price for a share of Mednax common stock as published in the New York Stock Exchange listing on the purchase date (the "Fair Market Value"), and in the event that such closing price is not published, the Fair Market Value will be the amount determined by the Compensation Committee. Any commission charges relating to the purchase of Mednax common stock under the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan will be paid by Mednax.

Limitation on Purchases

The Fair Market Value of common stock that a participant may purchase under the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan may not exceed $15,000 for any one pay period and $25,000 for any one calendar year.

Limitation on Sales

Except as otherwise permitted in writing by the Compensation Committee of Mednax's Board of Directors, in its sole and absolute discretion (which need not be uniformly applied for all participants), shares of Mednax common stock purchased by a participant under the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan in any purchase period that begins on or after January 1, 2009, may not be sold until the sooner of 6 months after the purchase date or the date of the participant's death. Restrictions may also apply to the resale of shares of Mednax common stock by certain officers, and those having similar responsibilities, who are subject to the insider reporting and short-swing profit rules of the Securities and Exchange Commission.

Termination

The Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan and all rights thereunder will terminate on the earliest of (a) the date on which the maximum number of shares of common stock available for purchase under the plan has been purchased; (b) the termination of the plan by the Compensation Committee or Mednax's Board of Directors; and (c) the effective date of any consolidation or merger in which Mednax is not the surviving entity, any exchange or conversion of outstanding shares of Mednax for or into securities of another entity or other consideration, or any complete liquidation of Mednax.

Other Information

The specific future benefits or amounts to be received by officers and employees of Mednax, its subsidiaries and the Affiliated Professional Entities under the proposed Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan are not determinable.

 Mednax's Board of Directors unanimously recommends a Vote "**FOR**" Proposal 3 to approve the Amendment and Restatement of the Amended and Restated Mednax, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended.

Proposal 4: Ratification of the Appointment of Independent Auditors

The Audit Committee has selected and appointed the firm of PricewaterhouseCoopers LLP to act as our independent registered public accounting firm for the 2021 fiscal year. PricewaterhouseCoopers LLP was our independent auditor for the fiscal year ended December 31, 2021. Although ratification is not required by our bylaws or otherwise, the Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP to our shareholders for ratification as a matter of good corporate practice. If the appointment is not ratified, the Audit Committee will re-evaluate its appointment, taking into consideration our shareholders' vote. However, the Audit Committee is solely responsible for the appointment and termination of our auditors and may do so at any time in its discretion.

Proxies will be voted "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2021 fiscal year absent contrary instructions.

 Mednax's Board of Directors unanimously recommends a Vote "**FOR**" Proposal 4 to ratify the appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for the 2021 fiscal year.

Proposal 5: Advisory Vote on Executive Compensation

As required by Section 14A of the Exchange Act, Mednax is providing its shareholders the opportunity to cast a non-binding advisory vote "FOR" or "AGAINST" the compensation paid to named executive officers in 2020 as disclosed and described in the "Executive Compensation: Compensation Discussion and Analysis" section of this Proxy Statement, including the section entitled "Overview of the Executive Compensation Program," the compensation tables and the narrative disclosures that accompany the compensation tables.

As described in detail in our "Executive Compensation: Compensation Discussion and Analysis" section of this Proxy Statement, the compensation tables and related narrative discussion, the compensation of executive officers is designed to have strong links to performance achievements, both in terms of operational and financial results as well as in optimizing shareholder value. We evaluate the relationship between compensation cost, shareholder value and company performance on a regular basis. At-risk elements such as performance-based cash incentives and equity-based compensation comprise a significant portion of our overall executive remuneration. For incentive plans, we establish performance goals so that the level of compensation received appropriately corresponds to the level of performance achieved. In addition, the vesting of equity-based compensation is designed to encourage ownership that results in business decisions that build long-term shareholder value and thus stock price appreciation, and retention of our named executive officers.

The Compensation Committee, which was significantly refreshed in July 2020, is committed to enhancing our performance-based compensation program to further align our executive compensation with value creation for our shareholders, which was demonstrated with the recent introduction of a "gate" to our performance-based awards, where no payout will be made on any portion of performance-based awards if general and administrative expenses exceed a specified dollar threshold, regardless of whether the other performance metrics are met, and the recent introduction of stock options that only vest if there is a certain level of share appreciation, with step increases, for sustained periods of time, and which may only be exercised for a 90 day period after the expiration of the three-year term. The Compensation Committee believes that these changes further align executive pay with Company performance and our clawback policy, required minimum share ownership for our executive officers and enhanced anti-hedging policies further align executive compensation with our shareholders' long-term interests.

Shareholders are urged to read the section entitled "Executive Compensation: Compensation Discussion and Analysis," which discusses our executive compensation programs in detail, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in our 2021 Annual Report that accompanies this Proxy Statement.

Accordingly, Mednax requests your approval of the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K promulgated under the Securities Act, including the section entitled "Executive Compensation: Compensation Discussion and Analysis," compensation tables and related narrative discussion, is hereby APPROVED.


Mednax's Board of Directors unanimously recommends a Vote "**FOR**" Proposal 5 to approve the compensation paid to its named Executive Officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission and described in the section entitled "Executive Compensation: Compensation Discussion and Analysis," including the compensation tables and the related narrative discussion.

Although the vote is non-binding and advisory, the Board of Directors and the Compensation Committee will review the voting results in connection with their ongoing evaluation of the Company's compensation program.

Other Business

The Board of Directors knows of no other business to be brought before the annual meeting. If, however, any other business should properly come before the annual meeting, it is the intention of the persons named in the accompanying proxy card to vote the shares they represent in accordance with the recommendation of Mednax's Board of Directors.

Availability of Annual Report on Form 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (without exhibits or documents incorporated by reference therein) are available without charge to shareholders upon written request to Investor Relations at 1301 Concord Terrace, Sunrise, Florida 33323, by calling (954) 384-0175 or via the Internet at www.Mednax.com.

Information Concerning Shareholder Proposals

As more specifically provided in our Articles of Incorporation, no business may be brought before an annual meeting unless it is specified in the notice of the meeting or is otherwise properly brought before the meeting by or at the direction of our Board of Directors or by a shareholder entitled to vote who has delivered proper notice to us, together with the information required by our Articles of Incorporation, not less than 120 days nor more than 180 days prior to the first anniversary of the preceding year's notice of annual meeting. Accordingly, any shareholder proposal to be considered at the 2022 Annual Meeting of Shareholders must be properly submitted to us on or before November 23, 2021, but not earlier than September 24, 2021 or such proposal will be considered untimely. A copy of the provision of Mednax's Articles of Incorporation relating to shareholder nominations is available upon request from Mednax's Secretary at 1301 Concord Terrace, Sunrise, Florida 33323. These requirements are separate from the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in our Proxy Statement for the 2022 Annual Meeting of Shareholders.

Shareholders interested in submitting a proposal for inclusion in our proxy materials for the 2022 Annual Shareholders' Meeting may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act and Mednax's Articles of Incorporation. To be eligible for inclusion in such proxy materials, shareholder proposals must be received by our Secretary, at the address noted above, not later than November 23, 2021.

Exhibit A
Mednax, Inc.
Amended and Restated
2008 Incentive Compensation Plan
May [12], 2021

Amended and Restated
2008 Incentive Compensation Plan
May [12], 2021

Mednax, Inc.
Amended and Restated
2008 Incentive Compensation Plan
May [12], 2021

1.   Purpose. The purpose of this AMENDED AND RESTATED 2008 INCENTIVE COMPENSATION PLAN (the "Plan") is to assist **MEDNAX, INC.,** a Florida corporation (the "Company") and its Related Entities (as hereinafter defined) in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company's shareholders, and providing such persons with annual and long term performance incentives to expend their maximum efforts in the creation of shareholder value.

This Plan was originally adopted by Pediatrix Medical Group, Inc., a Florida corporation ("PMG") and PMG assigned all of its outstanding obligations under the Plan to the Company pursuant to the terms of a Merger Agreement between the Company, PMG and PMG Merger Sub Inc., a Florida corporation, effective as of December 31, 2008. The Plan was amended and restated and approved by shareholders on May 10, 2012. The Plan was subsequently amended on February 6, 2014. On May 11, 2017, the shareholders of the Company re-approved the material terms of the performance goals under this Plan for purposes of Section 162(m) of the Internal Revenue Code. The Plan was amended and restated and approved by shareholders again on March 20, 2019, to, among other things, increase the number of Shares. The terms and conditions of the Plan are hereby amended and restated to read as specified herein as of the Effective Date of Restated Plan to, among other things, provide for an increase in the Shares available under the Plan.

2.   Definitions. For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof and elsewhere herein.

(a)   *"Award"* means any Option, Stock Appreciation Right, Restricted Stock Award, Deferred Stock Award, Share granted as a bonus or in lieu of another Award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest, granted to a Participant under the Plan.

(b)   *"Award Agreement"* means any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

(c)   *"Beneficiary"* means the person, persons, trust or trusts that have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(d)   *"Beneficial Owner" and "Beneficial Ownership"* shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(e)   *"Board"* means the Company's Board of Directors.

(f)   *"Change in Control"* means a Change in Control as defined in Section 9(b) of the Plan.

(g) *"Code"* means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(h) *"Committee"* means the Compensation Committee of the Board, excluding any member who is not (i) a "non-employee director" within the meaning of Rule 16b-3 (or any successor rule) under the Exchange Act, unless administration of the Plan by "non-employee directors" is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan, (ii) an "outside director" within the meaning of Section 162(m) of the Code, and (iii) Independent". The failure of the Committee to be so comprised shall not invalidate any Award that otherwise satisfies the terms of the Plan.

(i) *"Consultant"* means any Person (other than an Employee or a Director, solely with respect to rendering services in such Person's capacity as a director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(j) *"Continuous Service"* means the uninterrupted provision of services to the Company or any Related Entity in any capacity of Employee, Director, Consultant or other service provider. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entities, or any successor entities, in any capacity of Employee, Director, Consultant or other service provider, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director, Consultant or other service provider (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(k) *"Covered Employee"* means each Person who shall be considered a "covered employee" for purposes of Section 162(m) of the Code.

(l) *"Deferred Stock"* means a right to receive Shares, including Restricted Stock, cash measured based upon the value of Shares, or a combination thereof, at the end of a specified deferral period.

(m) *"Deferred Stock Award"* means an Award of Deferred Stock granted to a Participant under Section 6(e) hereof.

(n) *"Director"* means a member of the Board or the Board of Directors of any Related Entity.

(o) *"Disability"* means a permanent and total disability (within the meaning of Section 22(e) of the Code), as determined by a medical doctor satisfactory to the Committee.

(p) *"Dividend Equivalent"* means a right, granted to a Participant under Section 6(g) hereof, to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(q) *"Effective Date"* means May 23, 2008.

(r) *"Effective Date of Restated Plan"* means May [12], 2021, which is the date on which this Plan, as amended and restated, was approved by the shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Sections 162(m) and 422 of the Code, Rule 16b-3 under the Exchange Act, and applicable requirements under the rules of the Listing Market.

(s) *"Eligible Person"* means each officer, Director, Employee, Consultant and other person who provides services to the Company or any Related Entity. The foregoing notwithstanding, only employees of the Company, or any parent corporation or subsidiary corporation of the Company (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may, in the discretion of the Committee, be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(t)   *"Employee"* means any person, including an officer or Director, who is an employee of the Company or any Related Entity. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

(u)   *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(v)   *"Fair Market Value"* means the fair market value of Shares, Awards or other property as determined by the Committee, or under procedures established by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a Share as of any given date shall be the closing sale price per Share reported on a consolidated basis for stock listed on the principal stock exchange or market on which Shares are traded on the date as of which such value is being determined (or as of such later measurement date as determined by the Committee on the date the Award is authorized by the Committee) or, if there is no sale on that date, then on the last previous day on which a sale was reported.

(w)   *"Incentive Stock Option"* means any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(x)   *"Independent"*, when referring to either the Board or members of the Committee, shall have the same meaning as used in the rules of the Listing Market.

(y)   *"Incumbent Board"* means the Incumbent Board as defined in Section 9(b)(ii) hereof.

(z)   *"Listing Market"* means the New York Stock Exchange or any other national securities exchange on which any securities of the Company are listed for trading, and if not listed for trading, by the rules of the Nasdaq Market.

(aa) *"Option"* means a right granted to a Participant under Section 6(b) hereof, to purchase Shares or other Awards at a specified price during specified time periods.

(bb) *"Optionee"* means a person to whom an Option is granted under this Plan or any person who succeeds to the rights of such person under this Plan.

(cc) *"Other Stock-Based Awards"* means Awards granted to a Participant under Section 6(i) hereof.

(dd) *"Participant"* means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(ee) *"Performance Award"* means any Award of Performance Shares or Performance Units granted pursuant to Section 6(h) hereof.

(ff) *"Performance Period"* means that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

(gg) *"Performance Share"* means any grant pursuant to Section 6(h) hereof of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(hh) *"Performance Unit"* means any grant pursuant to Section 6(h) hereof of a unit valued by reference to a designated amount of property (including cash) other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(ii) "*Person*" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a "group" as defined in Section 13(d) thereof.

(jj) "*Prior Plan*" means the Pediatrix Medical Group, Inc. 2004 Incentive Compensation Plan.

(kk) "*Related Entity*" means any Subsidiary, and any business, corporation, partnership, limited liability company or other entity designated by the Board, in which the Company or a Subsidiary holds a substantial ownership interest, directly or indirectly, as well as any professional association, corporation or partnership that is affiliated with the Company.

(ll) "*Restriction Period*" means the period of time specified by the Committee that Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose.

(mm) "*Restricted Stock*" means any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such risks of forfeiture and other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(nn) "*Restricted Stock Award*" means an Award granted to a Participant under Section 6(d) hereof.

(oo) "*Rule 16b-3*" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(pp) "*Shares*" means the shares of common stock of the Company, par value $.01 per share, and such other securities as may be substituted (or resubstituted) for Shares pursuant to Section 10(c) hereof.

(qq) "*Stock Appreciation Right*" means a right granted to a Participant under Section 6(c) hereof.

(rr) "*Subsidiary*" means any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% or more of the assets on liquidation or dissolution.

(ss) "*Substitute Awards*" means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company (i) acquired by the Company or any Related Entity, (ii) which becomes a Related Entity after the date hereof, or (iii) with which the Company or any Related Entity combines.

3. *Administration*.

(a) *Authority of the Committee*. The Plan shall be administered by the Committee, except to the extent (and subject to the limitations imposed by Section 3(b) hereof) the Board elects to administer the Plan, in which case the Plan shall be administered by only those members of the Board who are Independent members of the Board, in which case references herein to the "Committee" shall be deemed to include references to the Independent members of the Board. The Committee shall have full and final authority, subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. In exercising any discretion granted to the Committee under the Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person or Participant in a manner consistent with the treatment of other Eligible Persons or Participants.

(b) *Manner of Exercise of Committee Authority*. The Committee, and not the Board, shall exercise sole and exclusive discretion (i) on any matter relating to a Participant then subject to Section 16 of the Exchange Act with respect to the Company to the extent necessary in order that transactions by such Participant shall be exempt under Rule 16b-3 under the Exchange Act, (ii) with respect to any Award, including a grandfathered award, that is intended to qualify as "performance-based compensation" under Section 162(m), to the extent necessary in order for such Award to so qualify; and (iii) with respect to any Award to an Independent Director. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Related Entities, Eligible Persons, Participants, Beneficiaries, transferees under Section 10(b) hereof or other persons claiming rights from or through a Participant, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any Related Entity, or committees thereof, the authority, subject to such terms and limitations as the Committee shall determine, to perform such functions, including administrative functions as the Committee may determine to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company and will not cause Awards, including grandfathered awards, intended to qualify as "performance-based compensation" under Code Section 162(m) to fail to so qualify. The Committee may appoint agents to assist it in administering the Plan. Any such delegations shall be set forth in a written instrument that specifies the persons authorized to act thereunder and the terms and limitations of such authority, which writing shall be delivered to the Company's Chief Financial Officer, Principal Accounting Officer and General Counsel before any authority may be exercised.

(c) *Limitation of Liability*. The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to it, him or her by any officer or Employee, the Company's independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4. ***Shares Subject to Plan***.

(a) *Limitation on Overall Number of Shares Available for Delivery Under Plan*. Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery under the Plan shall be an aggregate of 34,975,000 (consisting of an additional 7,200,000 shares added to the Plan as of the Effective Date of the Restated Plan), inclusive of any Shares remaining available for grant under the Prior Plan on the Effective Date of the Plan. Any Shares that are subject to Awards of Options or Stock Appreciation Rights shall be counted against this limit as one (1) Share for every one (1) Share with respect to which such Award is granted. Any Shares that are subject to Awards other than Options or Stock Appreciation Rights shall be counted against this limit as 2.0 Shares (2.2 Shares for any such Awards granted prior to May 10, 2012) for every one (1) Share with respect to which such Award is granted. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b) **Application of Limitation to Grants of Awards**. No Award may be granted if the number of Shares to be delivered in connection with such an Award or, in the case of an Award relating to Shares but settled only in cash (such as cash-only Stock Appreciation Rights), the number of Shares to which such Award relates, exceeds the number of Shares remaining available for delivery under the Plan, minus the number of Shares deliverable in settlement of or relating to then outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of Shares previously counted in connection with an Award.

(c) **Availability of Shares Not Delivered under Awards and Adjustments to Limits**

(i)   If any Awards are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award is settled for cash, or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares to which those Awards were subject, shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for delivery with respect to Awards under the Plan, subject to Section 4(c)(iv) below; provided, however, that Shares tendered or withheld to pay the exercise price for any Award or to pay taxes relating to any Award shall not again be available for delivery with respect to Awards under the Plan and, provided further, that Stock Appreciation Rights that are settled in Shares shall count against the limit in Section 4(a) of this Plan based upon the full number of Shares that are subject to the Award.

(ii)   Substitute Awards shall not reduce the Shares authorized for delivery under the Plan or authorized for delivery to a Participant in any period. Additionally, in the event that a company acquired by the Company or any Related Entity or with which the Company or any Related Entity combines, has shares available under a pre-existing plan approved by its shareholders, the shares available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for delivery under the Plan if and to the extent that the use of such Shares would not require approval of the Company's shareholders under the rules of the Listing Market.

(iii)   Any Share that again becomes available for delivery pursuant to this Section 4(c) shall be added back as one (1) Share if such Share was subject to an Option or Stock Appreciation Right granted under the Plan or an option or stock appreciation right granted under the Prior Plan, and as 2.0 Shares (2.2 Shares for any such Awards granted prior to May 10, 2012) if such Share was subject to an Award other than an Option or Stock Appreciation Right granted under the Plan or an option or stock appreciation right granted under the Prior Plan.

(iv)   Notwithstanding anything in this Section 4(c) to the contrary but subject to adjustment as provided in Section 10(c) hereof, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall be 34,975,000 shares.

(d) **No Further Awards Under Prior Plan**. In light of the adoption of this Plan, no further awards shall be made under the Prior Plan after the Effective Date, except to the extent that the number of Shares subject to such further awards do not exceed the number of Shares subject to awards under the Prior Plan that are forfeited, expire or otherwise terminate without issuance of Shares after the Effective Date.

5. ***Eligibility; Per-Person Award Limitations***. Awards may be granted under the Plan only to Eligible Persons. Subject to adjustment as provided in Section 10(c), in any fiscal year of the Company during any part of which the Plan is in effect, no Participant may be granted (i) Options or Stock Appreciation Rights with respect to more than 1,000,000 Shares, or (ii) Restricted Stock, Deferred Stock, Performance Shares and/or Other Stock-Based Awards with respect to more than 750,000 Shares. In addition, the maximum dollar value payable to any one Participant with respect to Performance Units is (x) $10,000,000 with respect to any 12 month Performance Period (pro-rated for any Performance Period that is less than 12 months based upon the ratio of the number of days in the Performance Period as compared to 365), and (y) with respect to any Performance Period that is more than 12 months, $10,000,000 multiplied by the number of full 12 month periods that are in the Performance Period.

6. ***Specific Terms of Awards***.

    (a)   General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of the Participant's Continuous Service and terms permitting a Participant to make elections relating to his or her Award. Except as otherwise expressly provided herein, the Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of Florida law, no consideration other than services may be required for the grant (as opposed to the exercise) of any Award.

    (b)   Options. The Committee is authorized to grant Options to any Eligible Person on the following terms and conditions:

        (i)   Exercise Price. Other than in connection with Substitute Awards, the exercise price per Share purchasable under an Option shall be determined by the Committee, provided that such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of the Option and shall not, in any event, be less than the par value of a Share on the date of grant of the Option. If an Employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than 110% of the Fair Market Value of a Share on the date such Incentive Stock Option is granted. Other than pursuant to Section 10(c)(i) and (ii), the Committee shall not be permitted to (A) lower the exercise price per Share of an Option after it is granted, (B) cancel an Option when the exercise price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), or (C) take any other action with respect to an Option that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without approval of the Company's shareholders.

        (ii)   Time and Method of Exercise. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the methods by which the exercise price may be paid or deemed to be paid (including in the discretion of the Committee a cashless exercise procedure), the form of such payment, including, without limitation, cash, Shares (including without limitation the withholding of Shares otherwise deliverable pursuant to the Award), other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis provided that such deferred payments are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law), and the methods by or forms in which Shares will be delivered or deemed to be delivered to Participants.

(iii)   *Incentive Stock Options*. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Right issued in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has first requested, or consents to, the change that will result in such disqualification. Thus, if and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(A)   the Option shall not be exercisable for more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant; and

(B)   The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company (and any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) that become exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000.

(c)   *Stock Appreciation Rights*. The Committee may grant Stock Appreciation Rights to any Eligible Person in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option (a "Tandem Stock Appreciation Right"), or without regard to any Option (a "Freestanding Stock Appreciation Right"), in each case upon such terms and conditions as the Committee may establish in its sole discretion, not inconsistent with the provisions of the Plan, including the following:

(i)   *Right to Payment*. A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one (1) Share on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Committee. The grant price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a Share on the date of grant, in the case of a Freestanding Stock Appreciation Right, or less than the associated Option exercise price, in the case of a Tandem Stock Appreciation Right. Other than pursuant to Section 10(c)(i) and (ii), the Committee shall not be permitted to (A) lower the grant price per Share of a Stock Appreciation Right after it is granted, (B) cancel a Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), or (C) take any other action with respect to a Stock Appreciation Right that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without shareholder approval.

(ii)   *Other Terms*. The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right.

(iii) *Tandem Stock Appreciation Rights*. Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or, for Options that are not Incentive Stock Options, at any time thereafter before exercise or expiration of such Option. Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the exercise price at which Shares can be acquired pursuant to the Option. In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies. Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised, and any Tandem Stock Appreciation Right shall no longer be exercisable to the extent the related Option has been exercised.

(d) *Restricted Stock Awards*. The Committee is authorized to grant Restricted Stock Awards to any Eligible Person on the following terms and conditions:

(i) *Grant and Restrictions*. Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, or as otherwise provided in this Plan during the Restriction Period. The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to a Restricted Stock Award, a Participant granted Restricted Stock shall have all of the rights of a shareholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). During the period that the Restricted Stock Award is subject to a risk of forfeiture, subject to Section 10(b) below and except as otherwise provided in the Award Agreement, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

(ii) *Forfeiture*. Except as otherwise determined by the Committee, upon termination of a Participant's Continuous Service during the applicable Restriction Period, the Participant's Restricted Stock that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited and reacquired by the Company; provided that, subject to the limitations set forth in Section 6(j)(ii) hereof, the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to Restricted Stock Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

( ) *Certificates for Stock*. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted

Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

    (iii)   *Dividends and Splits*. Any cash dividends declared with respect to shares of Restricted Stock shall be held in escrow by the Committee until such time as the shares of Restricted Stock are no longer subject to a substantial risk of forfeiture or are otherwise vested and, in the event that such shares of Restricted Stock are subsequently forfeited, the cash dividends attributable to such portion shall be forfeited. As a condition to the grant of a Restricted Stock Award, the Committee may require or permit a Participant to elect that any cash dividends paid on a Share of Restricted Stock be automatically reinvested in additional Shares of Restricted Stock or applied to the purchase of additional Awards under the Plan. Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Shares or other property have been distributed.

    (e)   ***Deferred Stock Awards***. The Committee is authorized to grant Deferred Stock Awards to any Eligible Person on the following terms and conditions:

    (i)   *Award and Restrictions*. Satisfaction of a Deferred Stock Award shall occur upon expiration of the deferral period specified for such Deferred Stock Award by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, a Deferred Stock Award shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. A Deferred Stock Award may be satisfied by delivery of Shares, cash equal to the Fair Market Value of the specified number of Shares covered by the Deferred Stock, or a combination thereof, as determined by the Committee at the date of grant or thereafter. Prior to satisfaction of a Deferred Stock Award, a Deferred Stock Award carries no voting or dividend or other rights associated with Share ownership.

    (ii)   *Forfeiture*. Except as otherwise determined by the Committee, upon termination of a Participant's Continuous Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock Award), the Participant's Deferred Stock Award that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited; provided that, subject to the limitations set forth in Section 6(j)(ii) hereof, the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to a Deferred Stock Award shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of any Deferred Stock Award.

    (iii)   *Dividend Equivalents*. Unless otherwise determined by the Committee at the date of grant, any Dividend Equivalents that are granted with respect to any Deferred Stock Award shall be either (A) paid with respect to such Deferred Stock Award at the dividend payment date in cash or in Shares of unrestricted stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Deferred Stock Award and the amount or value thereof automatically deemed reinvested in additional Deferred Stock, other Awards or other investment vehicles, as the Committee shall determine or permit the Participant to elect. Notwithstanding the foregoing, any Dividend Equivalents that are granted with respect to any Deferred Stock Award shall be held in escrow by the Committee until such time as the Deferred Stock Award that such Dividend Equivalents are attributed to shall become no longer subject to a substantial risk of forfeiture or otherwise satisfied any vesting conditions, and in the event that such Deferred Stock Award is subsequently forfeited, the Dividend Equivalents attributable to such portion shall be forfeited.

    (f)   ***Bonus Stock and Awards in Lieu of Obligations***. The Committee is authorized to grant Shares to any Eligible Persons as a bonus, or to grant Shares or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Eligible Persons subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Shares or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g) ***Dividend Equivalents***. The Committee is authorized to grant Dividend Equivalents to any Eligible Person entitling the Eligible Person to receive cash, Shares, other Awards, or other property equal in value to the dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify; provided, however any Dividend Equivalents that are granted with respect to any Restricted Stock or Deferred Stock Award shall be held in escrow by the Committee until such time as the Restricted Stock or Deferred Stock Award that such Dividend Equivalents are attributed to shall become no longer subject to a substantial risk of forfeiture or otherwise satisfied any vesting conditions, and in the event that such Restricted Stock or Deferred Stock Award is subsequently forfeited, the Dividend Equivalents attributable to such portion shall be forfeited.

(h) Performance Awards. The Committee is authorized to grant Performance Awards to any Eligible Person payable in cash, Shares, or other Awards, on terms and conditions established by the Committee, subject to the provisions of Section 8 if and to the extent that the Committee shall, in its sole discretion, determine that an Award shall be subject to those provisions. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. Except as provided in Section 9 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 8(b), or in the case of an Award that the Committee determines shall not be subject to Section 8 hereof, any other criteria that the Committee, in its sole discretion, shall determine should be used for that purpose. The amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis in a manner that does not violate the requirements of Section 409A of the Code.

(i) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to any Eligible Person such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. Other Stock-Based Awards may be granted to Participants either alone or in addition to other Awards granted under the Plan, and such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(i) shall be purchased for such consideration, (including without limitation loans from the Company or a Related Entity provided that such loans are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law) paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards or other property, as the Committee shall determine.

(j) Certain Vesting Requirements and Limitations on Waiver of Forfeiture Restrictions. Awards granted under the Plan shall be subject to a minimum vesting period of not less than one (1) year from the date of grant of the Award. This minimum vesting period may be accelerated or waived in the event of a Participant's death, disability, retirement, termination of employment, upon a Change in Control or such other events that the Committee determines. Notwithstanding the minimum vesting period, up to five percent (5%) of the Shares reserved for Awards under Section 4(a) of the Plan, subject to adjustment under Section 10(c), may be granted with vesting terms not conforming to the one (1) year minimum vesting period.

(k) Dividend Payments. Notwithstanding anything to the contrary in the Plan and notwithstanding that the Plan does not provide for the payment of cash dividends on Awards other than Restricted Stock Awards and Dividend Equivalents, subject to Section 6(d)(iv) hereof with respect to cash dividends that are declared with respect to shares of Restricted Stock and Section 6(e)(iii) hereof with respect to Dividend Equivalents that are granted with respect to any Restricted Stock or Deferred Stock Award, any cash dividends that are declared with respect to Awards shall be held in escrow by the Committee until such time as the Shares with respect to which such cash dividends are declared are no longer subject to a substantial risk of forfeiture or are otherwise vested and, in the event that such Shares are subsequently forfeited, the cash dividends attributable to such portion shall be forfeited.

7. **Certain Provisions Applicable to Awards**.

(a) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity, in which the value of Shares subject to the Award is equivalent in value to the cash compensation (for example, Deferred Stock or Restricted Stock), or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Shares minus the value of the cash compensation surrendered (for example, Options or Stock Appreciation Right granted with an exercise price or grant price "discounted" by the amount of the cash compensation surrendered); provided, however, that any such determination to grant an Award in lieu of cash compensation shall be made in a manner intended to comply with Section 409A of the Code.

(b) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years (or in the case of an Incentive Stock Option such shorter term as may be required under Section 422 of the Code).

(c) Form and Timing of Payment Under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Shares, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. Any installment or deferral provided for in the preceding sentence shall, however, be subject to the Company's compliance with the provisions of the Sarbanes-Oxley Act of 2002, the rules and regulations adopted by the Securities and Exchange Commission thereunder, and other applicable laws, and all applicable rules of the Listing Market, and in a manner intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. The settlement of any Award may be accelerated (to the extent such acceleration would not violate the requirements of Section 409A of the Code), and cash paid in lieu of Shares in connection with such settlement, in the sole discretion of the Committee or upon the occurrence of one or more specified events (in addition to a Change in Control). Any such settlement shall be at a value determined by the Committee in its sole discretion, which, without limitation, may in the case of an Option or Stock Appreciation Right be limited to the amount if any by which the Fair Market Value of a Share on the settlement date exceeds the exercise or grant price. Installment or deferred payments may be required by the Committee (subject to Section 7(e) of the Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award Agreement) or permitted at the election of the Participant on terms and conditions established by the Committee. The Committee may, without limitation, make provision for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Shares.

(d) Exemptions from Section 16(b) Liability. It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

(e) Code Section 409A.

(i) If any Award constitutes a "nonqualified deferred compensation plan" under Section 409A of the Code (a "Section 409A Plan"), then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Section 409A of the Code:

(A) Payments under the Section 409A Plan may not be made earlier than (u) the Participant's "separation from service", (v) the date the Participant becomes "disabled", (w) the Participant's death, (x) a "specified time (or pursuant to a fixed schedule)" specified in the Award Agreement at the date of the deferral of such compensation, (y) a "change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation", or (z) the occurrence of an "unforeseeable emergency";

(B) The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

(C) Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Section 409A(a)(4) of the Code; and

(D) In the case of any Participant who is "specified employee", a distribution on account of a separation from service may not be made before the date which is six months after the date of the Participant's separation from service (or, if earlier, the date of the Participant's death).

For purposes of the foregoing, the terms in quotations shall have the same meanings as those terms have for purposes of Section 409A of the Code, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Section 409A of the Code that are applicable to the Award. The Company does not make any representation to the Participant that any Awards awarded under this Plan will be exempt from, or satisfy, the requirements of Section 409A, and the Company shall have no liability or other obligation to indemnify or hold harmless any Participant or Beneficiary for any tax, additional tax, interest or penalties that any Participant or Beneficiary may incur in the event that any provision of this Plan or any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A.

(ii) The Award Agreement for any Award that the Committee reasonably determines to constitute a Section 409A Plan, and the provisions of the Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Section 409A, and the Committee, in its sole discretion and without the consent of any Participant, may amend any Award Agreement (and the provisions of the Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code. No Section 409A Plan shall be adjusted, modified or substituted for, pursuant to any provision of this Plan, without the consent of the Participant if any such adjustment, modification or substitution would cause the Section 409A Plan to violate the requirements of Section 409A of the Code.

8. ***Code Section 162(m) Provisions***.

    (a)   Covered Employees. Unless otherwise specified by the Committee, the provisions of this Section 8 shall be applicable to any Performance Award granted to any Eligible Person who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, including any such Award issued to a Covered Employee which is determined by the Committee to be grandfathered under applicable regulations and guidance.

    (b)   Performance Criteria. If an Award is subject to this Section 8, then the payment or distribution thereof or the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be contingent upon achievement of one or more objective performance goals. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder, including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." One or more of the following business criteria for the Company, on a consolidated basis, and/or for Related Entities, or for business or geographical units of the Company and/or a Related Entity (except with respect to the total shareholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Awards: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the Fair Market Value of a Share. Any of the above goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of companies that are comparable to the Company. At the time that the Committee establishes the performance goals in respect of an Award subject to this Section 8, the Committee may provide that in determining the achievement of performance goals, the Committee shall exclude the impact of any (i) restructurings, discontinued operations, extraordinary items (as defined pursuant to generally accepted accounting principles), and other unusual or non-recurring charges, (ii) a change in accounting standards required by generally accepted accounting principles, or (iii) such other exclusions or adjustments as the Committee specifies at the time the Award is granted.

    (c)   Performance Period; Timing For Establishing Performance Goals. Achievement of performance goals in respect of Performance Awards shall be measured over a Performance Period specified by the Committee. Performance goals shall be established not later than 90 days after the beginning of any Performance Period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

(d)   Adjustments. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with Awards subject to this Section 8, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of an Award subject to this Section 8 if and to the extent that such adjustment would cause the Award to fail to qualify as performance based compensation under Code Section 162(m). The Committee shall specify the circumstances in which such Awards shall be paid or forfeited in the event of termination of Continuous Service by the Participant prior to the end of a Performance Period or settlement of Awards.

(e)   Committee Certification. No Participant shall receive any payment under the Plan that is subject to this Section 8 unless and until the Committee has certified, by resolution or other appropriate action in writing, that the performance criteria and any other material terms previously established by the Committee or set forth in the Plan, have been satisfied to the extent necessary to qualify as "performance based compensation" under Code Section 162(m).

9.   **Change in Control**.

(a)   **Effect of "Change in Control."** If and only to the extent provided in any employment or other agreement between the Participant and the Company or any Related Entity, or in any Award Agreement, or to the extent otherwise determined by the Committee in its sole discretion and without any requirement that each Participant be treated consistently, upon the occurrence of a "Change in Control," as defined in Section 9(b) hereof:

(i)   Any Option or Stock Appreciation Right that was not previously vested and exercisable as of the time of the Change in Control, shall become immediately vested and exercisable, subject to applicable restrictions set forth in Section 10(a) hereof.

(ii)   Any restrictions, deferral of settlement, and forfeiture conditions applicable to a Restricted Stock Award, Deferred Stock Award or an Other Stock-Based Award subject only to future service requirements granted under the Plan shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 10(a) hereof.

(iii)   With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, the Committee may, in its discretion, deem such performance goals and conditions as having been met as of the date of the Change in Control.

(b)   **Definition of "Change in Control."** Unless otherwise specified in any employment agreement between the Participant and the Company or any Related Entity, or in an Award Agreement, a "Change in Control" shall mean the occurrence of any of the following:

(i)   The acquisition by any Person of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of either (A) the value of then outstanding equity securities of the Company (the "Outstanding Company Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities) (the foregoing Beneficial Ownership hereinafter being referred to as a "Controlling Interest"); provided, however, that for purposes of this Section 9(b), the following acquisitions shall not constitute or result in a Change in Control: (v) any acquisition directly from the Company; (w) any acquisition by the Company; (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

(ii)   During any period of two (2) consecutive years (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)   Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company, or any one or more Subsidiaries whose combined revenues for the prior fiscal year represented more than 50% of the consolidated revenues of the Company and its Subsidiaries for the prior fiscal year (the "Major Subsidiaries"), or a sale or other disposition of all or substantially all of the assets of the Company or the Major Subsidiaries, or the acquisition of assets or equity of another entity by the Company or any of its Subsidiaries, (each a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the value of the then outstanding equity securities and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the value of the then outstanding equity securities of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board of Directors or other governing body of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

10.   ***General Provisions***.

   (a)   *Compliance With Legal and Other Requirements*. The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Shares or payment of other benefits under any Award until completion of such registration or qualification of such Shares or other required action under any federal or state law, rule or regulation, listing or other required action with respect to the Listing Market, or compliance with any other obligation of the Company, as the Committee may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

   (b)   *Limits on Transferability; Beneficiaries*. No Award or other right or interest granted under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent (i) such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon), (ii) do not violate the requirements of Rule 16(b)-3, and (iii) are not inconsistent with requirements of any form of registration statement under the Securities Act of 1933, as amended, pursuant to which the Shares issuable under this Plan are then registered. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c) Adjustments.

(i) *Adjustments to Awards*. In the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Shares and/or such other securities of the Company or any other issuer to which any Award relates, then the Committee shall, in such manner as it may deem equitable, substitute, exchange or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 5 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Committee determines to be appropriate. Notwithstanding the foregoing, no adjustments may be made with respect to any Performance Awards subject to Section 8 if and to the extent that such adjustment would cause the Award to fail to qualify as "performance-based compensation" under Section 162(m) of the Code to the extent applicable.

(ii) *Adjustments in Case of Certain Transactions*. Except as otherwise provided in any employment agreement or in any Award Agreement, in the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any Change in Control, any outstanding Awards may be dealt with in accordance with any of the following approaches, without the requirement of obtaining any consent or agreement of a Participant as such, as determined by the agreement effectuating the transaction or, if and to the extent not so determined, as determined by the Committee in its sole discretion, and without any requirement that Participants be treated consistently: (a) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity, (b) the assumption or substitution for the outstanding Awards by the surviving entity or its parent or subsidiary, (c) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (d) settlement of the value of the outstanding Awards in cash or cash equivalents or other property followed by cancellation of such Awards (which value, in the case of Options or Stock Appreciation Rights, shall be measured by the amount, if any, by which the Fair Market Value of a Share exceeds the exercise or grant price of the Option or Stock Appreciation Right as of the effective date of the transaction). For the purposes of this Section 10(c)(ii), an Option, Stock Appreciation Right, Restricted Stock Award, Deferred Stock Award or Other Stock-Based Award shall be considered assumed or substituted for if following the Change in Control the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Deferred Stock Award or Other Stock-Based Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company or its parent or subsidiary, the Committee may, with the consent of the successor company or its parent or subsidiary, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Deferred Stock Award or Other Stock-Based Award, for each Share subject thereto, will be solely common stock of the successor company or its parent or subsidiary substantially equal in fair market value to the per share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. The Committee shall give written notice of any proposed transaction referred to in this Section 10(c)(ii) a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after the approval of such transaction), in order that Participants may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Awards that are then exercisable (including any Awards that may become exercisable upon the closing date of such transaction). A Participant may condition his exercise of any Awards upon the consummation of the transaction.

     (iii) **Other Adjustments**. The Committee (and the Board if and only to the extent such authority is not required to be exercised by the Committee to comply with Section 162(m) of the Code with respect to awards, including grandfathered awards) is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards, or performance goals and conditions relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Options, Stock Appreciation Rights, or Performance Awards granted pursuant to Section 8(b) hereof, to Participants designated by the Committee as Covered Employees and intended to qualify as "performance-based compensation" under Code Section 162(m) and the regulations thereunder to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder to the extent applicable. Adjustments permitted hereby may include, without limitation, increasing the exercise price of Options and Stock Appreciation Rights, increasing performance goals, or other adjustments that may be adverse to the Participant.

     (d) **Taxes**. The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company or any Related Entity and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

     (e) **Changes to the Plan and Awards**. The Board may amend, alter, suspend, discontinue or terminate the Plan, or the Committee's authority to grant Awards under the Plan, without the consent of shareholders or Participants (including in a manner adverse to the rights of a Participant under an outstanding Award), except that any amendment or alteration to the Plan shall be subject to the approval of the Company's shareholders not later than the annual meeting next following such

Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or Code Section 162(m)) or the rules of the Listing Market, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareholders for approval. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, without the consent of the Participant (including in a manner adverse to the rights of a Participant under an outstanding Award), except as otherwise provided in the Plan (including without limitation Section 6(j)(ii) hereof).

(f)   Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder or under any Award shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person's or Participant's Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a shareholder of the Company including, without limitation, any right to receive dividends or distributions, any right to vote or act by written consent, any right to attend meetings of shareholders or any right to receive any information concerning the Company's business, financial condition, results of operation or prospects, unless and until such time as the Participant is duly issued Shares on the stock books of the Company in accordance with the terms of an Award. None of the Company, its officers or its directors shall have any fiduciary obligation to the Participant with respect to any Awards unless and until the Participant is duly issued Shares pursuant to the Award on the stock books of the Company in accordance with the terms of an Award. Neither the Company nor any of the Company's officers, directors, representatives or agents are granting any rights under the Plan to the Participant whatsoever, oral or written, express or implied, other than those rights expressly set forth in this Plan or the Award Agreement.

(g)   Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Shares pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Shares, other Awards or other property, or make other arrangements to meet the Company's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(h)   Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Section 162(m) of the Code.

(i)   Payments in the Event of Forfeitures; Fractional Shares. Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j)   Governing Law. Except as otherwise provided in any Award Agreement, the validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award

Agreement shall be determined in accordance with the laws of the State of Florida without giving effect to principles of conflict of laws, and applicable federal law.

   (k)   Non-U.S. Laws. The Committee shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Related Entities may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

   (l)   Plan Effective Date and Shareholder Approval; Termination of Plan. The Plan became effective on the Effective Date. The Plan shall terminate at the earliest of (a) such time as no Shares remain available for issuance under the Plan, (b) termination of this Plan by the Board, or (c) March 17, 2031, the tenth anniversary of the Board's approval of the Plan, as amended and restated. Awards outstanding upon expiration of the Plan shall remain in effect until they have been exercised or terminated, or have expired.

   (m)   Clawback; Forfeiture. Any Award granted pursuant to the Plan on or after February 6, 2014 will be subject to mandatory repayment by the Participant to the Company to the extent the Participant is, or in the future becomes, subject to (1) any Company "clawback" or recoupment policy adopted by the Board or the Committee to comply with the requirements of any applicable law, rule or regulation, or otherwise, or (2) any law, rule or regulation which imposes mandatory recoupment, under the circumstances set forth in any such law, rule or regulation.

In addition, the Committee may reserve the right in an Award Agreement to cause a forfeiture of the gain realized by a Participant with respect to an award on account of actions taken by, or failed to be taken by, such Participant in violation or breach of, or in conflict with, any employment agreement, non-competition agreement, agreement prohibiting solicitation of employees or clients of the Company or any affiliate, confidentiality obligation with respect to the Company or any affiliate, Company policy or procedure (including the Company's Corporate Governance Principles, Code of Conduct – Finance, Insider Trading Policy and Company Code of Conduct), other agreement, or any other obligation of such Participant to the Company or any affiliate. The Committee may annul an outstanding award if the Participant is terminated for "Cause" as defined in any Applicable Award agreement or as defined in any other agreement between the Company or such affiliate and such Participant, as applicable.

Exhibit B
Amended and Restated
Mednax, Inc.
1996 Non-Qualified Employee Stock Purchase Plan
Effective as of May [12], 2021

1. Adoption; Purpose

The MEDNAX, Inc. 1996 Non-Qualified Employee Stock Purchase Plan (formerly known as the Pediatrix Medical Group, Inc. 1996 Non-Qualified Employee Stock Purchase Plan) was adopted on April 1, 1996, was subsequently amended and restated in its entirety in accordance with its terms effective as of September 24, 2008, and was assigned to and assumed by MEDNAX, Inc., a Florida corporation (the "Issuer"), and amended and restated effective as of January 1, 2009, and again amended and restated effective as of January 1, 2010, and again amended and restated effective as of November 3, 2015, and again amended and restated effective May [12], 2021 (as so amended and restated, the "Plan").

The purpose of the Plan is to encourage ownership of Common Stock (as defined below) by eligible employees of the Issuer and its Subsidiaries and Affiliated Professional Entities (collectively the "Company"), thereby enhancing employee interest in the continued success and progress of the Company.

The Plan provides Eligible Employees (as defined below) with the opportunity to invest in Common Stock at a discounted price through payroll deductions.

2. Definitions

For purposes of this Plan, the following terms used in this document have the meanings as defined below:

ACCOUNT – a separate account maintained by the Custodian for each Participant which reflects the number of shares of Common Stock purchased under the Plan by such Participant.

AFFILIATED PROFESSIONAL ENTITIES – each entity related to the Issuer through a long-term management contract.

BOARD – the Board of Directors of the Issuer.

BUSINESS DAY – a day on which there is trading on the New York Stock Exchange.

CODE – Internal Revenue Code of 1986, including any amendments.

COMMITTEE – the Compensation Committee of the Board.

COMMON STOCK – common stock, par value $.01 per share (together with attached preferred share purchase rights, if any), of the Issuer.

COMPENSATION – the amount of a Participant's base wages, overtime, commissions, and cash bonuses, before giving effect to any compensation reductions made in connection with any plans described in Section 401(k) or Section 125 of the Code.

CURRENT S-8 – shall have the meaning set forth in the definition of Purchase Date below.

CUSTODIAN – the entity that is appointed by the Committee or the Board to serve as the custodian under the Plan, or any duly appointed successor.

EFFECTIVE DATE – May [12], 2021.

ELIGIBLE EMPLOYEE – an Employee who is eligible to participate in the Plan in accordance with Section 3 hereof.

EMPLOYEE – an employee of the Company.

ENTRY DATE – the first Business Day occurring on or after each January 1, April 1, July 1 and October 1.

EXCHANGE ACT – The Securities Exchange Act of 1934, as amended.

FAIR MARKET VALUE – the value of a share of Common Stock on any Business Day shall be the closing price for a share of Common Stock as published in the New York Stock Exchange listing for such day; in the event that such prices are not published, the Fair Market Value of a share of Common Stock shall be determined by the Committee.

PARTICIPANT – each Eligible Employee who has elected to have amounts deducted from his or her Compensation to participate in the Plan.

PURCHASE DATE – the April 1, July 1, October 1, and January 1, that immediately follows the last day of a Purchase Period, or if any such date is not a Business Day, the next succeeding Business Day on which it is administratively possible to do the purchase; provided however that unless a Registration Statement on Form S-8 with respect to the shares of Common Stock to be issued and sold under the Plan contains current information in accordance with the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder as determined by the General Counsel of the Company (a "Current S-8") on the date that otherwise would be a Purchase Date, no purchase shall be made on that date and instead the amounts withheld by payroll deduction shall be carried over into the next Purchase Period and, if and to the extent not withdrawn pursuant to the provisions of this Plan, the Purchase Date for those carried over amounts shall be the fifth Business Day immediately following the date on which a Current S-8 thereafter is first available.

PURCHASE PERIOD – each period beginning on an Entry Date and ending on the last day of each calendar quarter.

PURCHASE PRICE – the Fair Market Value of a share of Common Stock on the Purchase Date, less 15%.

SEC – Securities and Exchange Commission or any successor agency.

SUBSIDIARY – any domestic corporation, of which the Issuer owns directly or indirectly 50% or more of the total combined voting power of all classes of stock, and any other entity designated by the Board, that qualifies as a "subsidiary corporation" within the meaning of Section 424(f) of the Code.

3. Eligibility

For each Purchase Period beginning on or after January 1, 2010, an Employee shall be eligible to participate in the Plan with respect to that Purchase Period if he or she was an Employee on the Entry Date for that Purchase Period and, on the first day of the calendar month that is two months prior to the Entry Date for that Purchase Period, the Employee is regularly scheduled to work more than 20 hours per week and the Employee's customary employment is more than five months per calendar year.

Notwithstanding the foregoing, no Employee shall be eligible to participate in the Plan on or after an Entry Date if immediately after the Entry Date, the Employee (or any other person whose stock would be attributed to the Employee pursuant to Section 424(d) of the Code) would own stock and/ or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Issuer.

4. Participation

Participation in the Plan is voluntary. An Eligible Employee may elect to participate by completing an enrollment form and returning it to the Human Resources Department. The payroll deductions will start as of the first Entry Date that occurs 15 days (or such other period as the Committee shall determine on a uniform and nondiscriminatory basis) or more after the completed enrollment form is received by the Human Resources Department.

Purchase Periods begin on January 1, April 1, July 1, and October 1 of each year so long as the Plan remains in effect. Once an Employee enrolls, he or she will automatically continue participation in subsequent Offering Periods on the same basis, unless he or she elects to change deduction amounts, withdraw, or becomes ineligible.

5. Common Stock Available Under the Plan

Subject to any adjustment described in this Section 5, as of the Effective Date the maximum number of shares of Common Stock which may be purchased under the Plan is 9,900,000. In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of shares of Common Stock other than a regular cash dividend, the maximum number and class of shares of Common Stock that may be purchased by any Participant during any Offering Period, and the purchase price per share of Common Stock, shall be appropriately adjusted by the Committee. The decision of the Committee regarding any such adjustment shall be final, binding and conclusive. If any such adjustment would result in a fractional security being available under this Plan, such fractional security shall be disregarded. Common Stock sold hereunder may be purchased for Participants in the open market (on an exchange or in negotiated transactions) or may be previously acquired treasury shares, authorized and unissued shares, or any combination of shares purchased in the open market, previously acquired treasury shares or authorized and unissued shares.

6. Purchases of Common Stock

On each Purchase Date, whole and fractional shares will be purchased on the open market or from the Company for each Participant with the accumulated Participant payroll deductions through the last day of the immediately preceding Purchase Period. The Purchase Price shall be 85% of the Fair Market Value of a share of Common Stock on the Purchase Date. Additionally, any commission charges relating to the purchase of Common Stock under the Plan will be paid by the Issuer.

In the event that shares of Common Stock are not purchased under the Plan on a Purchase Date because a Current S-8 is not available on that Purchase Date, then the Company shall permit Participants to elect any of the following:

(i) to cease to have any additional payroll deductions made until such time as a Current S-8 is available, but to have any payroll deductions that are not used to purchase shares on the Purchase Date because a Current S-8 is not available on that Purchase Date carried over to the next Purchase Period and used to purchase shares on the fifth Business Day immediately following the date on which a Current S-8 thereafter is first available;

(ii) to withdraw all payroll deductions and cease future payroll deductions until such time as a Current S-8 is available; or

(iii) to continue to have payroll deductions taken and to have any payroll deductions that are not used to purchase shares on the Purchase Date because a Current S-8 is not available on that

Purchase Date carried over to the next Purchase Period and used to purchase shares on the fifth Business Day immediately following the date on which a Current S-8 thereafter is first available.

Notwithstanding anything in the second paragraph of Section 8 hereof to the contrary, a Participant who elects to cease payroll deductions during a Purchase Period pursuant to the foregoing clauses (i) or (ii) shall be eligible to participate again in the first Purchase Period that immediately follows the one in which he or she ceased deductions and/or withdrew prior payroll deductions.

7. Investing in the Plan

Plan elections for payroll deductions must be in whole percentages or specific dollar amounts. If a Participant elects a specific dollar amount, the minimum election is $25.00 per pay period. If a Participant elects a whole percentage of Compensation, the minimum election is 1% of Compensation per pay period.

Regardless of whether the payroll deductions are made in whole percentages of Compensation or specific dollar amounts, the amount that each Participant may elect to contribute under the Plan shall not exceed $15,000 in any pay period and $25,000 in any calendar year that begins on or after January 1, 2010.

All payroll deductions made for a Participant shall be deposited in the Company's general corporate accounts, and no interest shall accrue or be credited with respect to a Participant's payroll deduction. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate or otherwise set apart such payroll deductions from any other corporate funds.

8. Changing Payroll Deductions

A Participant's elected payroll deduction may be increased or decreased effective with the next Entry Date. The form must be received by Human Resources no later than 15 days (or such other period as the Committee shall determine on a fair and nondiscriminatory basis) prior to the next Entry Date. Changes will not become effective at any time between Entry Dates.

Participants may, however, cease deductions during an Offering Period, provided that the Participant's election to cease deductions will not apply to any Purchase Period unless it is received by Human Resources no later than the end of the second month of that Purchase Period.

If a Participant ceases deductions during an Offering Period, the deductions already taken will be refunded to the Participant as soon as practicable. The Participant will not be eligible to participate again until the second Entry Date after the date on which he or she withdrew. In order to rejoin the Plan, a new enrollment form must be submitted.

9. Rights as a Shareholder

From the initial Purchase Date of shares of Common Stock, and thereafter (unless and until the Participant sells the Common Stock), the Participant shall have all the rights and privileges of a shareholder of the Issuer with respect to the shares of Common Stock purchased by the Participant.

Proxy information will be provided for each shareholders' meeting, so that each Participant may have his or her full and fractional shares voted according to their instructions.

10. Accounts

The Custodian will maintain an Account for each Participant. As shares of Common Stock are purchased on the Purchase Date for each Purchase Period, each Participant's full and fractional shares will be held in his or her Account.

Participants will receive an Account Statement, as soon as administratively possible after the end of each calendar quarter, which will include the number of full and fractional shares purchased for the Participant on the Purchase Date occurring at the end of the calendar quarter, the total number of shares owned by the Participant under the Plan, the cost per share, and the current value of shares held.

11. No Transfer of Rights

The rights granted under the Plan may not be assigned or transferred under any circumstances.

12. Administration

The Plan is administered by the Committee. The Committee has the authority to interpret the Plan and to establish rules and regulations for its administration, and the decisions with respect to, and interpretations of, the Plan by the Committee shall be final, conclusive and binding upon all Participants. The Committee has the authority to delegate the day-to-day administration of the Plan. The Committee or the Board shall appoint the Custodian and may from time to time remove the Custodian and appoint a successor.

13. Six-Month Minimum Holding Period and Other Restrictions on Sale of Stock

Except as otherwise permitted in writing by the Committee, in its sole and absolute discretion (which need not be uniformly applied for all Participants), a Participant who purchases any shares of Common Stock pursuant to the Plan in any Purchase Period that begins on or after January 1, 2009, must hold all of those shares until the earlier of (i) the date that is six months after the Purchase Date for those shares, and (ii) the date of the Participant's death. In addition, restrictions may apply to the resale of shares of Common Stock by certain officers, and those having similar responsibilities, who are subject to the insider reporting and short-swing profit rules of the SEC. Participants will be responsible to pay any commissions or other fees related to the sale of their stock and certain other fees, negotiated from time to time between the Custodian and the Issuer.

14. Shareholder Approval

To the extent necessary to comply with Rule 16b-3 of the Exchange Act or other applicable law, the Committee shall obtain approval of the shareholders of the Issuer of any Plan amendment in such a manner and to such a degree as required thereunder.

15. Amendments

The Committee or the Board may at any time, or from time to time, amend the Plan in any respect, except that, without approval of the shareholders of the Issuer, no amendment may be made (a) increasing the number of shares which may be purchased under the Plan (other than as provided in Section 5 herein), (b) materially increasing the benefits accruing to Participants, or (c) materially modifying the requirements as to eligibility for participation in the Plan.

16. Termination of the Plan

The Plan and all rights hereunder shall terminate on the earliest of (a) the date on which the maximum number of shares of Common Stock available for purchase under the Plan has been purchased; (b) the termination of the Plan by the Committee or the Board; and (c) the effective date of any consolidation or merger in which the Issuer is not the surviving entity, any exchange or conversion of outstanding shares of the Issuer for or into securities of another entity or other consideration, or any complete liquidation of the Issuer.

Any such termination shall not impair any rights that under the Plan shall have vested on or prior to the date of such termination. If at any time the number of shares of Common Stock remaining available for purchase under the Plan is not sufficient to satisfy all then-outstanding purchase rights, the Committee may determine an equitable basis of apportioning available shares of Common Stock among Participants.

Upon termination of the Plan, any payroll deductions that have not been used to purchase Common Stock, certificates for the number of full shares of Common Stock in the Participant's Account and the cash equivalent for any fractional shares in the Participant's Account shall be delivered by the Custodian to the Participant or his or her legal representative as soon as practicable following such termination. Such cash equivalent shall be determined by multiplying the fractional share by the Fair Market Value of a share of Common Stock on the day immediately preceding such termination of the Plan.

17. Laws and Regulations

Notwithstanding any other provision of the Plan, the rights of Participants to purchase Common Stock hereunder shall be subject to compliance with all applicable Federal, state, and foreign laws, rules and regulations and the rules of each stock exchange upon which the Common Stock is from time to time listed.

The Plan and purchase of Common Stock hereunder shall be subject to additional rules and regulations, not inconsistent with the Plan, that may be promulgated from time to time by the Committee regarding purchases and sales of Common Stock.

18. Participant Retirement, Termination or Death

In the event of the Participant's retirement, termination of employment or death, any payroll deductions that have not been used to purchase Common Stock will be refunded to the Participant or to the Participant's beneficiary designated on the Participant's enrollment form. Certificates for the number of full shares of Common Stock and the cash equivalent of any fractional shares held in the Participant's Account will be distributed in accordance with the Participant's instructions, or in the case of the Participant's death, in accordance with the instructions of the beneficiary designated on the Participant's enrollment form. Such cash equivalent shall be determined by multiplying the fractional share by the Fair Market Value of a share of Common Stock on the Business Day immediately preceding the effective date of such Participant's retirement, termination of employment or death.

In the event that the Participant has not designated a beneficiary on the Participant's enrollment form, any cash and certificates for shares of Common Stock will be delivered to the Participant's estate.

19. Employment

The Plan shall not confer any rights of continued employment upon any employee of the Company.

20. Additional Restrictions of Rule 16b-3

Persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3 of the Exchange Act or any successor provision. This Plan shall be deemed to contain such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions. In the event that Rule 16b-3 provides specific requirements for the administrators of plans of this type, the Plan shall only be administered by such body and in such a manner as to comply with the applicable requirements of Rule 16b-3.

21. Merger or Other Corporate Change

In the event of a merger or other transaction involving the Issuer in which shares of Common Stock are exchanged for stock, securities, cash or other property, the Plan and the obligation to issue and sell Common Stock under the Plan shall be assumed or an equivalent purchase right shall be substituted by the successor corporation in such transaction, or a parent or subsidiary of such successor corporation and, in the event of such assumption, shall be deemed to be the Issuer for all purposes of the Plan as if named as such herein. The Board may elect, however, in the exercise of its sole discretion and in lieu of such assumption or substitution, to shorten the Purchase Period then in effect by establishing a new purchase date or to cancel the Purchase Period, refund all amounts credited to each Participant's Account and thereafter terminate the Plan. If the Board shortens the Purchase Period then in effect, the Issuer shall make its best efforts to notify each Participant of such change at least 10 business days prior to the new purchase date, and allow each Participant to elect to receive a cash refund of the deductions from such Participant's Compensation that have not been used to purchase Common Stock.



1301 Concord Terrace
Sunrise, Florida 33323-2825